SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

September 30, 2014

(A free translation of the original report in Portuguese as published in

Brazil containing Quarterly Information (ITR) prepared in

accordance with accounting practices adopted in Brazil)

Report on the review of quarterly information - ITR

To the Shareholders, Board of Directors and Officers

Gafisa S.A.

São Paulo, SP

We have reviewed the accompanying individual and consolidated interim financial information of Gafisa S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended September 30, 2014, which comprises the balance sheet as at September 30, 2014 and the respective statement of operations and statement of comprehensive income (loss) for the quarter and nine-month period then ended, and the statement of changes in equity and statement of cash flows for the nine-month period then ended, including explanatory notes.

The Company’s management is responsible for the preparation of individual interim financial information in accordance with the Technical Pronouncement of the Brazilian (CPC) 21 – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by the Brazilian (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian Federal Accounting Council (CFC), as well as for the presentation of these information in compliance with the rules issued by the CVM, applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion from the individual and consolidated interim financial information prepared in accordance with CPC 21 (R1)

Based on our review, we are not aware of any fact that makes us believe that the individual and consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Conclusion from the consolidated interim information prepared in accordance with IAS 34, which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by the Brazilian (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian Federal Accounting Council (CFC)

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with IAS 34, which considers the Technical Orientation - OCPC 04 - Application of technical interpretation ICPC02 to the Brazilian Real Estate Development Entities, issued by the Brazilian (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian Federal Accounting Council (CFC) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Emphasis of matter

As described in Note 2, the individual (Company) and consolidated interim financial information was prepared in accordance with accounting practices adopted in Brazil (CPC21 (R1)). The consolidated interim financial information prepared in accordance with the IFRS applicable to the real estate development entities also considers the Technical Orientation OCPC04, edited by the Brazilian (CPC). This Technical Orientation refers to the revenue recognition of this sector and comprises other matters related to the meaning and adoption of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as further described in Note 2. Our conclusion is not modified in view of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statement of value added for the nine-month period ended September 30, 2014, prepared under the responsibility of the Company’s management, the presentation of which in the interim financial information is required by the rules of the CVM applicable to Quarterly Information (ITR), and as supplementary information under IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, according to the individual and consolidated interim financial information taken as a whole.

São Paulo, November 7th, 2014

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Giuseppe Masi

Accountant CRC 1SP176273/O-7

Company data
Capital Composition	1
Individual financial statements
Balance sheet - Assets	2
Balance sheet - Liabilities	3
Statement of income	4
Statement of comprehensive income (loss)	5
Statement of cash flows	6
Statements of changes in Equity
1/1/2014 to 9/30/2014	7
1/1/2013 to 9/30/2013	8
Statement of value added	9
Consolidated Financial Statements
Balance sheet - Assets	10
Balance sheet Liabilities	11
Statement of income	12
Statement of comprehensive income (loss)	13
Statement of cash flows	14
Statements of changes in Equity
1/1/2014 to 9/30/2014	15
1/1/2013 to 9/30/2013	16
Statement of value added	17
Comments on performance	18
Notes to interim financial information	60
Comments on Company’s Business Projections	119
Other information deemed relevant by the Company	120
Reports and statements
Report on review of interim financial information	123
Management statement of interim financial information	125
Management statement on the report on review of interim financial information	126

COMPANY DATA/ CAPITAL COMPOSITION

Number of shares (in thousands)	CURRENT QUARTER 9/30/2014
Paid-in Capital
Commom	435,559
Preferred	-
Total	435,559
Treasury shares
Commom	30,289
Preferred	-
Total	30,289

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2014	PRIOR YEAR 12/31/2013
1	Total Assets	6,663,217	6,823,205
1.01	Current Assets	2,890,237	3,312,510
1.01.01	Cash and cash equivalents	62,306	39,032
1.01.01.01	Cash and banks	13,517	11,940
1.01.01.02	Securities purchased under agreement to resell	48,789	27,092
1.01.02	Short-term investments	764,159	1,241,026
1.01.03	Accounts receivable	804,177	1,034,833
1.01.03.01	Trade accounts receivable	804,177	1,034,833
1.01.03.01.01	Receivables from clients of developments	790,211	1,005,840
1.01.03.01.02	Receivables from clients of construction and services rendered	13,966	28,993
1.01.04	Inventories	1,069,935	780,867
1.01.07	Prepaid expenses	11,281	21,440
1.01.08	Other current assets	178,379	195,312
1.01.08.01	Non current assets for sale	8,147	7,064
1.01.08.03	Other	170,232	188,248
1.01.08.03.01	Other accounts receivable and other	5,844	15,749
1.01.08.03.02	Derivative financial instruments	-	183
1.01.08.03.03	Receivables from related parties	164,388	172,316
1.02	Non current assets	3,772,980	3,510,695
1.02.01	Non current assets	795,879	772,600
1.02.01.03	Accounts receivable	250,585	182,069
1.02.01.03.01	Receivables from clients of developments	250,585	182,069
1.02.01.04	Inventories	301,101	337,265
1.02.01.06	Deferred taxes	49,099	49,099
1.02.01.06.01	Deferred income tax and social contribution	49,099	49,099
1.02.01.09	Other non current assets	195,094	204,167
1.02.01.09.03	Other accounts receivable and other	119,105	105,895
1.02.01.09.04	Receivables from related parties	75,989	98,272
1.02.02	Investments	2,915,578	2,679,833
1.02.02.01	Interest in associates and affiliates	2,800,857	2,559,393
1.02.02.01.02	Interest in subsidiaries	2,800,857	2,468,337
1.02.02.01.04	Other investments	-	91,056
1.02.02.02	Interest in subsidiaries	114,721	120,440
1.02.02.02.01	Interest in subsidiaries - goodwill	114,721	120,440
1.02.03	Property and equipment	21,985	12,239
1.02.03.01	Operation property and equipment	21,985	12,239
1.02.04	Intangible assets	39,538	46,023
1.02.04.01	Intangible assets	39,538	46,023

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2014	PRIOR YEAR 12/31/2013
2	Total Liabilities	6,663,217	6,823,205
2.01	Current liabilities	1,853,035	1,925,787
2.01.01	Social and labor obligations	50,374	59,330
2.01.01.02	Labor obligations	50,374	59,330
2.01.01.02.01	Salaries, payroll charges and profit sharing	50,374	59,330
2.01.02	Suppliers	49,909	51,415
2.01.02.01	Local suppliers	49,909	51,415
2.01.03	Tax obligations	29,142	115,775
2.01.03.01	Federal tax obligations	29,142	115,775
2.01.04	Loans and financing	662,376	730,318
2.01.04.01	Loans and financing	381,272	376,047
2.01.04.02	Debentures	281,104	354,271
2.01.05	Other obligations	963,268	896,830
2.01.05.01	Payables to related parties	517,627	202,175
2.01.05.02	Other	445,641	694,655
2.01.05.02.01	Declared dividends	32,945	150,067
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	263,358	284,366
2.01.05.02.05	Other obligations	119,100	101,296
2.01.05.02.06	Payables to venture partners	7,297	108,742
2.01.05.02.07	Obligations assumed on the assignment of receivables	22,548	50,184
2.01.05.02.08	Derivative financial instruments	393	-
2.01.06	Provisions	97,966	72,119
2.01.06.01	Tax, labor and civel lawsuits	97,966	72,119
2.01.06.01.01	Tax lawsuits	218	163
2.01.06.01.02	Labor lawsuits	41,282	31,564
2.01.06.01.04	Civel lawsuits	56,466	40,392
2.02	Non current liabilities	1,703,266	1,706,694
2.02.01	Loans and financing	1,529,262	1,530,523
2.02.01.01	Loans and financing	818,451	873,137
2.02.01.01.01	Loans and financing in local currency	818,451	873,137
2.02.01.02	Debentures	710,811	657,386
2.02.02	Other obligations	113,286	108,691
2.02.02.02	Other	113,286	108,691
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	45,731	35,729
2.02.02.02.04	Other liabilities	39,208	38,151
2.02.02.02.05	Payables to venture partners	7,145	10,794
2.02.02.02.06	Obligations assumed on the assignment of receivables	16,521	24,017
2.02.02.02.07	Derivative financial instruments	4,681	-
2.02.04	Provisions	60,718	67,480
2.02.04.01	Tax, labor and civel lawsuits	60,718	67,480
2.02.04.01.04	Civel lawsuits	60,718	67,480
2.03	Equity	3,106,916	3,190,724
2.03.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	-51,901	-18,687

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2014	PRIOR YEAR 12/31/2013
2.03.02.04	Granted options	139,028	125,600
2.03.02.05	Treasury shares	-109,048	-73,070
2.03.02.07	Reserve for expenditure swith public offering	-71,217	-71,217
2.03.02.08	Income from treasury shares transfer	-10,664	-
2.03.04	Income Reserve	468,749	468,749
2.03.04.01	Legal Reserve	31,593	31,593
2.03.04.02	Statutory Reserve	437,156	437,156
2.03.05	Accumulated losses/profit	-50,594	-

INDIVIDUAL FINANCIAL STATEMENTS - INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 7/1/2014 to 9/30/2014	YEAR TO DATE 1/1/2014 to 9/30/2014	SAME QUARTER FROM PREVIOUS YEAR 7/1/2013 to 9/30/2013	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2013 to 9/30/2013
3.01	Gross Sales and/or Services	267,777	784,855	298,783	898,550
3.01.01	Revenue from real estate development	293,813	864,232	329,801	986,571
3.01.03	Taxes on real estate sales and services	-26,036	-79,377	-31,018	-88,021
3.02	Cost of sales and/or services	-191,081	-543,093	-168,001	-596,713
3.02.01	Cost of real estate development	-191,081	-543,093	-168,001	-596,713
3.03	Gross profit	76,696	241,762	130,782	301,837
3.04	Operating expenses/income	-63,980	-250,626	-96,326	-292,866
3.04.01	Selling expenses	-17,415	-55,719	-23,746	-85,301
3.04.02	General and administrative expenses	-33,293	-95,879	-30,109	-90,588
3.04.05	Other operating expenses	-22,147	-79,639	-31,621	-68,517
3.04.05.01	Depreciation and amortization	-7,206	-27,923	-15,266	-29,792
3.04.05.02	Other operating expenses	-14,941	-51,716	-16,355	-38,725
3.04.06	Equity pick-up	8,875	-19,389	-10,850	-48,460
3.05	Income (loss) before financial results and income taxes	12,716	-8,864	34,456	8,971
3.06	Financial	-15,244	-29,377	-41,351	-119,001
3.06.01	Financial income	18,533		8,077	23,281
3.06.02	Financial expenses	-33,777	-99,547	-49,428	-142,282
3.07	Income before income taxes	-2,528	-38,241	-6,895	-110,030
3.08	Income and social contribution taxes	-7,426	-12,353	-	-
3.08.01	Current	-7,426	-12,353	-	-
3.09	Income (loss) from continuing operation	-9,954	-50,594	-6,895	-110,030
3.10	Income (loss) from discontinuing operation	-	-	22,672	56,191
3.10.01	Income (loss) from discontinuing operation	-	-	22,672	56,191
3.11	Income (loss) for the period	-9,954	-50,594	15,777	-53,839
3.99	Earnings per share
3.99.01	Basic earnings per share
3.99.01.01	ON	-0.0246	-0.1248	0.0368	-0.1259
3.99.02	Diluted earnings per share
3.99.02.01	ON	-0.0246	-0.1248	0.0358	-0.1259

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 7/1/2014 to 9/30/2014	YEAR TO DATE 1/1/2014 to 9/30/2014	SAME QUARTER FROM PREVIOUS YEAR 7/1/2013 to 9/30/2013	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2013 to 9/30/2013
4.01	Income (loss) for the period	-9,954	-50,594	15,777	-53,839
4.03	Comprehensive income (loss) for the period	-9,954	-50,594	15,777	-53,839

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2014	PRIOR YEAR 9/30/2013
6.01	Net cash from operating activities	-90,439	78,305
6.01.01	Cash generated in the operations	126,387	79,420
6.01.01.01	Loss before income and social contribution taxes	-38,241	-110,030
6.01.01.02	Stock options expenses	27,265	13,611
6.01.01.03	Unrealized interest and finance charges, net	30,868	39,439
6.01.01.04	Depreciation and amortization	27,923	29,792
6.01.01.05	Decrease of permanent assets	246	10,707
6.01.01.06	Provision for legal claims	40,420	32,772
6.01.01.07	Warranty provision	-2,874	-4,246
6.01.01.08	Provision for profit sharing	13,910	14,699
6.01.01.09	Allowance for doubtful accounts	-825	-3,798
6.01.01.10	Provision for realization of non-financial assets – properties for sale	-	-559
6.01.01.11	Provision for penalties due to delay in construction works	-2,748	-3,971
6.01.01.12	Financial instruments	4,354	5,273
6.01.01.13	Equity pick-up	19,389	48,460
6.01.01.14	Provision for realization of non-financial assets – intangible	-	571
6.01.01.15	Decrease of investing	6,700	6,700
6.01.02	Variation in Assets and Liabilities	-216,826	-1,115
6.01.02.01	Trade accounts receivable	127,834	-161,649
6.01.02.02	Properties for sale	-253,987	-178,985
6.01.02.03	Other accounts receivable	9,322	-6,820
6.01.02.04	Transactions with related parties	57,970	327,661
6.01.02.05	Prepaid expenses	10,159	14,576
6.01.02.06	Suppliers	-1,507	12,262
6.01.02.07	Obligations for purchase of land and adv. from customers	-11,005	82,231
6.01.02.08	Taxes and contributions	-10,521	19,887
6.01.02.09	Salaries and payable charges	-22,859	-16,377
6.01.02.10	Other obligations	-33,767	-93,901
6.01.02.11	Income tax and social contribution payable	-88,465	-
6.02	Net cash from investing activities	465,264	83,303
6.02.01	Purchase of property and equipment and intangible assets	-31,429	-50,792
6.02.02	Redemption of short-term investments	1,806,396	1,348,642
6.02.03	Purchase of short-term investments	-1,329,530	-1,218,735
6.02.04	Increase in investments	-22,643	-4,587
6.02.05	Received dividends	42,470	8,775
6.03	Net cash from financing activities	-351,551	-173,611
6.03.01	Increase in capital	-	4,866
6.03.02	Increase in loans, financing and debentures	544,021	571,720
6.03.03	Payment of loans, financing and debentures	-643,472	-638,071
6.03.04	Paid dividends	-117,126	-
6.03.06	Obligation with investors	-105,094	-101,709
6.03.07	Payables to venture partners	-5,966	-10,417
6.03.08	Repurchase of treasury shares	-30,833	-
6.03.09	Alienation of treasury shares	17,583	-
6.03.10	Income from treasury shares' alienation	-10,664	-
6.05	Net decrease of cash and cash equivalents	23,274	-12,003
6.05.01	Cash and cash equivalents at the beginning of the period	39,032	95,836
6.05.02	Cash and cash equivalents at the end of the period	62,306	83,833

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 1/1/2014 to 9/30/2014 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,740,662	-18,687	468,749	-	-	3,190,724
5.03	Opening adjusted balance	2,740,662	-18,687	468,749	-	-	3,190,724
5.04	Capital transactions with shareholders	-	-33,214	-	-	-	-33,214
5.04.03	Realization of granted options	-	13,427	-	-	-	13,427
5.04.04	Acquired treasury shares	-	-53,560	-	-	-	-53,560
5.04.05	Sold treasury shares	-	6,919	-	-	-	6,919
5.05	Total of comprehensive loss	-	-	-	-50,594	-	-50,594
5.05.01	Loss for the period	-	-	-	-50,594	-	-50,594
5.07	Closing balance	2,740,662	-51,901	468,749	-50,594	-	3,106,916

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 1/1/2013 to 9/30/2013 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,735,794	35,233	-	-226,523	-	2,544,504
5.03	Opening adjusted balance	2,735,794	35,233	-	-226,523	-	2,544,504
5.04	Capital transactions with shareholders	4,866	-26,254	-	-	-	-21,388
5.04.01	Increase in capital	4,866	-	-	-	-	4,866
5.04.03	Realization of granted options	-	13,716	-	-	-	13,716
5.04.04	Acquired treasury shares	-	-39,970	-	-	-	-39,970
5.05	Total of comprehensive loss	-	-	-	-53,839	-	-53,839
5.05.01	Loss for the period	-	-	-	-53,839	-	-53,839
5.07	Closing balance	2,740,660	8,979	-	-280,362	-	2,469,277

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2014 to 9/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2013 to 9/30/2013
7.01	Revenues	864,232	986,571
7.01.01	Real estate development, sale and services	863,407	982,773
7.01.04	Allowance for doubtful accounts	825	3,798
7.02	Inputs acquired from third parties	-531,450	-557,671
7.02.01	Cost of Sales and/or Services	-474,909	-538,017
7.02.02	Materials, energy, outsourced labor and other	-56,541	-19,654
7.03	Gross added value	332,782	428,900
7.04	Retentions	-27,923	-29,792
7.04.01	Depreciation and amortization	-27,923	-29,792
7.05	Net added value produced by the Company	304,859	399,108
7.06	Added value received on transfer	50,781	-27,606
7.06.01	Equity pick-up	-19,389	-50,887
7.06.02	Financial income	70,170	23,281
7.07	Total added value to be distributed	355,640	371,502
7.08	Added value distribution	355,640	371,502
7.08.01	Personnel and payroll charges	120,123	117,946
7.08.02	Taxes and contributions	111,099	106,417
7.08.03	Compensation – Interest	175,012	200,978
7.08.04	Compensation – Company capital	-50,594	-53,839
7.08.04.03	Retained losses	-50,594	-53,839

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2014	PRIOR YEAR 12/31/2013
1	Total Assets	7,578,854	8,183,030
1.01	Current Assets	5,195,046	5,679,907
1.01.01	Cash and cash equivalents	161,767	215,194
1.01.01.01	Cash and banks	72,804	121,222
1.01.01.02	Securities purchased under agreement to resell	63,463	93,972
1.01.01.03	Resources custody of third parties	25,500	-
1.01.02	Short-term investments	1,301,658	1,808,969
1.01.03	Accounts receivable	1,575,922	1,909,877
1.01.03.01	Trade accounts receivable	1,575,922	1,909,877
1.01.03.01.01	Receivables from clients of developments	1,545,292	1,849,329
1.01.03.01.02	Receivables from clients of construction and services rendered	30,630	60,548
1.01.04	Inventories	1,868,671	1,442,019
1.01.07	Prepaid expenses	20,015	35,188
1.01.07.01	Prepaid expenses and other	20,015	35,188
1.01.08	Other current assets	267,013	268,660
1.01.08.01	Non current assets for sale	82,171	114,847
1.01.08.03	Other	184,842	153,813
1.01.08.03.01	Other accounts receivable	66,076	71,083
1.01.08.03.02	Receivables from related parties	118,766	82,547
1.01.08.03.03	Derivative financial instruments	-	183
1.02	Non Current assets	2,383,808	2,503,123
1.02.01	Non current assets	1,261,780	1,240,322
1.02.01.03	Accounts receivable	355,292	313,791
1.02.01.03.01	Receivables from clients of developments	355,292	313,791
1.02.01.04	Inventories	633,137	652,395
1.02.01.09	Other non current assets	273,351	274,136
1.02.01.09.03	Other accounts receivable and other	156,293	137,628
1.02.01.09.04	Receivables from related parties	117,058	136,508
1.02.02	Investments	975,597	1,120,076
1.02.02.01	Interest in associates and affiliates	975,597	1,120,076
1.02.03	Property and equipment	50,025	36,385
1.02.03.01	Operation property and equipment	50,025	36,385
1.02.04	Intangible assets	96,406	106,340
1.02.04.01	Intangible assets	53,326	63,260
1.02.04.02	Goodwill	43,080	43,080
1.02.04.02.01	Goodwill	43,080	43,080

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2014	PRIOR YEAR 12/31/2013
2	Total Liabilities	7,578,854	8,183,030
2.01	Current liabilities	2,121,335	2,683,023
2.01.01	Social and labor obligations	79,305	96,187
2.01.01.02	Labor obligations	79,305	96,187
2.01.01.02.01	Salaries, payroll charges and profit sharing	79,305	96,187
2.01.02	Suppliers	83,467	79,342
2.01.02.01	Local suppliers	83,467	79,342
2.01.03	Tax obligations	108,722	216,625
2.01.03.01	Federal tax obligations	108,722	216,625
2.01.04	Loans and financing	864,800	1,154,218
2.01.04.01	Loans and financing	474,361	590,386
2.01.04.01.01	In Local Currency	474,361	590,386
2.01.04.02	Debentures	390,439	563,832
2.01.05	Other obligations	887,075	1,064,532
2.01.05.01	Paybales to related parties	166,087	133,678
2.01.05.02	Other	720,988	930,854
2.01.05.02.01	Minimum mandatory dividends	32,945	150,067
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	492,293	408,374
2.01.05.02.05	Payables to venture partners	9,935	112,886
2.01.05.02.06	Other obligations	147,895	176,740
2.01.05.02.07	Obligations assumed on assignment of receivables	37,527	82,787
2.01.05.02.08	Derivative financial instruments	393	-
2.01.06	Provisions	97,966	72,119
2.01.06.01	Tax, labor and civel lawsuits	97,966	72,119
2.01.06.01.01	Tax lawsuits	218	163
2.01.06.01.02	Labor lawsuits	41,282	31,564
2.01.06.01.04	Civel lawsuits	56,466	40,392
2.02	Non current liabilities	2,328,382	2,285,524
2.02.01	Loans and financing	1,966,369	1,905,310
2.02.01.01	Loans and financing	955,558	1,047,924
2.02.01.01.01	Loans and financing in local currency	955,558	1,047,924
2.02.01.02	Debentures	1,010,811	857,386
2.02.02	Other obligations	181,934	197,753
2.02.02.02	Other	181,934	197,753
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	76,159	79,975
2.02.02.02.04	Other obligations	65,722	69,874
2.02.02.02.05	Payables to venture partners	7,145	10,794
2.02.02.02.06	Obligations assumed on assignment of receivables	28,227	37,110
2.02.02.02.07	Derivative financial instruments	4,681	-
2.02.03	Deferred taxes	54,299	56,652
2.02.03.01	Deferred income tax and social contribution	54,299	56,652
2.02.04	Provisions	125,780	125,809
2.02.04.01	Tax, labor and civel lawsuits	125,780	125,809
2.02.04.01.01	Tax lawsuits	202	10
2.02.04.01.02	Labor lawsuits	34,154	31,708
2.02.04.01.04	Civel lawsuits	91,424	94,091
2.03	Equity	3,129,137	3,214,483
2.03.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	-51,901	-18,687
2.03.02.04	Granted options	139,028	125,600
2.03.02.05	Treasury shares	-109,048	-73,070
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.02.08	Income from treasury shares' transfer	-10,664	-
2.03.04	Income Reserve	468,749	468,749
2.03.04.01	Legal Reserve	31,593	31,593
2.03.04.02	Statutory Reserve	437,156	437,156
2.03.05	Retained earnings/accumulated losses	-50,594	-
2.03.09	Non-controlling interest	22,221	23,759

CONSOLIDATED FINANCIAL STATEMENTS - INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 7/1/2014 to 9/30/2014	YEAR TO DATE 1/1/2014 to 9/30/2014	SAME QUARTER FROM PREVIOUS YEAR 7/1/2013 to 9/30/2013	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2013 to 9/30/2013
3.01	Gross Sales and/or Services	494,191	1,501,722	628,047	1,776,461
3.01.01	Revenue from real estate development	533,571	1,626,242	680,029	1,933,052
3.01.03	Taxes on real estate sales and services	-39,380	-124,520	-51,982	-156,591
3.02	Cost of sales and/or services	-365,338	-1,110,617	-454,544	-1,381,015
3.02.01	Cost of real estate development	-365,338	-1,110,617	-454,544	-1,381,015
3.03	Gross profit	128,853	391,105	173,503	395,446
3.04	Operating expenses/income	-121,344	-396,791	-145,376	-396,138
3.04.01	Selling expenses	-37,024	-110,899	-46,165	-161,792
3.04.02	General and administrative expenses	-50,887	-158,724	-55,155	-157,759
3.04.05	Other operating expenses	-39,029	-134,339	-46,259	-82,421
3.04.05.01	Depreciation and amortization	-11,715	-41,714	-18,142	-38,573
3.04.05.02	Other operating expenses	-27,314	-92,625	-28,117	-43,848
3.04.06	Equity pick-up	5,596	7,171	2,203	5,834
3.05	Income (loss) before financial results and income taxes	7,509	-5,686	28,127	-692
3.06	Financial	-8,028	-19,014	-48,486	-131,313
3.06.01	Financial income	36,473	118,634	16,998	52,686
3.06.02	Financial expenses	-44,501	-137,648	-65,484	-183,999
3.07	Income before income taxes	-519	-24,700	-20,359	-132,005
3.08	Income and social contribution taxes	-9,163	-27,432	-7,019	-20,448
3.08.01	Current	-10,022	-26,896	-4,492	-13,657
3.08.02	Deferred	859	-536	-2,527	-6,791
3.09	Income (loss) from continuing operation	-9,682	-52,132	-27,378	-152,453
3.10	Income (loss) from discontinuing operation	-	-	46,993	127,758
3.10.01	Income (loss) from discontinuing operation	-	-	46,993	127,758
3.11	Income (loss) for the period	-9,682	-52,132	19,615	-24,695
3.11.01	Income (loss) attributable to the Company	-9,954	-50,594	15,777	-53,839
3.11.02	Net income attributable to non-controlling interests	272	-1,538	3,838	29,144
3.99	Earnings per share
3.99.01	Basic earnings per share
3.99.01.01	ON	-0.0246	-0.1248	0.0368	-0.1259
3.99.02	Diluted earnings per share
3.99.02.01	ON	-0.0246	-0.1248	0.0368	-0.1259

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 7/1/2014 to 9/30/2014	YEAR TO DATE 1/1/2014 to 9/30/2014	SAME QUARTER FROM PREVIOUS YEAR 7/1/2013 to 9/30/2013	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2013 to 9/30/2013
4.01	Income (loss) for the period	-9,682	-52,132	19,615	-24,695
4.03	Consolidated comprehensive income (loss) for the period	-9,682	-52,132	19,615	-24,695
4.03.01	Income (loss) attributable to Gafisa	-9,954	-50,594	15,777	-53,840
4.03.02	Net income attributable to the noncontrolling interests	272	-1,538	3,838	29,145

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2014	PRIOR YEAR 9/30/2013
6.01	Net cash from operating activities	-937	46,026
6.01.01	Cash generated in the operations	167,770	53,773
6.01.01.01	Loss before income and social contribution taxes	-24,700	-132,005
6.01.01.02	Stock options expenses	27,577	13,715
6.01.01.03	Unrealized interest and finance charges, net	47,414	48,904
6.01.01.04	Depreciation and amortization	41,714	38,573
6.01.01.05	Write-off of property and equipment, net	6,836	20,098
6.01.01.06	Provision for legal claims	77,283	47,388
6.01.01.07	Warranty provision	-7,020	-624
6.01.01.08	Provision for profit sharing	26,151	26,235
6.01.01.09	Allowance for doubtful accounts	-9,662	-5,731
6.01.01.10	Provision for realization of non-financial assets – properties for sale	-9,684	-1,373
6.01.01.11	Provision for penalties due to delay in construction works	-5,322	-1,417
6.01.01.12	Financial instruments	4,354	5,273
6.01.01.13	Equity pick-up	-7,171	-5,834
6.01.01.14	Provision for realization of non-financial assets – intangible	-	571
6.01.02	Variation in Assets and Liabilities	-168,707	-7,747
6.01.02.01	Trade accounts receivable	292,887	51,683
6.01.02.02	Properties for sale	-409,947	-235,647
6.01.02.03	Other accounts receivable	10,839	-41,393
6.01.02.04	Transactions with related parties	-4,038	40,943
6.01.02.05	Prepaid expenses	15,170	19,520
6.01.02.06	Suppliers	4,125	11,308
6.01.02.07	Obligations for purchase of land and adv. from customers	80,103	45,090
6.01.02.08	Taxes and contributions	-31,791	-13,060
6.01.02.09	Salaries and payable charges	-43,023	-36,909
6.01.02.10	Other obligations	19,976	159,288
6.01.02.11	Income tax and social contribution paid	-103,008	-8,570
6.02	Net cash from investing activities	501,832	-122,671
6.02.01	Purchase of property and equipment and intangible assets	-52,256	-60,350
6.02.02	Redemption of short-term investments	2,387,569	3,708,304
6.02.03	Short-term investments obtained	-1,880,258	-3,399,254
6.02.04	Investments increase	-11,534	-19,454
6.02.05	Received dividends	58,311	14,745
6.02.06	Purchase of AUSA	-	-366,662
6.03	Net cash from financing activities	-554,322	-80,932
6.03.01	Increase in capital	-	4,866
6.03.02	Loans and financing obtained	666,692	1,237,027
6.03.03	Payment of loans and financing	-941,847	-1,158,400
6.03.04	Purchase of treasury shares	-53,561	-39,970
6.03.05	Proceeds from subscription of redeemable equity interest in securitization fund	-	-5,089
6.03.06	Payables to venture partners	-106,600	-106,675
6.03.07	Loans with related parties	-8,799	-12,691
6.03.08	Treasury shares	17,583	-
6.03.09	Income from treasury shares' alienation	-10,664	-
6.03.10	Paid dividends	-117,126	-
6.05	Net increase of cash and cash equivalents	-53,427	-157,577
6.05.01	Cash and cash equivalents at the beginning of the period	215,194	432,202
6.05.02	Cash and cash equivalents at the end of the period	161,767	274,625

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 1/1/2014 TO 9/30/2014 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	-18,687	468,749	-	-	3,190,724	23,759	3,214,483
5.03	Opening adjusted balance	2,740,662	-18,687	468,749	-	-	3,190,724	23,759	3,214,483
5.04	Capital transactions with shareholders	-	-33,214	-	-	-	-33,214	-	-33,214
5.04.03	Realization of granted options	-	13,427	-	-	-	13,427	-	13,427
5.04.04	Acquired treasury shares	-	-53,560	-	-	-	-53,560	-	-53,560
5.04.05	Sold treasury shares	-	6,919	-	-	-	6,919	-	6,919
5.05	Total of comprehensive income (loss)	-	-	-	-50,594	-	-50,594	-1,538	-52,132
5.05.01	Income (loss) for the period	-	-	-	-50,594	-	-50,594	-1,538	-52,132
5.07	Closing balance	2,740,662	-51,901	468,749	-50,594	-	3,106,916	22,221	3,129,137

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 1/1/2013 TO 9/30/2013 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,735,794	35,233	-	-226,523	-	2,544,504	150,384	2,694,888
5.03	Opening adjusted balance	2,735,794	35,233	-	-226,523	-	2,544,504	150,384	2,694,888
5.04	Capital transactions with shareholders	4,866	-278,703	-	-	-	-273,837	-128,695	-402,532
5.04.01	Increase in capital	4,866	-	-	-	-	4,866	1,232	6,098
5.04.03	Realization of granted options	-	13,716	-	-	-	13,716	2,687	16,403
5.04.04	Acquired treasury shares	-	-39,970	-	-	-	-39,970	-3,556	-43,526
5.04.06	Dividends	-	-	-	-	-	-	-9,007	-9,007
5.04.08	Acquisition of investment with non-controlling shareholders	-	-252,449	-	-	-	-252,449	-120,051	-372,500
5.05	Total of comprehensive income (loss)	-	-	-	-53,839	-	-53,839	29,145	-24,694
5.05.01	Income (loss) for the period	-	-	-	-53,839	-	-53,839	29,145	-24,694
5.07	Closing balance	2,740,660	-243,470	-	-280,362	-	2,216,828	50,834	2,267,662

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2014 to 9/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2013 to 9/30/2013
7.01	Revenues	1,626,242	1,933,052
7.01.01	Real estate development, sale and services	1,571,666	1,842,997
7.01.04	Allowance for doubtful accounts	54,576	90,055
7.02	Inputs acquired from third parties	-1,145,977	-1,252,174
7.02.01	Cost of sales and/or services	-984,448	-1,268,679
7.02.02	Materials, energy, outsourced labor and other	-161,529	16,505
7.03	Gross added value	480,265	680,878
7.04	Retentions	-41,714	-38,573
7.04.01	Depreciation and amortization	-41,714	-38,573
7.05	Net added value produced by the Company	438,551	642,305
7.06	Added value received on transfer	125,805	58,520
7.06.01	Equity pick-up	7,171	5,834
7.06.02	Financial income	118,634	52,686
7.07	Total added value to be distributed	564,356	700,825
7.08	Added value distribution	564,356	700,825
7.08.01	Personnel and payroll charges	161,323	238,886
7.08.02	Taxes and contributions	178,708	219,443
7.08.03	Compensation – Interest	274,919	296,335
7.08.03.01	Interest	274,919	296,335
7.08.04	Compensation – Company capital	-50,594	-53,839
7.08.04.03	Retained losses	-50,594	-53,839

Earnings Release | 3Q14

Gafisa

3Q14 Conference Call

November 10, 2014

> 8:00 am US EST
In English (simultaneous translation from Portuguese)
+ 1-516-3001066 US EST
Code: Gafisa

> 11:00 am Brasília Time
In Portuguese
Telephones:
+55-11-3728-5800 (Brazil)
Code: Gafisa

Replay:
+55-11-3127-4999 (Brazil)
Code: 56606244
+55-11-3127-4999 (USA)
Code: 75482502
Webcast: www.gafisa.com.br/ri

IR Contacts

Danilo Cabrera
Mariana Suarez
Phone: +55 11 3025-9242 / 9978
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

Media Relations

Máquina da Notícia - Comunicação Integrada
Fernando Kadaoka
Telephone: +55 11 3147-7498
Fax: +55 11 3147-7900
E-mail:
fernando.kadaoka@maquina.inf.br

Shares

GFSA3 – Bovespa
GFA – NYSE
Total shares outstanding:
435.559.201[1]
Average daily trading volume (90 days[2]):
R$12.6 million

(1) Including 30,288,991 treasury shares
(2) Until September 30, 2014

GAFISA RELEASES 3Q14 RESULTS

FOR IMMEDIATE RELEASE

São Paulo, November 07, 2014

Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the quarter ended September 30, 2014.

MANAGEMENT COMMENTS AND HIGHLIGHTS

During this challenging macroeconomic climate, the Company is remaining focused on maintaining profitability and generating cash flow. Corrections and improvements by the Company and our business partners undertaken in recent years have increased the efficiency of the production cycle, thereby reducing the construction period, strengthening financial management, and improving the quality and speed of the transfer process. As a result, we have achieved better operating performance, enhancing the profile of our capital employed. These factors have also positioned the Company well for the current economic environment.

In this context, Gafisa and Tenda’s projects performance has been solid during recent quarters, contributing to adjusted gross margin of 36.4% in the third quarter on a consolidated basis. The Gafisa segment’s results were stable, with an adjusted gross margin of 38.7%, while in the Tenda segment, the proportional increase in contribution from new projects has resulted in increasing our expectation that  we will be able to maintain  an adjusted gross margin level of between 28-30% for new projects.

Similar to the second quarter, Gafisa’s third quarter performance was impacted by continued weakness in the economic environment. Accordingly, Gafisa is taking a selective approach to product development and launches, as it prioritizes pursuing a solid level of profitability.

In the Gafisa segment, third quarter launches totaled R$419.1 million, with gross pre-sales of R$345.6 million. During the quarter, more cautious buying behavior on the part of consumers resulted in a reduction in launches sales velocity. In the 3Q14, Gafisa’s SoS was 7.2%.

Recently, in line with our commitment to transparency, capital discipline and value generation to shareholders, the Company announced the reduction of its guidance for 2014 expected launches for the Gafisa segment. Despite having projects already approved and ready for launch through the end of the year, the Company believes that, based on the continuing uncertainties of the current economic environment, these launches should be postponed to 2015, which will allow for more appropriate timing in order to maintain these projects’ target margins. As a result, in the 3Q14 Gafisa completed R$1.0 billion of launches in 9M14, attaining 89% of the midpoint of newly established guidance of between R$1.1 billion to R$1.2 billion. Looking ahead to the last quarter of the year, the Gafisa segment is dedicating even more focus on the sale of inventories of its previously launched projects.

Tenda experienced lower launch activity in the third quarter due to a greater than expected period in finalizing the legalization and contracting of new projects with financing agents, which resulted in the postponement of some projects to the fourth quarter. Third quarter launches totaled R$91.3 million, with gross pre-sales of R$182.3 million. The level of dissolutions in 3Q14 still presented a high volume of R$146.3 million, driven mainly by the strong delivery of legacy projects, which accounted for 70% of PSV in the period. Our expectation is that the volume of cancellations in the last quarter will remain at a similar level, due to the delivery of most of the remaining legacy projects, coupled with the transition to a new sales accounting policy, where the sale is booked only after payment by the customer.

The higher volume of dissolutions impacted significantly sales velocity in this third quarter, reaching 4.6%. The World Cup, which had an adverse effect on the number of visitations to the shops, and a change in the sales accounting policy have also contributed to a pre-sales reduction in the period. However, we continue to believe in the resilience of Tenda’s market segment, even in the face of economic uncertainty. Demand in the low income housing segment is still quite strong, due to Brazil’s low unemployment rate and the availability of credit for the segment.

In the 9M14, Tenda launches reached R$371.8 million, and facing terms longer than expected for legalization and contracting, remains seeking the floor for its launch guidance of R$600 to R$800 million, to the end of the year.

Consolidated Gafisa and Tenda launch volumes for the quarter reached R$510.4 million and R$1.4 billion in the first nine months of the year, which represents 75% of the midpoint of newly revised guidance of R$1.7 to R$2.0 billion. Net pre-sales were R$230.8 million and R$903.1 million in the 9M14. Adjusted gross profit was R$179.9 million, with a margin of 36.4% in the quarter, 2 percentage points above that of the previous year. In the 9M14, adjusted gross profit totaled R$517.3 million, with a margin of 34.4%, 5.8 percentage points above that of the 9M13, demonstrating Gafisa and Tenda improved operating performance.

Consolidated net income was a loss of R$9.9 million, comprised by Gafisa’s net income of R$15.3 million, and a loss in Tenda of approximately R$25.2 million. For the 9M14, net income was negative R$50.6 million, with Gafisa presenting income of R$30.1 million, and Tenda reporting a loss of R$80.7 million.

Operational cash generation performed well during the year. The Company ended 3Q14 with operating cash flow of R$49.4 million, reaching R$195.5 million in the 9M14, reflecting: (i) the transfer/receiving process for units sold with financing agents, with around R$1.2 billion transferred during the year, and; (ii) greater control over the Company’s business cycle. Free cash flow generation in 3Q14 was positive again at R$23.5 million, totaling R$42.7 million during the year.

At the end of September, 2014, the Company’s Net Debt/Equity ratio reached 44.3%, which is in line with the previous quarter. Excluding project finance, the Net Debt/Equity ratio was negative 22.8%.

The separation process of the business units continues to progress, and as soon as we have information on the next steps, the Company will inform its shareholders and the market.

As the year end approaches, we are pleased to have seen major evolution in the financial and operating cycles of both companies. We continue to work with having profitability and shareholder value creation goals as our guidelines, always seeking ongoing improvement in our results.

Sandro Gamba Chief Executive Officer – Gafisa S.A.	Rodrigo Osmo Chief Executive Officer – Tenda S.A.

FINANCIAL RESULTS

▲       Net revenue recognized by the “PoC” method was R$365.3 million in the Gafisa segment and R$128.9 million in the Tenda segment. This resulted in consolidated revenue of R$494.2 million in the third quarter, a reduction of 21.3% compared with the 3Q13, and 14.0% from the 2Q14. In the 9M14, net revenue reached R$1.5 billion.

▲       Adjusted gross profit for 3Q14 was R$179.9 million, down from R$216.1 million in 3Q13 and R$205.3 million in the previous quarter. Even though, adjusted gross margin rose to 36.4% versus 34.4% in the prior-year period and 35.7% in the 2Q14. Gafisa’s contribution was an adjusted gross profit of R$141.5 million, with an adjusted margin of 38.7%, while Tenda’s contribution was R$38.4 million, with a margin of 29.8% in 3Q14. In the first nine months, consolidated adjusted gross profit was R$517.3 million, and adjusted gross margin was 34.4%.

▲       Adjusted EBITDA was R$73.5 million in the 3Q14. The Gafisa segment reported adjusted EBITDA of R$76.7 million, while the Tenda segment’s adjusted EBITDA was negative at R$9.8 million. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect. At the end of 9M14, consolidated adjusted EBITDA reached R$189.8 million. Consolidated EBITDA margin reached 14.9% in 3Q14 and 12.6% in 9M14.

▲       The Company reported a consolidated net loss of R$9.9 million in the third quarter. Gafisa reported a profit of R$15.3 million, including the contribution of R$6.6 million from Alphaville, while Tenda reported a loss of R$25.2 million. In the 9M14, the net loss reached R$50.6 million.

▲       Operating cash generation reached R$49.4 million in the 3Q14 and R$195.5 million in the 9M14. In the 3Q14, the Company recorded cash generation of R$23.5 million, while in the 9M14, cash generation was R$42.7 million.

OPERATING RESULTS

▲       Launches totaled R$510.4 million in the 3Q14, comprising 4 Gafisa projects and 2 Tenda projects, compared to R$413.7 million in the 2Q14. In 9M14, R$1.4 billion was launched. The Gafisa segment accounted for R$1.0 billion, while the Tenda segment launched the remaining R$371.8 million.

▲       Consolidated pre-sales totaled R$230.8 million in the 3Q14, of which R$194.9 million related to Gafisa and R$35.9 million to Tenda, compared to sales of R$338.9 million in the 3Q13. In the 9M14, sales reached R$903.1 million, with R$633.7 million in the Gafisa segment and R$269.4 million in the Tenda segment. Consolidated sales from launches in the 9M14 represented 66.2% of the total, while sales from inventory comprised the remaining 33.8%.

▲       Consolidated sales over supply (SoS) reached 6.7% in 3Q14, compared to 12.6% in 2Q14 and 11.6% in the year-ago period. In the quarter, SoS was 7.2% at Gafisa and 4.6% at Tenda. Over the past 12 months Gafisa’s SoS was 30.4%, while Tenda’s was 37.8%

▲       Consolidated inventory at market value increased R$195.6 million in the quarter, reaching R$3.2 billion. Gafisa’s inventory reached R$2.5 billion and Tenda’s inventory totaled R$712.4 million.

▲       Throughout the third quarter, the Company delivered 11 projects, totaling 1,549 units, representing R$366.9 million in PSV. The Gafisa segment delivered 366 units, while the Tenda segment delivered the remaining 1,183 units.

ANALYSIS OF RESULTS

Gafisa Segment

Gross Margin Expansion and Reduction in Expenses Benefit Operating Results

The Gafisa segment’s margin has been improving in recent quarters, due to the consolidation of operations in certain markets and the delivery of legacy projects. Accordingly, the segment’s profitability increased. Adjusted gross profit totaled R$141.5 million in 3Q14, with a margin of 38.7%. Another quarterly highlight is the 6.4% y-o-y reduction in the amount of expenses, primarily due to lower selling expenses. The reduction was achieved despite higher launch volumes in the period.

Net Income

Net income for the period was R$15.3 million, compared to R$17.1 million in 2Q14, and R$76.7 million in the year-ago period. Excluding R$6.6 million in equity from Alphaville, the Gafisa segment’s net income was R$8.7 million. The result was stable versus the 2Q14, and reflects improved operating performance despite lower revenue. In the 9M14, net income totaled R$18.5 million, compared to a loss of R$50.8 million in the prior year, underscoring the improvement in Gafisa’s performance in recent quarters.

To note, currently Gafisa holds a 30% stake in Alphaville, while in 3Q13 it owned 100%.

Gafisa Segment (R$ million)	3Q14	2Q14	3Q13	9M14	9M13
Adjusted Gross Profit	141.5	151.5	191.9	409.4	446.3
Adjusted Gross Margin	38.7%	38.1%	44.4%	37.6%	38.0%
Net Profit	15.3	17.1	76.7	30.1	77.0
Equity income from Alphaville	6.6	8.4	47.0	11.6	127.8
Net Profit Ex-Aphaville	8.7	8.7	29.7	18.5	(50.8)

Tenda Segment

High Volume of Dissolution of Legacy Impacted Revenue

Lower quarterly launch volumes, due to delays in obtaining licenses and contracting projects with financing agents, coupled with a higher level of dissolutions in this 3Q14, especially due to the large volume of deliveries of legacy projects, negatively impacted sales results and revenue recognition of Tenda this quarter. With the higher concentration of dissolutions in legacy projects, the revenue breakdown was positively impacted by increased participation of projects related to the New Model, thereby allowing the maintenance of the adjusted gross margin at a high level, reaching 29.8% in the quarter.

In late August we implemented a new sales accounting policy, where the sale is booked only after payment by the customer. Until then, revenue was generated by the issuance of the customer purchase and sale agreement. We hope that this change presents a significant impact on reducing the level of dissolutions of new pre-sales starting in September.

A streamlined cost structure, which better reflects the size of operations, also contributed to the segment’s third quarter results. Selling, general and administrative expenses once again decreased sharply from a year earlier. Selling expenses were impacted by lower gross sales in the period, while general and administrative expenses recorded annual savings of 24.7%, due to reduced operational complexity in the Tenda segment, with the reduction in the number of legacy projects.

Net Income

The third quarter net loss was R$25.2 million, compared to a net loss of R$18.0 million in 2Q14, and R$60.9 million in 3Q13. While Tenda’s 3Q14 bottom line was impacted by lower launch volumes and net sales, the segment’s performance has improved over a longer timeframe. In the 9M14, Tenda’s net loss declined 38.3% year-over-year, closing the period at R$80.7 million.

Tenda Segment (R$ million)	3Q14	2Q14	3Q13	9M14	9M13
Adjusted Gross Profit	38.5	53.8	24.2	107.8	61.5
Adjusted Gross Margin	29.8%	30.4%	12.3%	26.2%	10.2%
Net Profit	(25.2)	(18.0)	(60.9)	(80.7)	(130.8)

RECENT EVENTS

Share Buyback Program

Regarding the share buyback program in place, on October 30, 2014, the Company had acquired around 30 million shares, or around 94% of the total amount permitted, considering the maximum amount of 32,938,554 shares.

The approved program is conditional on the maintenance of consolidated net debt at a level equal to or less than 60% of net equity and does not oblige the Company to acquire any particular amount of shares in the market. The program may be suspended at any time.

On February 26, 2014, the Company canceled an open share buyback program in place in the Tenda subsidiary and opened a new program in Gafisa, containing the same previously defined conditions. The new program can repurchase the remaining balance of shares.

Revision of 2014 Guidance

In line with the Company’s commitment to transparency, capital discipline and value generation to shareholders, it was disclosed in a Material Fact dated October 20 that the Company lowered its guidance for 2014 expected launches for the Gafisa segment. The new launch guidance for the segment was lowered to R$1.1 to R$1.2 billion from R$1.5 to R$1.7 billion previously. Despite having projects already approved and ready for launch through the end of the year, the Company believes that, based on the continuing uncertainties of the current economic environment, these launches should be postponed to 2015.

Due to the change in the volume of 2014 launches projected for the Gafisa segment, guidance for the ratio of Administrative Expenses to Launch Volumes, which was 7.5% for 2014, has been impacted. While projected administrative expenses for the year, and the basis for previous guidance, are within expectations, this guidance becomes is no longer applicable for 2014.

Gafisa remains strongly committed to the recovery plan for its profitability level and focused on the generation of value for its shareholders.

Key Numbers for the Gafisa Group

Table 1 – Gafisa Segment - Operating and Financial Highlights – (R$000, and % Gafisa)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Launches	419,134	314,733	33.2%	107,248	290.8%	1,023,012	406,187	151.9%
Net pre-sales	194,892	251,290	-22.4%	188,716	3.3%	633,738	506,742	25.1%
Net pre-sales of Launches	130,368	116,334	12.1%	36,885	253.4%	154,249	164,052	-6.0%
Sales over Supply (SoS)	7.2%	9.8%	-2.6 p.p.	9.2%	-2.0 p.p.	20.2%	21.4%	1.2 p.p.
Delivered projects (Units)	366	1,504	-75.7%	1,477	-75.2%	2,394	3,205	-25.3%
Net Revenue	365,256	397,907	-8.2%	432,252	-15.5%	1,089,913	1,173,897	-7.2%
Adjusted Gross Profit¹	141,462	151,456	-6.6%	191,895	-26.3%	409,448	446,313	-8.3%
Adjusted Gross Margin¹	38.7%	38.1%	60 bps	44.4%	-570 bps	37.6%	38.0%	-40 bps
Adjusted EBITDA[2]	76,690	83,353	-8.0%	121,031	-36.6%	214,855	223,278	-3.8%
Adjusted EBITDA Margin[2]	21.0%	20.9%	10 bps	28.0%	-700 bps	19.7%	19.0%	-830 bps
Net Income (Loss)	15,263	17,132	-10.9%	76,731	-80.1%	30,068	76,979	-60.9%
Backlog revenues	1,157,390	1,298,089	-10.8%	1,625,581	-28.8%	1,157,390	1,625,581	-28.8%
Backlog results ³	448,963	470,361	-4.5%	561,524	-20.0%	448,963	561,524	-20.0%
Backlog margin ³	38.8%	36.2%	260 bps	34.5%	430 bps	38.8%	34.5%	430 bps

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority. EBITDA from Gafisa segment does not consider the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Key Numbers for Tenda

Table 2 – Tenda Segment - Operating and Financial Highlights – (R$000, and % Tenda)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Launches	91,294	99,011	-7.8%	103,644	-11.9%	371,749	250,396	48.5%
Net pre-sales	35,892	181,728	-80.3%	150,151	-76.1%	269,387	326,777	-17.6%
Net pre-sales of Launches	22,490	42,299	-46.8%	74,307	-69.7%	85,387	142,848	-40.2%
Sales over Supply (SoS)	4.6%	20.8%	-16.2 p.p.	17.4%	-12.8 p.p.	26.7%	30.8%	-4.1 p.p.
Delivered projects (Units)	1,183	2,185	-45.9%	1,014	16.7%	4,640	3,540	31.1%
Net Revenue	128,935	176,923	-27.1%	195,795	-34.1%	411,809	602,563	-31.7%
Adjusted Gross Profit¹	38,458	53,805	-28.5%	24,177	59.1%	107,826	61,470	75.4%
Adjusted Gross Margin¹	29.8%	30.4%	-60 bps	12.3%	1750 bps	26.2%	10.2%	1600 bps
Adjusted EBITDA[2]	(9,828)	(1,907)	-415.4%	(28,027)	64.9%	(36,648)	(59,346)	27.7%
Adjusted EBITDA Margin[2]	-7.6%	-1.1%	-650 bps	-14.3%	670 bps	-8.9%	-9.8%	90 bps
Net Income (Loss)	(25,219)	(17,983)	-40.2%	(60,955)	58.6%	(80,662)	(130,819)	34.0%
Backlog revenues	139,318	207,912	-33.0%	274,642	-49.3%	139,318	274,642	-49.3%
Backlog results ³	40,010	61,563	-35.0%	62,789	-36.3%	40,010	62,789	-36.3%
Backlog margin ³	28.7%	29.6%	-90 bps	22.9%	580 bps	28.7%	22.9%	580 bps

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority. Tenda does not hold equity in Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Key Consolidated Numbers

Table 3 - Operating and Financial Highlights – (R$000, and % Company)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Launches	510,428	413,744	23.4%	210,892	142.0%	1,394,761	656,583	112.4%
Launches, units	1,534	1,089	40.9%	844	81.8%	4,413	2,638	67.3%
Pre-sales	230,784	433,018	-46.7%	338,867	-31.9%	903,125	833,519	8.4%
Pre-sales, units	682	1,628	-58.1%	1,410	-51.6%	3,079	3,606	-14.6%
Pre-sales of Launches	152,858	158,633	-3.6%	111,193	37.5%	239,636	306,901	-21.9%
Sales over Supply (SoS)	6.7%	12.6%	-47.0%	11.6%	-42.7%	21.8%	24.3%	-10.2%
Delivered projects (PSV)	366,917	678,171	-45.9%	529,624	-30.7%	1,602,596	1,298,513	23.4%
Delivered projects, units	1,549	3,689	-58.0%	2,491	-37.8%	7,034	6,745	4.3%
Net Revenue	494,191	574,830	-14.0%	628,047	-21.3%	1,501,722	1,776,461	-15.5%
Adjusted Gross Profit[1]	179,920	205,261	-12.3%	216,072	-16.7%	517,274	507,783	1.9%
Adjusted Gross Margin¹	36.4%	35.7%	70 bps	34.4%	200 bps	34.4%	28.6%	580 bps
Adjusted EBITDA ²	73,457	89,838	-18.2%	139,997	-47.5%	189,767	291,689	-34.9%
Adjusted EBITDA Margin ²	14.9%	15.6%	-80 bps	22.3%	-750 bps	12.6%	16.4%	-380 bps
Net Income (Loss)	(9,956)	(851)	-1,269.9%	15,777	-163.1%	(50,594)	(53,840)	6.0%
Backlog revenues	1,296,708	1,506,001	-13.9%	1,900,224	-31.8%	1,296,708	1,900,224	-31.8%
Backlog results ³	488,973	531,924	-8.1%	624,313	-21.7%	488,973	624,313	-21.7%
Backlog margin ³	37.7%	35.3%	240 bps	32.9%	480 bps	37.7%	32.9%	480 bps
Net Debt + Investor Obligations	1,384,795	1,408,283	-1.7%	2,858,095	-51.5%	1,384,795	2,858,095	-51.5%
Cash and cash equivalents	1,463,454	1,279,568	14.4%	781,606	87.2%	1,463,454	781,606	87.2%
Shareholder’s Equity	3,106,916	3,116,182	-0.2%	2,216,828	40.3%	3,106,916	2,216,828	40.3%
Shareholder’s Equity+ Minority	3,129,137	3,138,131	-0.3%	2,267,662	38.0%	3,129,137	2,267,662	38.0%
Total Assets	7,578,854	7,288,403	4.8%	8,199,678	-6.9%	7,635,296	8,199,678	-6.9%
(Net Debt + Obligations) / (SE + Minority)	44.3%	44.9%	-60 bps	126.0%	-8.170 bps	44.3%	126.0%	-8.170 bps

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Update on the Separation Process

Administrative Split and Next Steps

The Company continued to evaluate the potential separation of the Gafisa and Tenda business units during the quarter.

As previously reported, a separation would be the next step in a comprehensive plan initiated by management to enhance value creation for both business units and its shareholders.

Since the beginning of the year the Company has been moving toward the effective separation of Gafisa and Tenda’s administrative structures, so that they can operate independently in the future.

In recent months the actual division of various departments such as Services, Personnel and Management Center, Legal, among others has been implemented. The Company is currently working on the completion of this process, defining guidelines for the separation and independent operation of some remaining departments that still operate in a shared way.

At the same time, the Company continues to evaluate separation alternatives for the two companies.

Among the initiatives and studies being undertaken, we highlight:

(1)   Review of relationship with agents potentially linked to the separation process in order to align contractual, operational and financial issues related to the possible separation;

(2)   Amendment with the Brazilian Securities and Exchange Commission (CVM), related to the category of Tenda as an issuer. Since late July 2014, Tenda became registered under Category A;

(3)   Continuity of studies the most appropriate capital structure for the business cycle of each company, as well as liquidity, and fiscal, tax, legal, corporate aspects, among others.

The Company will keep its shareholders and the market informed as to the progress and development of this process.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices of R$500,000,00.

Operating Results

Launches and Pre-Sales

Third-quarter launches totaled R$419.1 million and comprised 4 projects/phases located in the cities of São Paulo, São Caetano and Rio de Janeiro. Also in the quarter, the Company requested renunciation of a development launched in early 2014 in São Paulo, with a PSV of R$64.8 million, to modify the project. Therefore, in the first 9M14, excluding the effect of the project mentioned above, the segment’s launches totaled R$1.0 billion, compared to R$406.2 million in the same period last year.

Gafisa segment 3Q14 gross pre-sales totaled R$345.6 million and R$984.8 million in the 9M14. Dissolutions reached R$150.7 million, affecting net pre-sales that reached R$194.9 million. In the 9M14, net sales totaled R$633.7 million and the volume of dissolutions was R$351.1 million. Units launched during the quarter represented 54.2% of total sales, amounting to R$105.6 million, while in the 9M14 launches represented 44.9% of pre-sales. The segment accounted for 82.1% of consolidated launches for the quarter and 74.5% for the 9M14.

Table 4. Gafisa Segment – Launches and Pre-sales (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Launches	419,134	314,733	33.2%	107,248	290.8%	1,023,012	406,187	151.9%
Pre-sales	194,892	251,290	-22.4%	188,716	3.3%	633,738	506,742	25.1%

Sales over Supply (SoS)

3Q14 sales velocity was 7.2%, compared with 9.8% in 2Q14 and 9.2% in the previous year. Considering the last 12 months, Gafisa’s SoS ended the 3Q14 at 30.4%.

Dissolutions

Uncertainties related to the current Brazilian economic scenario resulted in an increase in dissolutions, reaching R$150.7 million in the quarter, compared to R$119.9 million in the 2Q14 and R$73.0 million in the previous year. In the 9M14, the level of dissolutions was R$351.1 million, down 12.7% compared to the R$402.3 million in the same period of 2013, despite a more difficult macroeconomic environment.

In the last three years, the Company has been working on initiatives in search of higher credit quality of its sales, aiming at  reaching a reduced level of dissolutions throughout the construction and delivery cicle. It is worth mentioning the importance of assertiveness in the credit review process at the time of the sale, which has generated great efficiency in the process of transferring Gafisa customers, despite deteriorating marcoeconomic conditions throughout the year.

In the 3Q14, of the 289 Gafisa segment units cancelled and returned to inventory, 69.1% were resold. For the year, 691 units have been cancelled, of which 58.5% have already been resold.

Inventory

In 3Q14, Gafisa maintained its focus on inventory reduction initiatives. Accordingly, inventory represented 55.1% of total sales in the period. The market value of Gafisa segment inventory reached R$2.5 billion in the 3Q14, as compared to R$2.3 billion in the previous quarter. Finished units outside of core markets accounted for R$191.1 million, or 7.6% of total inventory.

Table 5. Gafisa Segment – Inventory at Market Value (R$000)

	Inventories BoP 2Q14	Launches	Dissolutions	Pre-Sales	Adjusts + Other	Inventories EoP 3Q14	% Q/Q
São Paulo	1,550,518	355,992	108,095	(256,513)	(50,550)	1,707,542	10.1%
Rio de Janeiro	550,633	63,141	14,128	(37,313)	7,558	598,146	8.6%
Other Markets	220,931	-	28,524	(51,813)	(6,568)	191,074	-13.5%
Total	2,322,081	419,134	150,746	(345,639)	(49,561)	2,496,761	7.5%

During the same period, finished units comprised R$278.9 million, or 11.2% of total inventory. Of this amount, inventory from projects launched outside core markets represented R$148.3 million, down 17.8% and 24.6% as compared to R$180.3 million in 2Q14 and R$196.7 million in early 2014, respectively. The Company has seen an improvement in sales velocity in these markets over the past few quarters, and believes that between the end of 2015 and beginning of 2016 it will have monetized a large portion of its inventory in non-core markets.

It is worth noting that the largest share of the Gafisa inventory, approximately 69.5% or R$1.7 billion, is concentrated in projects that are to be delivered from early 2016. This will account for the sale of inventory in coming quarter, rather than finished units.

Table 6. Gafisa Segment – Inventory at Market Value - Construction Status (R$000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 3Q14
São Paulo	471,621 471.620	22,165	1,020,858	91,706	101,193	1,707,542
Rio de Janeiro	55,281 55.281	160,706	110,529	242,229	29,401	598,146
Other Markets	-	-	-	42,758	148,315	191,074
Total	526,902 526.902	182,871	1,131,387	376,692	278,910	2,496,761

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Third quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments. Also in the quarter, there was the impact from a renunciation  of a development launched in early 2014.

Inventory Delivery Schedule

Landbank

Gafisa segment landbank, with a PSV of approximately R$6.3 billion, is comprised of 31 different projects/ phases,

amounting to nearly 11.1 thousand units, 78% located in São Paulo and 22% in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, thereby impacting the total amount of land acquired through swaps, which reached 57% in the third quarter.

Table 7. Gafisa Segment- Landbank (R$000)

	PSV - R$ mm (% Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential Units (% Gafisa)	Potential units (100%)
São Paulo	4,885,752	41.2%	38.8%	2%	9,240	10,617
Rio de Janeiro	1,404,067	89.3%	89.3%	0%	1,866	1,870
Total	6,289,819	57%	55%	2%	11,107	12,486

Table 8. Gafisa Segment - Changes in the Landbank (R$000)

	Initial Landbank	Land Aquisition	Launches	Adjusts	Final Landbank
São Paulo	4,736,453	363,350	(355,992)	141,941	4,885,752
Rio de Janeiro	1,413,300	-	(63,141)	53,908	1,404,067
Total	6,149,753	363,350	(419,134)	195,849	6,289,819

In 3Q14, the Company acquired 3 new land plots located in the city of São Paulo, with potential PSV of R$361.1 million at a cost of R$67.9 million, of which 83% was acquired with cash, and 17% through swap agreements. In regards to the land acquired in the quarter, about R$40.3 million was disbursed in 3Q14 and approximately another R$27.6 million will be disbursed starting in 2015.

Third quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Gafisa Vendas

During the 3Q14, Gafisa Vendas – the Company’s independent sales unit, with operations in Sao Paulo and Rio de Janeiro - accounted for 57.3% of gross sales. Gafisa Vendas currently has a team of 354 highly trained, dedicated consultants, combined with an online sales force.

Delivered Projects

During 3Q14, Gafisa delivered 3 projects/phases and 366 units. In the year, 15 projects/ phases were delivered, representing 2,394 units.

Table 9. Gafisa Segment - Delivered Project

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
PSV Transferred [1]	180,857	210,677	-14.2%	243,274	-25.7%	623,610	678,010	-8.0%
Delivered Projects	3	8	-62.5%	6	-50.0%	15	16	-6.3%
Delivered Units	366	1,504	-75.7%	1,477	-75.2%	2,394	3,205	-25.3%
Delivered PSV [2]	214,826	454,880	-52.8%	373,144	-42.4%	1,128,126	848,178	33.0%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV - Potential sales value of delivered units.

Financial Results

Revenues

Net revenues for the Gafisa segment in 3Q14 totaled R$365.3 million, down 8.2% versus 2Q14 and 15.5% versus the prior year period. The decline reflects the lower level of sales in the period.

In the 3Q14, approximately 97.0% of Gafisa Segment revenues were derived from projects in Rio de Janeiro/ São Paulo, while 3.0% were derived from projects in non-core markets. The table below provides additional details.

Table 10. Gafisa Segment - Revenue Recognition (R$000)

	3Q14				3Q13
Launches	Pre-sales	% Sales	Launches	Pre-sales	% Sales	Launches	Pre-sales	% Sales
2014	130,368	67%	10,583	3%	-	0%	-	0%
2013	15,349	8%	30,555	8%	36,885	20%	21,782	5%
2012	19,783	10%	140,022	38%	40,995	22%	100,993	23%
≤ 2011	29,393	15%	184,095	50%	110,836	59%	282,878	65%
Total	194,892	100%	365,255	100%	188,716	100%	432,252	100%
SP + RJ	171,603	88%	354,210	97%	174,510	92%	413,665	96%
Other Markets	23,289	12%	11,045	3%	14,206	8%	18,587	4%

Gross Profit & Margin

Gross profit for the Gafisa segment in 3Q14 was R$106.7 million, compared to R$119.1 million in 2Q14, and R$165.9 million in the prior year period. Gross margin for the quarter was 29.2%, in line with the margin of 29.9% in the previous quarter. Excluding financial impacts, the adjusted gross margin reached 38.7% in 3Q14 compared to 38.1% in the 2Q14 and 37.6% in the prior year. Gafisa’s margins and profitability have improved, in keeping with the delivery of legacy projects and the strategic consolidation of the segment’s footprint. At the same time, the increased contribution of newer, more profitable projects launched by the end of 2013 positively impacted results.

The below table contains more details on the breakdown of Gafisa’s gross margin in 3Q14.

Table 11. Gafisa Segment– Gross Margin (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Net Revenue	365,256	397,907	-8.2%	432,252	-15.5%	1,089,913	1,173,897	-7.2%
Gross Profit	106,723	119,135	-10.4%	165,939	-35.7%	314,748	377,772	-16.7%
Gross Margin	29.2%	29.9%	-72 bps	38.4%	-917 bps	28.9%	32.2%	-330 bps
( - ) Financial costs	(34,739)	(32,321)	7.5%	25,956	33.8%	94,700	68,541	38.2%
Adjusted Gross Profit	141,462	151,456	-6.6%	191,895	-26.3%	409,448	446,313	-8.3%
Adjusted Gross Margin	38.7%	38.1%	60 bps	44.4%	-570 bps	37.6%	38.0%	-40 bps

Table 12. Gafisa Segment – Gross Margin Composition (R$000)

	SP + RJ	Other Markets	3Q14
Net Revenue	354,210	11,046	365,255
Adjusted Gross Profit	140,361	1,101	141,461
Adjusted Gross Margin	39.6%	10.0%	38.7%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$53.4 million in the 3Q14, a 6.4% y-o-y decrease. Selling expenses decreased by R$5.6 million, or 20.4% y-o-y, despite the higher volume of launches, reflecting lower marketing expenses and sales commissions. For the year, sales expenses totaled R$69.1 million, a significant reduction of 31.7% over the same period last year.

The segment’s general and administrative expenses reached R$32.0 million in 3Q14, remaining stable compared with the previous quarter, and growing 6.4% compared to 3Q13, due to a higher volume of spending on outsourced services and IT. In the 9M14, these expenses totaled R$95.9 million, compared to R$90.6 million in the year-ago comparison.

The reduction in the level of selling, general and administrative expenses in the Gafisa segment reflects the Company's commitment to improve operational efficiency and achieve costs and expenses that are appropriate for the business cycle.

Table 13. Gafisa Segment– SG&A Expenses (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y(%) (%)	9M14	9M13	Y/Y(%)
Selling Expenses	21,713	28,425	-23.6%	27,287	-20.4%	69,133	101,166	-31.7%
General & Administrative Expenses	32,031	31,406	2.0%	30,108	6.4%	95,886	90,586	5.9%
Total SG&A Expenses	53,744	59,831	-10.2%	57,395	-6.4%	165,019	191,752	-13.9%
Launches	419,134	314,733	33.2%	107,248	290.8%	1,023,012	406,187	151.9%
Net Pre-Sales	194,892	251,290	-22.4%	188,716	3.3%	633,738	506,742	25.1%
Net Revenue	365,256	397,907	-8.2%	432,252	-15.5%	1,089,913	1,173,897	-7.2%

The Other Revenues / Operating Expenses line totaled an expense of R$15.7 million, down 36.0% compared to the 2Q14, and an increase of 31.9% compared to the previous year. The below table contains more details on the breakdown of this expense.

Table 14. Gafisa Segment– Other Revenues / Operating Expenses (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y(%) (%)	9M14	9M13	Y/Y(%)
Litigation expenses	(13,750)	(10,667)	28.9%	(17,385)	20.4%	(40,419)	(33,238)	21.6%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	-	(13,863)	100.0%	-	-	(13,863)	-	-
Other	(1,829)	179	-1121.8%	5,505	-133.2%	(1,637)	5,013	-132.7%
Total	(15,579)	(24,351)	-36.0%	(11,880)	-31.9%	(55,919)	(28,225)	98.1%

Strong deliveries over the past two years, including delayed projects in other markets, were instrumental in the increase of the contingency level. Given Gafisa’s narrowed footprint to São Paulo and Rio de Janeiro and the delivery of outstanding legacy projects in other markets, we should perceive a reduction of this potential liability. In fact, over the course of the coming years, a reduction in the volume of these expenses is expected.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled R$76.7 million in the 3Q14, down 36.6%, as compared to R$121.0 million in the previous year, and 8.0% as compared to the R$83.4 million recorded in 2Q14. The result was impacted by lower revenue in the period. Adjusted EBITDA does not take into consideration the impact of Alphaville equity income. The adjusted EBITDA margin, using the same criteria, reached 21.0%, compared with a margin of 28.0% in the year-ago period, and 20.9% in the 2Q14. In the 9M14, the Gafisa segment’s adjusted EBITDA reached R$214.8 million, with a margin of 19.7%, an increase when compared to 19.0% in 2013.

Table 15. Gafisa Segment - Adjusted EBITDA (R$000)

	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)	9M14	9M13	Y/Y(%)
Net (Loss) Profit	15,263	17,132	-10.9%	76,731	-80.1%	30,068	76,979	-60.9%
(+) Financial results	13,086	4,405	197.1%	42,115	-68.9%	25,315	129,774	-80.5%
(+) Income taxes	8,789	7,208	21.9%	2,396	266.8%	20,019	8,772	128.2%
(+) Depreciation & Amortization	7,744	11,311	-31.5%	15,284	-49.3%	30,261	30,328	-0.2%
(+) Capitalized interests	34,739	32,321	7.5%	25,956	33.8%	94,700	68,541	38.2%
(+) Expenses w/ stock options	2,886	20,809	-58.5%	4,131	-30.1%	27,265	13,611	100.3%
(+) Minority shareholders	778	(1,441)	-154.0%	1,413	-44.9%	(1,213)	23,030	-105.3%
(-) Alphaville Effect Result	(6,595)	(8,392)	-21.4%	(46,993)	-86.0%	(11,560)	(127,758)	-91.0%
Adjusted EBITDA	76,690	83,353	-8.0%	121,034	-36.6%	214,855	223,278	-3.8%
Net revenue	365,256	397,907	-8.2%	432,252	-15.5%	1,089,913	1,173,897	-7.2%
Adjusted EBITDA Margin	21.0%	20.9%	5 bps	28.0%	-700 bps	19.7%	19.0%	-829 bps

1)       EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2)       Gafisa segment EBITDA does not consider the impact of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$448.9 million in the 3Q14. The consolidated margin for the quarter was 38.8%, an increase of 430 bps compared to the result posted last year.

Table 16. Gafisa Segment - Results to be recognized (REF) (R$000)

	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)
Revenues to be recognized	1,157,390	1,298,089	-10.8%	1,625,581	-28.8%
Costs to be recognized (units sold)	(708,427)	(827,728)	-14.4%	(1,064,057)	-33.4%
Results to be Recognized	448,963	470,361	-4.5%	561,524	-20.0%
Backlog Margin	38.8%	36.2%	260 bps	34.5%	430 bps

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.

Operating Results

Tenda Segment Launches

Third quarter launches totaled R$91.3 million and included 2 projects/phases in the states of Rio de Janeiro and Bahia. In the 9M14, 8 projects were launched, totaling R$371.4 million. The brand accounted for 17.9% of 3Q14 consolidated launches and 25.5% for the 9M14.

During 3Q14, gross sales reached R$182.2 million, while net pre-sales totaled R$35.9 million. In the 9M14, Tenda reached R$726.5 million in gross sales and R$269.4 million in net pre-sales. Sales from inventory accounted for 79.2% of the total, while sales from units launched during 3Q14 accounted for the remaining 20.8%. For the year, launches accounted for 31.6% of the total sold.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent on the ability to pass mortgages onto financial institutions.

Table 17. Tenda Segment – Launches and Pre-sales (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Launches	91,294	99,011	-7.8%	103,644	-11.9%	371,749	250,396	48.5%
Pre-sales	35,892	181,728	-80.3%	150.151	-76.1%	269,387	326,777	-17.6%

Sales over Supply (SoS)

In 3Q14, sales velocity (sales over supply) was 4.6%, considering the last 12 months, Tenda SoS ended the 3Q14 at 37.8%.

Dissolutions

The level of dissolutions in the Tenda segment totaled R$146.3 million in 3Q14, an increase of 9.6% over the 3Q13 and 24.4% compared to 2Q14. In the 9M14, dissolutions totaled R$457.1 million.

This quarter, the level of dissolutions in the Tenda segment was particularly impacted by the high volume of deliveries related to legacy projects, representing 70% of PSV delivered in the period. Of the total dissolutions in the Tenda segment in 3Q14, 78% was related to legacy projects.

Table 18. Tenda Segment – Net Pre-sales by Market (R$000)

	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	9M14
New Model
Gross Sales	-	-	-	-	13,656	57,011	59,713	84,491	94,365	116,302	75,172	283,531
Dissolutions	-	-	-	-	-	(2,126)	(7,433)	(6,293)	(34,195)	(25,135)	(31,640)	(88,662)
Net Sales	-	-	-	-	13,656	54,885	52,279	78,197	60,170	91,167	43,532	194,869
Legacy Projects
Gross Sales	249,142	344,855	293,801	287,935	225,646	270,677	223,909	154,197	150,566	183,040	107,056	442,971
Dissolutions	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(155,722)	(126,038)	(68,769)	(158,969)	(92,479)	(114,697)	(368,454)
Net Sales	(90,443)	15,728	30,050	(29,653)	(6,871)	114,956	97,872	85,429	(8,402)	90,561	(7,641)	74,517
Total
Dissolutions	3,157	2,984	2,202	2,509	1,700	1,172	924	491	1,259	810	948	3,038
Gross Sales	249,142	344,855	293,801	287,935	239,302	327,689	283,622	238,688	244,931	299,342	182,228	726,502
Dissolutions	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(157,848)	(133,471)	(75,062)	(193,164)	(117,614)	(146,337)	(457,116)
Net Sales	(90,443)	15,728	30,050	(29,653)	6,785	169,841	150,151	163,626	51,767	181,728	35,891	269,386
Total (R$)	(90,443)	15,728	30,050	(29,653)	6,785	169,841	150,151	163,626	51,767	181,728	35,891	269,386
MCMV	(95,759)	21,461	7,977	(3,630)	36,191	142,602	119,215	122,428	57,157	151,434	38,975	242,175
Out of MCMV	6,316	(5,733)	22,074	(26,023)	(29,406)	29,239	30,936	41,198	(5,390)	30,294	(3,084)	27,211

Tenda remains focused on the completion and delivery of legacy projects, and is dissolving contracts with ineligible clients, so as to sell the units to new qualified customers.

Of the 901 Tenda units cancelled and returned to inventory in the quarter, 53.7% were resold to qualified customers during the same period. In the 9M14, nearly 75.7% of dissolutions related to the new Tenda model were resold in the same period. The sale and transfer process plays an important role in the New Tenda Business Model. It is expected that within a period of up to 90 days, the effective sale and transfer process will be complete.

Tenda Segment Transfers

In the 3Q14, Tenda transferred 1,280 units to financial institutions, representing R$160.1 million. In the 9M14, Tenda transferred 4,456 units, representing R$573.3 million.

Table 19. Tenda Segment - PSV Transferred - Tenda (R$000)

	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	9M14
New Projects	-	26,609	52,466	42,921	49,776	69,563	59,736	179,075
Legacy	274,358	249,699	230,613	145,038	139,721	154,155	100,361	394,236
PSV Transferred[1]	274,358	276,308	283,079	187,959	189,497	223,717	160,097	573,311

1)       PSV transferred refers to actual effective cash inflow of the units transferred to financial institutions.

Tenda Segment Delivered Projects

During 3Q14, Tenda delivered 8 projects/phases and 1,183 units, reaching a PSV of R$152.1 million. In the year, 4,640 units were delivered in 23 projects/phases, totaling a PSV of R$474.5 million. Regarding Tenda’s legacy projects, there are around 3,657 remaining units to be delivered.

Inventory

The market value of Tenda inventory was R$712.4 million at the end of the third quarter, up 3.0% when compared to R$691.4 million at the end of 2Q14. Inventory related to the remaining units for the Tenda segment totaled R$386.3 million or 54.2% of the total, down 8.4% over 2Q14 and 21.2% as compared to early 2014. During the period, inventory comprising units within the Minha Casa, Minha Vida program totaled R$533.4 million, or 74.9% of total inventory, while units outside the program totaled R$179.0 million in the 3Q14, down 12.1% q-o-q.

Table 20. Tenda Segment - Inventory at Market Value (R$000) – by Region

	Inventories IP1 2Q14	Launches	Dissolutions	Pre-sales	Price Adjustment + Others[5]	Inventories FP2 3Q14	% Q/Q3
São Paulo	160,362	-	17,083	(33,786)	5,252	148,911	-7.1%
Rio de Janeiro	144,591	49,608	23,508	(37,076)	1,650	182,281	26.1%
Minas Gerais	98,480	-	47,741	(19,938)	(20,554)	106,270	7.9%
Bahia & Pernambuco	101,765	41,686	16,640	(33,098)	2,250	129,243	27.0%
Others	186,229	-	41,366	(58,871)	(23,072)	145,653	-21.8%
Total Tenda	691,428	91,294	146,337	(182,228)	(34,473)	712,358	3.0%
MCMV	487,857	91,294	98,927	(137,902)	(6,822)	533,355	9.3%
Out of MCMV	203,571	-	47,410	(44,326)	(27,652)	179,003	-12.1%

Table 21. Tenda Segment - Inventory at Market Value  (R$000) – Construction Status

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 3Q14
New Model - MCMV	91,273	119,172	97,140	15,618	2,873	326,076
Legacy - MCMV	-	-	-	29,410	177,869	207,278
Legacy – Out of MCMV	-	-	-	9,331	169,672	179,003
Total Tenda	91,273	119,172	97,140	54,359	350,413	712,358

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Third quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Tenda Segment Landbank

Tenda segment landbank, with a PSV of approximately R$3.4 billion, is comprised of 38 different projects/phases, of which 21% are located in São Paulo, 23% in Rio de Janeiro, 5% in Minas Gerais and 51% in the Northeast region, specifically in the states of Bahia and Pernambuco. Altogether these amount to more than 24 thousand units.

Table 22. - Tenda Segment - Landbank (R$000)

	PSV - R$ mm (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	690,949	6.8%	6.8%	0.0%	4,573	4,600
Rio de Janeiro	772,183	11.6%	11.6%	0.0%	5,412	5,464
Nordeste	1,723,261	19.4%	11.9%	7.5%	13,335	13,444
Minas Gerais	182,305	56.4%	56.4%	0.0%	1,210	1,292
Total	3,368,697	17.7%	14.3%	3.4%	24,529	24,800

Table 23. Tenda Segment– Changes in the Landbank

	Initial Landband	Land aquisition	Dissolutions	Launches	Adjusts	Final Landbank
São Paulo/South	498,607	198,280	-	-	(5,938)	690,949
Rio de Janeiro	519,128	259,997	-	49,608	42,665	772,183
Nordeste	1,423,527	353,694	-	41,686	(12,274)	1,723,261
Minas Gerais	268,930	-	-	-	(86,625)	182,305
Total	2,710,192	811,971	-	91,294	(62,172)	3,368,697

In 3Q14, the Company acquired 9 new land plots with potential PSV of R$811.9 million, representing an acquisition cost of R$89.6 million. Of this land, 81% was acquired in cash and 19% through swap agreements.

New Model Update and Turnaround

During the 9M14, Tenda launched projects under its New Business Model, which is based on three pillars: operational efficiency, risk management and capital discipline. Currently, the Company continues to operate in four regions: São Paulo, Rio de Janeiro, Minas Gerais and Northeast (Bahia and Pernambuco states), with a launched PSV of R$685.7 million to date. Below is a brief description of the performance of these projects:

Table 24. Tenda – New Model Monitoring

	Novo Horizonte	Vila Cantuária	Itaim Paulista	Verde Vida F1	Jaraguá	Viva Mais	Campo Limpo	Verde Vida F2	Pq. Rio Maravilha	Candeias	Pq das Flores	Palácio Imperial	Vila Florida	Rio da Prata	Recanto de Abrantes*
Launch	Mar-13	Mar-13	May-13	Jun-13	Aug-13	Nov-13	Dec-13	Jan-14	Mar-14	Mar-14	May-14	May-14	May-14	Aug-14	Sep-14
Local	SP	BA	SP	BA	SP	RJ	SP	BA	RJ	PE	SP	RJ	MG	RJ	BA
Units	580	440	240	339	260	300	300	340	440	432	100	259	432	312	340
Total PSV (R$000)	65.1	45.9	31.2	38.6	40.8	39.7	48	42.2	57.7	57.7	15,3	37.6	57.0	49.6	41.7
Sales	580	421	240	307	257	209	260	116	138	149	55	29	90	30	N/A
% Sales	100%	96%	100%	91%	99%	70%	87%	34%	31%	34%	55%	11%	23%	10%	N/A
SoS avg (Month)	14.1%	5.6%	8.2%	6.0%	10.9%	6.3%	8.6%	3.8%	4.4%	4.9%	10.9%	2.2%	4.6%	4.8%	N/A
Transferred (Sales)	578	392	230	279	254	144	220	87	98	76	37	0	48	0	N/A
% Transferred	100%	93%	96%	91%	99%	69%	85%	75%	71%	51%	67%	0%	53%	0%	N/A
Work progress	100%	99%	100%	62%	89%	81%	55%	62%	47%	6%	35%	2%	7%	0%	N/A

* This project was launched in the last weekend of the quarter.

The Recanto de Abrantes development was launched at the end of the quarter. Therefore, it was too early to determine its performance.

The run-off of legacy projects is on schedule and expected to be mostly concluded in 2014, with approximately 95% of the remaining units to be delivered by the end of the year.

Financial Result

Revenues

Tenda’s net revenue in 3Q14 totaled R$128.9 million, a reduction of 27.1% compared with the previous quarter. The decline reflects the lower level of sales in the period. As shown in the table below, revenues from new projects accounted for 64.2% of Tenda’s revenues in 3Q14, while revenues from older projects accounted for the remaining 35.8%. In the 9M14, Tenda recorded net income of R$411.8 million, of which R$205.7 million, or 49.9%, is related to the New Business Model.

Table 25. Tenda - Pre-Sales and Recognized Revenues (R$000)

	3Q14				3Q13
Launches	Pre-Sales	% Sales	Launches	Pre-Sales	Launches	Pre-Sales	% Sales	% Receita
2014	22,490	63%	9,535	8%	-	0%	-	0%
2013	21,043	59%	69,192	56%	74,307	49%	15,801	8%
2012	-	0%	-	0%	-	0%	-	0%
≤ 2011	(7,641)	-21%	50,208	36%	75,844	51%	168,605	86%
Landbank Sale	-	0%	-	0%	-	0%	11,389	6%
Total	35,891	100%	128,935	100%	150,151	100%	195,795	100%
Legacy	(7,641)	-21.3%	50,208	35.8%	75,844	50.5%	179,994	91.9%
New Model	43,532	121.3%	78,727	64.2%	74,307	49.5%	15,801	8,1%

Gross Profit & Margin

Gross profit in 3Q14 reached R$22.1 million, compared to R$45.8 million in 2Q14, and R$7.6 million in the previous year. Gross margin for the quarter reached 17.2%, compared to 25.9% in 2Q14 and 3.9% in the prior-year period. The year-over-year improvement in gross margin is due to the increased participation of projects launched under the New Business Model, which have higher margins and profitability, revenue levels of Tenda, as has been observed in recent quarters and more sharply in 2014.

Below is Tenda’s gross margin breakdown in 3Q14. It is worth noting that the gross margin for the first projects under Tenda’s new business model also benefits from the use of landbank acquired in the past, resulting in increased profitability.

Table 26. Tenda – Gross Margin (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Net Revenue	128,935	176,923	-27.1%	195,795	-34.1%	411,809	602,564	-31.7%
Gross Profit	22,130	45,769	-51.6%	7,564	192.6%	76,357	17,674	332.0%
Gross Margin	17.2%	25.9%	-871 bps	3.9%	1330 bps	18.5%	2.9%	1561 bps
( - ) Financial Costs	(16,328)	(8,036)	103.2%	(16,613)	-1.7%	(31,469)	(43,796)	-28.1%
Adjusted Gross Profit	38,458	53,805	-28.5%	24,177	59.1%	107,826	61,470	75.4%
Adjusted Gross Margin	29.8%	30.4%	-60 bps	12.3%	1750 bps	26.2%	10.2%	1600 bps

Selling, General, and Administrative Expenses (SG&A)

During 3Q14, selling, general and administrative expenses totaled R$34.2 million, a 22.2% decrease compared to R$43.9 million in 3Q13. For the year the reduction was 18.1%, with selling, general and administrative expenses totaling R$104.6 million.

Selling expenses totaled R$15.3 million in 3Q14, a 18.9% decrease y-o-y, due to the sale of units through the segment’s own stores, which started with the implementation of the New Business Model in early 2013. In the 9M14, selling expenses were reduced by 31.1%, reaching R$41.8 million.

Regarding general and administrative expenses, there was a reduction of R$6.2 million or 24.7% over the previous year, reaching R$18.9 million in the quarter. In the 9M14, general and administrative expenses reached R$62.8 million, down 6.5% compared to the 9M13.

Table 27. Tenda – SG&A Expenses (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Selling Expenses	15,311	14,668	4.4%	18,878	-18.9%	41,766	60,626	-31.1%
General & Administ. Expenses	18,856	25,012	-24.6%	25,047	-24.7%	62,838	67,173	-6.5%
Total SG&A Expenses	34,167	39,680	-13.9%	43,925	-22.2%	104,604	127,799	-18.1%
Launches	91,294	99,011	-7.8%	103,644	-11.9%	371,749	250,396	48.5%
Net Pre-Sales	35,892	181,728	-80.3%	150,151	-76.1%	269,387	326,777	-17.6%
Net Revenue	128,935	176,923	-27.1%	195,795	-34.1%	411,809	602,563	-31.7%

The Other Revenues / Operating Expenses line totaled an expense of R$11.7 million, down 21.6% compared to the 2Q14, and 28.3% compared to the previous year. The below table contains more details on the breakdown of this expense.

Table 28. Tenda Segment– Other Revenues / Operating Expenses (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y(%) (%)	9M14	9M13	Y/Y(%)
Litigation expenses	(11,737)	(14,981)	21.7%	(14,764)	21.1%	(36,864)	(14,150)	-160.5%
Other	2	13	-84.6%	(1,473)	-100.1%	158	(1,473)	110.7%
Total	(11,735)	(14,968)	21.6%	(16,237)	28.3%	(36,706)	(15,623)	-134.9%

Adjusted EBITDA

Adjusted EBITDA was negative R$9.8 million in 3Q14, compared to negative R$28.0 million last year and negative R$1.9 million in 2Q14. For the year, adjusted EBITDA was negative R$36.6 million, compared to negative R$59.3 million last year.

Despite the lower level of revenue, on a year-over-year basis, Tenda was able to improve its operating performance due to the expansion of its adjusted gross margin and reduction in its cost and expense structure.

Table 29. Tenda - Adjusted EBITDA (R$000)

	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)	9M14	9M13	Y/Y(%)
Net (Loss) Profit	(25,219)	(17,983)	-40.2%	(60,955)	-58.6%	(80,662)	(130,819)	-38.3%
(+) Financial results	(5,058)	(1,333)	-279.4%	6,370	-179.4%	(6,301)	1,538	-509.7%
(+) Income taxes	374	4,464	-91.6%	4,622	-91.9%	7,413	11,676	-36.5%
(+) Depreciation & Amortization	3,971	4,666	-14.9%	2,858	38.9%	11,453	8,245	38.9%
(+) Capitalized interests	16,328	8,036	103.2%	16,613	-1.7%	31,469	43,795	-28.1%
(+) Expenses w/ stock options	286	6	4,666.7%	39	634.0%	311	104	199.0%
(+) Minority shareholders	(510)	237	-315.2%	2,425	-121.0%	(331)	6,115	-105.4%
Adjusted EBITDA	(9,828)	(1,907)	-415.4%	(28,027)	-64.9%	(36,648)	(59,346)	38.2%
Net revenue	128,935	176,923	-27.1%	195,795	-34.1%	411,809	602,564	-31.7%
Adjusted EBITDA Margin	-7.62%	-1.1%	-654 bps	-14.3%	669 bps	-8.90%	-9.85%	95 bps

1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$40.0 million in 3Q14. The consolidated margin for the quarter was 28.7%.

Table 30. Results to be recognized (REF) (R$000)

	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)
Revenues to be recognized	139,318	207,912	-33.0%	274,642	-49.3%
Costs to be recognized (units sold)	(99,308)	(146,349)	-32.1%	(211,853)	-53.1%
Results to be Recognized	40,010	61,563	-35.0%	62,789	-36.3%
Backlog Margin	28.7%	29.6%	-90 bps	22.9%	580 bps

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On September 30, 2014, cash and cash equivalents, and securities, totaled R$1.5 billion.

Accounts Receivable

At the end of the 3Q14, total consolidated accounts receivable decreased 25.1% y-o-y to R$3.3 billion, and was 8.8% below the R$3.6 billion recorded in the 2Q14.

Currently, the Gafisa and Tenda segments have approximately R$673.8 million in accounts receivable from finished units.

Table 31. Total Receivables (R$000)

	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)
Receivables from developments (off balance sheet)	1,345,831	1,563,052	-13.9%	1,972,210	-31.8%
Receivables from PoC – ST (on balance sheet)	1,575,922	1,709,718	-7.8%	2,103,130	-25.1%
Receivables from PoC – LT (on balance sheet)	355,292	322,356	10.2%	301,570	17.8%
Total	3,277,045	3,595,126	-8.8%	4,376,910	-25.1%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP

Cash Generation

Operational cash generation performed well during the year. The Company ended 3Q14 with operating cash flow of R$49.4 million, reaching R$195.5 million in the 9M14, reflecting: (i) the transfer/receiving process for units sold with financing agents (R$381.1 million was transferred during the period, totaling R$1.2 billion in the year), and; (ii) greater control over the Company’s business cycle.

Free cash generation for the period was positive again, reaching R$23.5 million. In the 9M14, excluding certain non-recurring events, free cash generation was positive at R$42.3 million. The main non-recurring events that impacted free cash generation were: (i) R$58.5 million used in the share buyback program; (ii) the payment of R$63.6 million in taxes on the sale of Alphaville; and (iii) the payment of interest on own capital in the amount of R$130.2 million.

Table 32. Cash Generation

	3Q13	4Q13	1Q14	2Q14	3Q14
Availabilities	781,606	2,024,163	1,563,226	1,279,568	1,463,425
Change in Availabilities(1)	(319,554)	1,242,557	(460,937)	(283,658)	183,857
Total Debt + Investor Obligations	3,639,707	3,183,208	2,967,050	2,687,851	2,848,249
Change in Total Debt + Investor Obligations(2)	19,329	(456,499)	(216,158)	(279,199)	160,399
Other changes in investments(3)	370,998	(1,520,912)	265,284	268,471	268,471
Cash Generation in the period (1) + (2) + (3)	32,115	178,144	20,505	(1,273)	23,488
Cash Generation Final	(80,855)	97,289	20,505	19,233	42,721

23

Liquidity

At the end of September, 2014, the Company’s Net Debt/Equity ratio reached 44.3%, in line with the previous quarter and significantly lower than the ratio of 126.0% recorded in 3Q13.

Excluding project finance, the Net Debt/Equity ratio was negative 22.8%.

The Company's consolidated gross debt reached R$2.8 billion at the end of 3Q14, compared to R$2.7 billion at the end of 2Q14 and R$3.6 billion in 3Q13. As previously announced, the Company has been using part of the proceeds of the Alphaville transaction to reduce its gross debt. In the 3Q14, the Company amortized R$323.0 million in debt, of which R$190.4 million was project finance and the other R$132.6 million was corporate debt. Considering the 9M14, the amount amortized was R$1.2 billion or 98.1% of gross debt, maturing in 2014. However, there were disbursements of R$666.6 million, resulting in a net amortization of R$575.8 million.

Table 33. Debt and Investor Obligations

	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)
Debentures - FGTS (A)	950,914	925,850	2.7%	1,089,263	-12.7%
Debentures - Working Capital (B)	450,336	310,052	45.2%	710,069	-36.6%
Project Financing SFH – (C)	1,146,570	1,012,618	13.2%	756,173	51.6%
Working Capital (D)	283,349	424,669	-33.3%	954,449	-70.3%
Total (A)+(B)+(C)+(D) = (E)	2,831,169	2,673,189	5.9%	3,509,954	-19.3%
Investor Obligations (F)	17,080	14,662	16.5%	129,747	-86.8%
Total debt (E) + (F) = (G)	2,848,249	2,687,851	6.0%	3,639,701	-21.7%
Cash and availabilities (H)	1,463,425	1,279,568	14.4%	781,606	87.2%
Net debt (G)-(H) = (I)	1,384,795	1,408,283	-1.7%	2,858,095	-51.5%
Equity + Minority Shareholders (J)	3,129,137	3,138,131	-0.3%	2,267,662	38.0%
ND/Equity (I)/(J) = (K)	44.3%	44.9%	-62 bps	126.0%	-8178 bps
ND Exc. Proj Fin / Equity (I)-((A)+(C)/(J) = (L)	-22.8%	-16.9%	-588 bps	44.7%	-6743 bps

The Company ended the third quarter of 2014 with R$874.7 million of total debt due in the short term. It should be noted, however, that 62.4% of this volume relates to debt linked to the Company's projects.

Table 34 - Debt Maturity (R$000)

	Average Cost (a.a.)	Total	Until Sep/15	Until Sep/16	Until Sep/17	Until Sep/18	After Sep/18
Debentures - FGTS (A)	TR + (9.28% - 9.816%)	950,914	226,919	349,512	274,621	99,862	-
Debentures - Working Capital (B)	CDI + (1.90% - 1.95%) / IPCA + 7.96%	450,336	163,520	169,818	52,856	64,142	-
Project Financing SFH – (C)	TR + (8.30% - 11.00%) / (117.0% - 120.0%) CDI	1,146,570	319,138	453,164	258,960	107,225	8,083
Working Capital (D)	CDI + (1.30% - 3.04%) / (117.9% - 123.0%) CDI	283,349	155,223	108,438	19,688	-	-
Total (A)+(B)+(C)+(D) = (E)		2,831,169	864,800	1,080,932	606,125	271,229	8,083
Investor Obligations (F)	CDI + 0.59%	17,080	9,935	4,865	2,280	-	-
Total debt (E) + (F) = (G)		2,848,249	874,735	1,085,797	608,405	271,229	8,083
% Total maturity per period			31%	38%	21%	10%	0%
Volume of maturity of Project finance as % of total debt ((A)+(C))/(G)			62.4%	73.9%	87.7%	76.4%	100.0%
Volume of maturity of Corporate debt as % of total debt ((B)+(D)+(F))/(G)			37.6%	26.1%	12.3%	23.6%	0,0%
Ratio Corporate Debt / Mortgages		26% / 74%

Financial Results

Revenue

On a consolidated basis, net revenue in the 3Q14 totaled R$494.2 million, down 14.0% over the previous quarter. In the 9M14 total net revenue was R$1.5 billion.

In the 3Q14, the Gafisa segment represented 73.9% of revenues while Tenda accounted for 26.1%. For the year, Gafisa accounted for 72.6% while Tenda accounted for 27.4% of consolidated revenue.

Gross Profit & Margin

Gross profit in 3Q14 was R$128.9 million, compared to R$164.9 million in 2Q14, and R$173.5 million in the previous year. The result was impacted by lower revenue in the period. Gross margin for the quarter reached

26.1%, down 155 bps over the previous year. Adjusted gross profit reached R$179.9 million, with a margin of 36.4%, compared to 35.7% in the 2Q14 and 34.4% in the previous year. The gross margin is improving as Gafisa and Tenda segment legacy projects are replaced by projects launched in core markets and under the new Tenda business model, which contain improved profitability. The increased contribution of more profitable projects to consolidated results can be observed in recent quarters. In the 9M14 adjusted gross profit reached R$517.3 million with a gross margin of 34.4%, versus R$507.8 million and an adjusted gross margin of 28.6% in the same period last year.

Table 35. Gafisa Group – Gross Margin (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Net Revenue	494,191	574,830	-14.0%	628,047	-21.3%	1,501,722	1,776,461	-15.5%
Gross Profit	128,853	164,904	-21.9%	173,503	-25.7%	391,105	395,446	-1.1%
Gross Margin	26.1%	28.7%	-261 bps	27.6%	-155 bps	26.0%	22.3%	378 bps
( - ) Financial costs	(51,067)	(40,357)	26.5%	(42,569)	20.0%	(126,169)	(112,337)	12.3%
Adjusted Gross Profit	179,920	205,261	-12.3%	216,072	-16.7%	517,274	507,783	1.9%
Adjusted Gross Margin	36.4%	35.7%	70 bps	34.4%	200 bps	34.4%	28.6%	586 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$87.9 million in the 3Q14, down 13.2% y-o-y. Compared to the 2Q14, the decrease was 11.7%. For the first nine months of the year, selling, general and administrative expenses totaled R$269.6 million, 15.6% lower year-on-year.

Table 36. Gafisa Group – SG&A Expenses  (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Selling Expenses	37,024	43,093	-14.1%	46,165	-19.8%	110,899	161,792	-31.5%
General & Administ. Expenses	50,887	56,418	-9.8%	55,155	-7.7%	158,724	157,759	0.6%
Total SG&A Expenses	87,911	99,511	-11.7%	101,320	-13.2%	269,623	319,551	-15.6%
Launches	510,428	413,744	23.4%	210,892	142.0%	1,394,761	656,583	112.4%
Net Pre-Sales	230,784	433,018	-46.7%	338,867	-31.9%	903,124	833,519	8.4%
Net Revenue	494,191	574,830	-14.0%	628,047	-21.3%	1,501,722	1,776,460	-15.5%

With the turnaround process coming to an end, the Company is seeking to streamline its cost and expense structure and SG&A. In the coming quarters, the Company is looking to improve productivity and increase the efficiency and assertiveness of its operations.

Note that in 2014, certain non-recurring expenses were incurred, recorded in previous quarters, as advisory services to the Alphaville operation (R$4.4 million), and also due to the Gafisa and Tenda separation process (R$4.2 million). Excluding these effects, general and administrative expenses totaled R$158.7 million in the 9M14, a decrease of 4.8% compared to the 9M13, thereby confirming the Company’s commitment and efforts to reduce its level of expenses.

The Other Revenues / Operating Expenses line totaled an expense of R$27.3 million, down 30.5% compared to the 2Q14, and 2.8% compared to the previous year. The table below contains more details on the breakdown of this expense.

Table 37. Gafisa Segment– Other Revenues / Operating Expenses (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y(%) (%)	9M14	9M13	Y/Y(%)
Litigation expenses	(25,487)	(25,648)	-0.6%	(32,149)	-20.7%	(77,283)	(47,388)	63.1%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	-	(13,863)	100%	-	-	(13,863)	-	-
Other	(1,827)	192	-1051.6%	4,032	-145.3%	(1,479)	3,540	-141.8%
Total	(27,314)	(39,319)	-30.5%	(28,117)	-2.9%	(92,625)	(43,848)	111.2%

Consolidated Adjusted EBITDA

Adjusted EBITDA totaled R$73.5 million in the 3Q14, considering the Alphaville equity income impact. Consolidated adjusted EBITDA margin, using the same criteria, was 14.9%, compared with a 22.3% margin reported in the previous year and 15.6% reported in 2Q14. In the 9M14, consolidated EBITDA was R$189.8 million, with a margin of 12.6%.

Table 38. Gafisa Group - Consolidated Adjusted EBITDA (R$000)

	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)	9M14	9M13	Y/Y(%)
Net (Loss) Profit	(9,956)	(851)	-1,069.9%	15,777	-163.1%	(50,594)	(53,840)	6.0%
(+) Financial Results	8,028	3,072	161.3%	48,486	-83.4%	19,014	131,313	-85.5%
(+) Income taxes	9,163	11,672	-21.5%	7,019	30.5%	27,432	20,448	34.2%
(+) Depreciation & Amortization	11,715	15,977	-26.7%	18,142	-35.4%	41,714	38,573	8.1%
(+) Capitalized interests	51,067	40,357	26.5%	42,569	20.0%	126,169	112,336	12.3%
(+) Expenses w/ stock options	3,172	20,815	-54.4%	4,170	-23.9%	27,576	13,715	101.1%
(+) Minority shareholders	268	(1,204)	122.3%	3,838	-93.0%	(1,544)	29,145	-105.3%
Adjusted EBITDA	73,457	89,838	-18.2%	140,001	-47.5%	189,767	291,690	-34.9%
Net Revenues	494,191	574,830	-14.0%	628,047	-21.3%	1,501,722	1,776,460	-15.5%
Margem EBITDA Ajustada	14.9%	15.6%	-76 bps	22,3%	-743 bps	12.6%	16.4%	-378 bps

(1) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Depreciation and Amortization

Depreciation and amortization in the 3Q14 reached R$11.7 million, a decrease of 35.4%, compared to R$18.1 million recorded in the 3Q13. In the 9M14, this line totaled R$41.7 million, compared to R$38.6 million recorded a year ago.

Financial Results

The net financial result was negative R$8.0 million in the 3Q14, a sharp improvement compared to a net financial result of negative R$48.5 million in 3Q13. The result compared with a net financial result of negative R$3.1 million in the 2Q14. Financial revenues totaled R$36.5 million, a 114.6% y-o-y increase due to higher cash balances and higher average interest rates in the period. Financial expenses reached R$44.5 million, compared to R$65.5 million in 3Q13, impacted by lower debt levels and also higher interest rates in the period. For the year, R$118.6 million was added to financial revenues and R$137.6 million in expenses, resulting in a negative net balance of R$19 million, compared to a net result of negative R$131.3 million in the same period last year.

Taxes

Income taxes, social contribution and deferred taxes for 3Q14 amounted to R$9.2 million and totaled R$27.4 million for the year.

Net Income

Gafisa Group ended the 3Q14 with a net loss of R$9.9 million. Excluding the equity income from Alphaville, the Company’s net loss was R$16.5 million in the quarter, compared to a net loss of R$31.2 million recorded in 3Q13. In the 9M14, net income was negative R$50.6 million, compared to R$53.8 million in the previous year.

Table 39 – Consolidated - Net Results - (R$000)

	3Q14	3Q13	Y/Y (%)	9M14	9M13	Y/Y(%)
Net Revenue	494,191	628,047	-21.3%	1,501,722	1,776,460	-15.5%
Gross Profit	128,853	173,503	-25.7%	391,105	395,446	-1.1%
Gross Margin	26.1%	27.6%	-155 bps	26.0%	22.3%	378 bps
Adjusted Gross Profit[1]	179,920	216,072	-16.7%	517,274	507,783	1.9%
Adjusted Gross Margin[1]	36.4%	34.4%	200 bps	34.4%	28.6%	580 bps
Adjusted EBITDA[2]	73,457	139,997	-47.5%	189,767	291,689	-34.9%
Adjusted EBITDA Margin[2]	14.9%	22.3%	-750 bps	12.6%	16.4%	-380 bps
Net Income	(9,956)	15,777	-163.1%	(50,594)	(53,840)	-6.0%
(-) Alphaville Equity Income	(6,595)	(46,993)	-86.0%	(11,560)	(127,758)	-91.0%
Net Profit Ex-Alphaville	(16,551)	(31,216)	-47.0%	(62,154)	(181,598)	-65.8%

1) Adjusted by capitalized interests;

2) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense;

3) Consolidated EBITDA includes the effect of the Alphaville Equity.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$489.0 million in the 3Q14. The consolidated margin for the quarter was 37.7%.

Table 40. Gafisa Group - Results to be recognized (REF) (R$000)

	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)
Revenues to be recognized	1,296,708	1,506,001	-13.9%	1,900,224	-31.8%
Costs to be recognized (units sold)	(807,735)	(974,077)	-17.1%	(1,275,911)	-36.7%
Results to be Recognized	488,973	531,924	-8.1%	624,313	-21.7%
Backlog Margin	37.7%	35.3%	239 bps	32.9%	485 bps

Alphaville sells R$ 405 million in 9M14

          São Paulo, November 7th, 2014 – Alphaville Urbanismo SA releases its results for the 3rd quarter 2014, which are subjected to review by auditors.

Launches

          Launches totaled R$ 67 million this quarter, 77% below 3Q13. The company ended the 9M14 with R$ 376 million in launches, 38% below the same period of 2013.

Sales

          The volume of sales totaled R$ 102 million this quarter, 13% above 3Q13. Considering 9M14, sales amounted to R$ 405 million, representing an increase of 10% compared to 2013.

Financial Results

          During 3Q14, net revenues were R$ 209 million, 0.3% above 3Q13 and 4.6% below net revenues in 2Q14. Net profit in 3Q14 was R$ 22 million, R$ 4 million below the previous quarter.

	3Q14	3Q13		2Q14
		R$	∆	R$	∆
Net revenue	209	208	0,3%	219	-4,6%
Net profit	22	43	-49,0%	26	-15,4%
Net margin	11%	21%		12%

          In the first nine months of 2014, net revenues totaled R$ 580 million, 3.8% lower than 9M13. In the same period, net profit was R$ 39 million, 65.7% below the same period of 2013.

	9M14	9M13	∆
Net revenue	580	603	-3,8%
Net profit	39	112	-65,7%
Net margin	7%	19%

The lower net profit is a result of lower revenues, the non-cash impact of the SELIC change on the NPV of receivables, non-recurring expenses associated to the spin-off of the back office from Gafisa and increased financial expenses.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164.

OUTLOOK

On October 20, 2014, the Company disclosed in a Material Fact a revision to its 2014 launch guidance ("Guidance") for the Gafisa segment, due to continuing uncertainties in the current economic environment. This change in the projected volume of launches has also affected guidance for the ratio of Administrative Expenses to Launch Volumes for the Gafisa segment, as well as projected consolidated launches.

Launches in the first nine months of 2014 totaled R$1,395 million, representing 75.4% of the midpoint of full year guidance. Gafisa segment accounted for 82.1% of launches and Tenda represented the remaining 17.9%.

Launch Guidance (2014E)

Table 41. Guidance - Launches (2014E)

	Guidance (2014E)	Revision	Actual Figures 9M14	9M14A / Midpoint of Guidance
Consolidated Launches	R$2.1 – R$2.5 bn	R$1.7 – R$2.0 bn	1,394.8 million	75%
Breakdown by Brand
Gafisa Launches	R$1.5 – R$1.7 bn	R$1.1 – R$1.2 bn	1,023.0 million	89%
Tenda Launches	R$600 – R$800 mn	R$600 – R$800 mn	371.7 million	53%

With the completion of the sale of the Alphaville stake in 2013, the Company began 2014 with a solid liquidity position. As reported in this release, the Company’s Net Debt/Equity ratio has remained stable at 44.3% since the 1Q14. Given this result, and considering the Company's business plan for 2014, the Company expects leverage to remain between 55% - 65%, as measured by the Net Debt/Equity ratio.

Table 42. Guidance - Leverage (2014E)

	Guidance (2014E)	Revision	Actual Figures 9M14	9M14A / Midpoint of Guidance
Consolidated Data	55% - 65% Net Debt / Equity	55% - 65% Net Debt / Equity	44.3%	OK

Also on October 20, the Company withdrew its guidance for 2014 regarding the ratio of Administrative Expenses to Launch Volumes for Gafisa. With the reduction in launch guidance for the year, the Company is unable to meet this projection.

Table 43. Guidance - Administrative Expenses / Launches Volume (2014E)

	Guidance (2014E)	Revision
Gafisa	7.5%	Not applicable
Tenda	Not applicable	Not applicable

Table 44. Guidance - Administrative Expenses / Launches Volume (2015E)

	Guidance (2015E)	Revision
Gafisa	7.5%	7.5%
Tenda	7.0%	7.0%

Finally, the Company defined as a benchmark for profitability the Return on Capital Employed (ROCE), and it expects that in the next three year period, this ratio shall be between 14% - 16% for both the Tenda and Gafisa segments.

Table 45. Guidance – Return on Capital Employed (3 years)

	Guidance (3 years)	Revision
Gafisa	14% - 16%	14% - 16%
Tenda	14% - 16%	14% - 16%

FINANCIALSTATEMENTSGAFISA SEGMENT

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Net Operating Revenue	365,256	397,907	-8.2%	432,252	-15.5%	1,089,913	1,173,896	-7.2%
Operating Costs	(258,533)	(278,772)	-7.3%	(266,313)	-2.9%	(775,165)	(796,125)	-2.6%
Gross profit	106,723	119,135	-10.4%	165,939	-35.7%	314,748	377,771	-16.7%
Gross Margin	29.2%	29.9%	-70 bps	38.4%	-920 bps	28.9%	32.2%	-330 bps
Operating Expenses
Selling Expenses	(21,713)	(28,425)	-23.6%	(27,287)	-20.4%	(69,133)	(101,166)	-31.7%
General and Administrative Expenses	(32,031)	(31,406)	2.0%	(30,108)	6.4%	(95,886)	(90,586)	5.9%
Other Operating Revenues / Expenses	(15,585)	(24,351)	-36.0%	(11,880)	31.2%	(55,925)	(28,225)	98.1%
Depreciation and Amortization	(7,744)	(11,311)	-31.5%	(15,284)	-49.3%	(30,261)	(30,328)	-0.2%
Equity pickup	8,266	3,662	125.7%	(5,717)	-244.6%	10,646	(16,668)	-163.9%
Operational Result	37,916	27,304	38.9%	75,663	-49.9%	74,189	110,798	-33.0%
Financial Income	20,583	24,160	-14.8%	9,594	114.5%	75,903	27,060	180.5%
Financial Expenses	(33,669)	(28,565)	17.9%	(51,710)	-34.9%	(101,218)	(156,835)	-35.5%
Net Income Before Taxes on Income	24,830	22,899	8.4%	33,547	-26.0%	48,874	(18,977)	-357.5%
Deferred Taxes	(1)	(91)	-98.9%	146	-100.7%	(384)	(318)	20.8%
Income Tax and Social Contribution	(8,788)	(7,117)	23.5%	(2,542)	245.7%	(19,635)	(8,454)	132.3%
Net Income After Taxes on Income	16,041	15,691	2.2%	31,151	-48.5%	28,855	(27,749)	-204.0%
Net income from discontinued operations	-	-	-	46,993	-100.0%	-	127,758	-100.0%
Minority Shareholders	778	(1,441)	-154.0%	1,413	-44.9%	(1,213)	23,030	-105.3%
Net Result	15,263	17,132	-10.9%	76,731	-80.1%	30,068	76,979	-60.9%

FINANCIAL STATEMENTS TENDA SEGMENT

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Net Operating Revenue	128,935	176,923	-27.1%	195,795	-34.1%	411,809	602,564	-31.7%
Operating Costs	(106,805)	(131,154)	-18.6%	(188,231)	-43.3%	(335,452)	(584,889)	-42.6%
Gross profit	22,130	45,769	-51.6%	7,564	192.6%	76,357	17,675	332.0%
Gross Margin	17.2%	25.9%	-870 bps	3.8%	1340 bps	18.5%	2.9%	1560 bps
Operating Expenses
Selling Expenses	(15,311)	(14,668)	4.4%	(18,878)	-18.9%	(41,766)	(60,626)	-31.1%
General and Administrative Expenses	(18,856)	(25,012)	-24.6%	(25,047)	-24.7%	(62,838)	(67,173)	-6.5%
Other Operating Revenues / Expenses	(11,735)	(14,968)	-21.6%	(16,237)	-27.7%	(36,706)	(15,623)	134.9%
Depreciation and Amortization	(3,971)	(4,666)	-14.9%	(2,858)	38.9%	(11,453)	(8,245)	38.9%
Equity pickup	(2,670)	(1,070)	149.5%	7,920	-133.7%	(3,475)	22,502	-115.4%
Operational Result	(30,413)	(14,615)	108.1%	(47,536)	-36.0%	(79,881)	(111,490)	-28.4%
Financial Income	15,890	13,805	15.1%	7,404	114.6%	42,731	25,626	66.7%
Financial Expenses	(10,832)	(12,472)	-13.1%	(13,774)	-21.4%	(36,430)	(27,164)	34.1%
Net Income Before Taxes on Income	(25,355)	(13,282)	90.9%	(53,906)	-53.0%	(73,580)	(113,028)	-34.9%
Deferred Taxes	860	(1,771)	-148.6%	(2,673)	-132.2%	(152)	(6,473)	-97.7%
Income Tax and Social Contribution	(1,234)	(2,693)	-54.2%	(1,950)	-36.7%	(7,261)	(5,203)	39.6%
Net Income After Taxes on Income	(25,729)	(17,746)	45.0%	(58,529)	-56.0%	(80,993)	(124,704)	-35.1%
Minority Shareholders	(510)	237	-315.2%	2,425	-121.0%	(331)	6,115	-105.4%
Net Result	(25,219)	(17,983)	40.2%	(60,954)	-58.6%	(80,662)	(130,819)	-38.3%

CONSOLIDATED FINANCIAL STATEMENTS

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Net Operating Revenue	494,191	574,830	-14.0%	628,047	-21.3%	1,501,722	1,776,461	-15.5%
Operating Costs	(365,338)	(409,926)	-10.9%	(454,544)	-19.6%	(1,110,617)	(1,381,015)	-19.6%
Gross profit	128,853	164,904	-21.9%	173,503	-25.7%	391,105	395,446	-1.1%
Gross Margin	26.1%	28.7%	-260 bps	27.6%	-150 bps	26.0%	22.3%	370 bps
Operating Expenses
Selling Expenses	(37,024)	(43,093)	-14.1%	(46,165)	-19.8%	(110,899)	(161,792)	-31.5%
General and Administrative Expenses	(50,887)	(56,418)	-9.8%	(55,155)	-7.7%	(158,724)	(157,759)	0.6%
Other Operating Revenues / Expenses	(27,320)	(39,319)	-30.5%	(28,117)	-2.8%	(92,631)	(43,848)	111.3%
Depreciation and Amortization	(11,715)	(15,977)	-26.7%	(18,142)	-35.4%	(41,714)	(38,573)	8.1%
Equity pickup	5,596	2,592	115.9%	2,203	154.0%	7,171	5,834	22.9%
Operational Result	7,503	12,689	-40.9%	28,127	-73.3%	(5,692)	(692)	722.5%
Financial Income	36,473	37,965	-3.9%	16,998	114.6%	118,634	52,686	125.2%
Financial Expenses	(44,501)	(41,037)	8.4%	(65,484)	-32.0%	(137,648)	(183,999)	-25.2%
Net Income Before Taxes on Income	(525)	9,617	-105.5%	(20,359)	-97.4%	(24,706)	(132,005)	-81.3%
Deferred Taxes	859	(1,862)	-146.1%	(2,527)	-134.0%	(536)	(6,791)	-92.1%
Income Tax and Social Contribution	(10,022)	(9,810)	2.2%	(4,492)	123.1%	(26,896)	(13,657)	96.9%
Net Income After Taxes on Income	(9,688)	(2,055)	371.4%	(27,378)	-64.6%	(52,138)	(152,453)	-65.8%
Net income from discontinued operations	-	-	-	46,993	-100.0%	-	127,758	-100.0%
Minority Shareholders	268	(1,204)	-122.3%	3,838	-93.0%	(1,544)	29,144	-105.3%
Net Result	(9,956)	(851)	1,069.9%	15,777	-163.1%	(50,594)	(53,839)	-6.0%

BALANCE SHEET GAFISA SEGMENT

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)
Current Assets
Cash and cash equivalents	903,901	661,449	36.7%	337,984	167.4%
Receivables from clients	1,212,289	1,285,496	-5.7%	1,409,006	-14.0%
Properties for sale	1,298,367	1,050,259	23.6%	926,481	40.1%
Other accounts receivable	191,596	256,083	-25.2%	107,503	78.2%
Prepaid expenses and others	13,517	19,024	-28.9%	32,957	59.0%
Properties for sale	8,175	7,747	5.5%	5,800	40.9%
Asset Available for Sale	-	-	-	449,151	-100.0%
Financial Instruments	-	-	-	2,830	-100.0%
	3,627,845	3,280,058	10.6%	3,271,712	10.9%
Long-term Assets
Receivables from clients	332,124	298,596	11.2%	281,191	18.1%
Properties for sale	451,383	467,708	-3.5%	502,000	-10.1%
Financial Instruments	-	-	-	(157)	-100.0%
Other	198,545	221,212	-10.2%	220,514	-10.0%
	982,052	987,516	-0.6%	1,003,549	-2.1%
Intangible	63,755	63,149	1.0%	71,111	-10.3%
Investments	1,898,323	1,989,855	-4.6%	2,355,090	-19.4%

Total Assets	6,571,975	6,320,578	4.0%	6,701,462	-1.9%

Current Liabilities
Loans and financing	440,892	548,548	-19.6%	515,449	-14.5%
Debentures	281,104	254,466	10.5%	228,417	23.1%
Obligations for purchase of land and clients	348,970	293,195	19.0%	314,269	11.0%
Materials and service suppliers	62,865	55,888	12.5%	74,331	-15.4%
Taxes and contributions	57,399	59,857	-4.1%	81,916	-29.9%
Investor Obligations	9,935	7,517	32.2%	76	12978.8%
Other	352,048	364,314	-3.4%	899,907	-60.9%
	1,553,213	1,583,785	-1.9%	2,114,366	-26.5%
Long-term Liabilities
Loans and financings	932,132	756,049	23.3%	943,276	-1.2%
Debentures	710,811	582,508	22.0%	826,411	-14.0%
Obligations for purchase of land and clients	55,072	66,983	-17.8%	99,604	-44.7%
Deferred taxes	44,515	44,667	-0.3%	67,424	-34.0%
Provision for contingencies	60,718	67,745	-10.4%	4,580	1225.8%
Investor Obligations	7,145	7,145	0.0%	14,443	-50.5%
Other	80,129	74,555	7.5%	138,594	-42.2%
	1,890,522	1,599,652	18.2%	2,094,331	-9.7%
Shareholders' Equity
Shareholders' Equity	3,106,915	3,116,181	-0.3%	2,469,276	25.8%
Non-controlling interests	21,325	20,960	1.7%	23,490	-9.2%
	3,128,240	3,137,141	-0.3%	2,492,765	25.5%
Liabilities and Shareholders' Equity	6,571,975	6,320,578	4.0%	6,701,462	-1.9%

BALANCE SHEET TENDA SEGMENT

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)
Current Assets
Cash and cash equivalents	559,524	618,119	-9.5%	443,621	26.1%
Receivables from clients	363,633	424,221	-14.3%	694,124	-37.1%
Properties for sale	570,304	527,646	8.1%	563,058	-16.1%
Other accounts receivable	131,971	131,914	0.0%	523,815	-74.8%
Prepaid expenses and other	-	-	0.0%	9,040	-100.0%
Properties for sale	73,996	98,564	-24.9%	116,368	-36.4%
Asset Available for Sale	-	-	0.0%	375,216	-100.0%
	1,699,428	1,800,464	-5.6%	2,725,241	-37.6%
Long-term Assets
Receivables from clients	23,168	23,760	-2.5%	20,379	13.7%
Properties for sale	181,754	110,772	64.1%	154,715	17.5%
Other	89,770	86,017	4.4%	82,955	8.2%
	294,692	220,549	33.6%	258,049	14.2%
Intangible	39,596	39,429	0.4%	35,943	10.2%
Investments	203,766	193,544	5.3%	205,761	1.0%

Total Assets	2,237,482	2,253,986	-0.7%	3,224,993	-30.6%

Current Liabilities
Loans and financing	33,469	74,395	-55.0%	110,158	-69.6%
Debentures	109,335	98,928	10.5%	195,795	-44.2%
Obligations for purchase of land and clients	143,323	71,442	100.6%	78,833	93.9%
Materials and service suppliers	20,602	20,732	-0.6%	24,633	-16.4%
Taxes and contributions	79,485	90,748	-12.4%	77,701	2.3%
Other	314,136	317,405	-1.0%	183,320	66.9%
	700,350	673,650	4.0%	670,440	4.5%
Long-term Liabilities
Loans and financings	23,426	58,295	-59.8%	141,738	-83.5%
Debentures	300,000	300,000	0.0%	548,709	-45.3%
Obligations for purchase of land	21,087	3,175	564.2%	8,391	151.3%
Deferred taxes	9,783	10,643	-8.1%	14,969	-34.6%
Provision for contingencies	65,062	65,783	-1.1%	-	0.0%
Other	68,629	67,850	1.1%	121,094	-43.3%
	487,987	505,746	-3.5%	834,901	-41.6%
Shareholders' Equity
Shareholders' Equity	1,024,864	1,049,799	-2.4%	1,683,593	-39.1%
Non-controlling interests	24,281	24,791	-2.1%	36,059	-32.7%
	1,049,145	1,074,590	-2.4%	1,719,652	-39.0%
Liabilities and Shareholders' Equity	2,237,482	2,253,986	-0.7%	3,224,993	-30.6%

CONSOLIDATED BALANCE SHEETS

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)
Current Assets
Cash and cash equivalents	1,463,425	1,279,568	14.4%	781,606	87.2%
Receivables from clients	1,575,922	1,709,718	-7.8%	2,103,130	-25.1%
Properties for sale	1,868,671	1,577,905	18.4%	1,489,538	25.5%
Other accounts receivable	184,842	217,263	14.9%	153,865	20.1%
Prepaid expenses and others	20,015	26,223	-23.7%	42,003	-52.3%
Properties for sale	82,171	106,311	-22.7%	122,168	-32.7%
Asset Available for Sale	-	-	0.0%	1,532,226	-100.0%
Financial Instruments	-	-	0.0%	2,830	-100.0%
	5,195,046	4,916,988	5.7%	6,227,366	-16.6%
Long-term Assets
Receivables from clients	355,292	322,356	10.2%	301,570	17.8%
Properties for sale	633,137	578,480	9.4%	656,715	-3.6%
Financial Instruments	273,351	292,260	-6.5%	288,424	-5.2%
	1,261.780	1,193,096	5.8%	1,246,709	1.2%
Intangible	146,431	145,657	0.5%	212,867	-31.2%
Investments	975,597	1,032,662	-5.5%	512,736	90.3%

Total Assets	7,578,854	7,288,403	4.0%	8,199,678	-7.6%

Current Liabilities
Loans and financing	474,361	622,942	-23.9%	625,608	-24.2%
Debentures	390,439	353,394	10.5%	424,212	-8.0%
Obligations for purchase of land and clients	492,293	364,637	35.0%	445,257	10.6%
Materials and service suppliers	83,467	76,619	8.9%	98,964	-15.7%
Taxes and contributions	108,722	117,728	-7.6%	159,617	-31.9%
Investor Obligations	9,935	7,517	32.2%	115,304	-91.4%
Obligations with Asset Available for Sale	-	-	0.0%	693,160	-100.0%
Other	562,118	551,057	2.0%	486,374	15.6%
	2,121,335	2,093,894	1.3%	3,048,496	-30.4%
Long-term Liabilities
Loans and financings	955,558	814,345	17.3%	1,085,014	-11.9%
Debentures	1,010,811	882,508	14.5%	1,375,120	-26.5%
Obligations for purchase of land and clients	76,159	70,158	8.6%	107,995	-29.5%
Deferred taxes	54,299	55,310	-1.8%	82,393	-34.1%
Provision for contingencies	125,780	133,528	-5.8%	135,097	-6.9%
Investor Obligations	7,145	7,145	0.0%	14,443	-50.5%
Other	98,630	93,384	5.6%	83,458	18.2%
	2,328,382	2,056,378	13.2%	2,883,520	-19.3%
Shareholders' Equity
Shareholders' Equity	3,106,916	3,116,182	-0.3%	2,216,828	40.2%
Non-controlling interests	22,221	21,949	1.2%	50,834	-56.3%
	3,129,137	3,138,131	-0.3%	2,267,662	38.0%
Liabilities and Shareholders' Equity	7,578,854	7,288,403	4.0%	8,199,678	-7.6%

CASH FLOW

	3Q14	3Q13	9M14	9M13
Income Before Taxes on Income	(519)	(20,359)	(24,700)	(132,005)
Expenses (income) not affecting working capital	63,715	114,379	193,129	185,778
Depreciation and amortization	11,715	18,142	41,714	38,573
Impairment allowance	(10,063)	(384)	(9,684)	(802)
Expense on stock option plan	3,172	4,170	27,577	13,715
Penalty fee over delayed projects	(4,647)	10,681	(5,322)	(1,417)
Unrealized interest and charges, net	27,102	29,480	47,414	48,904
Equity pickup	(5,596)	(2,203)	(7,171)	(5,834)
Disposal of fixed asset	4,639	14,912	6,836	20,098
Warranty provision	3,937	1,816	(7,020)	(624)
Provision for contingencies	25,487	32,150	77,283	47,388
Profit sharing provision	9,726	8,808	26,151	26,235
Allowance (reversal) for doubtful debts	(6,356)	(2,766)	(9,662)	(5,731)
Profit / Loss from financial instruments	4,599	(427)	4,354	5,273
Clients	113,865	(45,143)	292,887	51,683
Properties for sale	(328,569)	(96,780)	(409,947)	(235,647)
Other receivables	13,237	(18,320)	10,839	(41,393)
Deferred selling expenses and pre-paid expenses	6,206	5,630	15,170	19,520
Obligations on land purchases	133,657	20,470	80,103	45,090
Taxes and contributions	(703)	4,043	(31,791)	(13,060)
Accounts payable	6,848	(2,229)	4,125	11,308
Salaries, payroll charges and bonus provision	2,803	2,417	(43,023)	(36,909)
Other accounts payable	49,968	84,052	19,980	159,288
Current account operations	47,232	54,640	(4,038)	40,943
Paid taxes	(18,326)	(4,636)	(103,008)	(8,570)
Cash used in operating activities	89,414	98,165	(937)	46,026
Investments
Purchase of property and equipment	(17,128)	(33,793)	(52,256)	(60,350)
Redemption of securities, restricted securities and loans	(157,180)	1,066,444	2,387,569	3,708,304
Investments in marketable securities, restricted securities	-	(949,013)	(1,880,258)	(3,399,254)
Investments increase	(15,954)	(15,578)	(11,534)	(19,454)
Dividends receivables	(1,990)	9,480	58,311	14,745
Acquisition remaining portion from 20% in AUSA	-	(366,662)	-	(366,662)
Cash used in investing activities	(192,252)	(289,122)	501,832	(122,671)
Financing
Capital increase	-	3	-	4,866
Contributions from venture partners	2,418	1,908	(106,600)	(106,675)
Increase in loans and financing	430,491	288,714	666,692	1,237,027
Repayment of loans and financing	(298,994)	(300,778)	(941,844)	(1,158,400)
Purchase of treasury shares	(2,207)	-	(53,561)	(39,970)
Dividend payments	-	-	(117,129)	-
Proceeds from subscription of redeemable equity interest	-	-		(5,089)
Operations of mutual	(2,201)	(1,014)	(8,799)	(12,691)
Sale of treasury shares	4,103	-	17,583	-
Result of sale of treasury shares	(4,094)	-	(10,664)	-
Net cash provided by financing activities	129,516	(11,167)	(554,322)	(80,932)
Net increase (decrease) in cash and cash equivalents	26,678	(202,124)	(53,427)	(157,577)
At the beginning of the period	135,089	476,749	215,194	432,202
At the end of the period	161,767	274,625	161,767	274,625
Net increase (decrease) in cash and cash equivalents	26,678	(202,124)	(53,427)	(157,577)

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell.  Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

LandBank

Land that Gafisa holds for future development paid either in cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter.

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-Sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory.  Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits.  Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established almost 60 years ago, we have completed and sold more than 1,100 developments and built more than 12 million square meters of housing under the Gafisa brand - more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa is also one of the most respected and best-known brands in the real estate market, recognized for its quality and consistency among potential homebuyers, brokers, lenders, landowners, competitors and investors. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and we hold a 30% stake in Alphaville, one of the most important companies in the residential lots segment in Brazil. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters at Avenida das Nações Unidas, 8.501, 19º andar, in the City of São Paulo, State of São Paulo, Brazil, and started its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties, taking into consideration that in the case of the latter, as construction company and proxy; (ii) selling and purchasing real estate properties in general; (iii) carrying out civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own or third party real estate ventures; and (v) investing in other companies which have similar objectives as the Company’s.

The real estate development projects entered into by the Company with third parties are structured through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or the formation of consortia and condominiums. Controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On February 7, 2014, the Company disclosed a material fact informing to its shareholders and the market in general that its Board of Directors authorized the Company’s management to begin studies aimed at a potential separation of the Gafisa and Tenda business units into two publicly-held and independent companies in order to reinforce the creation of value to the Company and its shareholders. In case the plan is approved by the Board of Directors and shareholders, this transaction could be completed throughout 2015.

On July 28, 2014, giving continuity to the process for separating the business units, the Brazilian Securities Commission (CVM) granted the request of the subsidiary Tenda for converting the registry of the securities issuer into the “A” Category.

2.   Presentation of quarterly information and summary of significant accounting practices

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On November 07, 2014, the Company’s Board of Directors approved these individual and consolidated quarterly information of the Company and has authorized their disclosure.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices --Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information --Continued

The individual quarterly information (Company) and consolidated quarterly information were prepared and are being presented based on the technical pronouncement CPC 21(R1) – Interim Financial Reporting, using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2013. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2013.

The individual quarterly information, identified as “Company”, were prepared according to the accounting practices adopted in Brazil and the standards issued by the Accounting Pronouncement Committee (CPC) and are disclosed together with the consolidated quarterly information.

The consolidated quarterly information is specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to the application of the continuous transfer of the risks, benefits and control over the real estate unit sales.

The individual and consolidated quarterly information were prepared based on historical cost basis, except if otherwise stated in the summary of significant accounting practices. The historical cost is usually based on the considerations paid in exchange for assets.

The quarterly information has been prepared over the normal course of business. Management makes an assessment of the Company’s ability to continue as going concern when preparing the financial statements. The Company is in compliance with all its debt covenants at the date of issue of this quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Reais, except as otherwise stated.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices --Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information --Continued

Except for the profit (loss) for the period, the Company does not have other comprehensive income (loss).

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 2 to the individual and consolidated financial statements as of December 31, 2013.

2.1.1.   Quarterly consolidated information

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated quarterly information and the fiscal year of these companies is the same of the Company. See further details on these subsidiaries and jointly-controlled investees in Note 9.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2013.

3. Pronouncements (new or revised) and interpretation adopted from 2013 or applicable as of January 1, 2014 and 2015

IFRS 15 – Revenue from contracts with customers

On May 28, 2014, the International Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB) issued new standards for recognizing revenue under both IFRS and U.S. GAAP, respectively. The IFRS 15, Revenue from Contracts with Customers, requires that an entity recognizes the amount of revenue reflecting the consideration that it expects to receive in exchange for the control over those goods or services. The new standard is going to replace most of the detailed guidance on recognition of revenue that currently exists under IFRS and U.S. GAAP when it is adopted. The application is necessary for years beginning on or after January 1, 2017, with early adoption permitted for IFRS purposes and not locally permitted before the harmonization and approval from the CPC and the CVM.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation adopted from 2013 or applicable as of January 1, 2014 and 2015 --Continued

IFRS 15 – Revenue from contracts with customers --Continued

The Company is examining the effects of IFRS 15 on its Financial Statements and has not yet completed its analysis, not being able to measure the impact of the adoption of this standard.

The other explanations regarding the pronouncement and interpretation revisions and issues did not have significant changes in relation to those reported in Note 3 to the financial statements as of December 31, 2013.

4.   Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	9/30/2014	12/31/2013	9/30/2014	12/31/2013

Cash and banks	13,517	11,940	72,804	121,222
Securities purchased under agreement to resell (a)	48,789	27,092	63,463	93,972
Funds held in trust by third parties (b)	-	-	25,500	-
Total cash and cash equivalents (Note 21.i.d and 21.ii.a)	62,306	39,032	161,767	215,194

(a)     As of September 30, 2014, the securities purchased under agreement to resell include interest earned from 60% to 101.3% of Interbank Deposit Certificates (CDI) (from 75% to 101.8% of CDI in 2013). All investments are made with financial institutions considered by management to be first class.

(b)     Amount held in trust by Itaú Corretora de Valores S.A., for settlement, on October 1, 2014, of the first interest installment and the fifth amortization installment related to the first placement of debentures of the subsidiary Tenda, the total paid amounting to R$29,496 (Note 33 (ii)).

The explanation related to this note was not subject to significant changes in relation to those reported in Note 4.1 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

4.   Cash and cash equivalents and short-term investments --Continued

4.2.    Short-term investments

	Company		Consolidated
	9/30/2014	12/31/2013	9/30/2014	12/31/2013

Fixed-income Investment funds	275,265	587,878	444,009	706,481
Government bonds (LFT)	38,323	116,888	61,816	140,210
Securities purchased under agreement to resell	241,282	328,169	390,596	393,648
Bank deposit certificates (a)	38,053	113,611	142,061	291,871
Restricted cash in guarantee to loans	149,580	74,305	154,033	105,380
Restricted credits	21,656	20,175	109,143	171,367
Other	-	-	-	12
Total short-term investments (Note 21.i.d and 21.ii.a)	764,159	1,241,026	1,301,658	1,808,969

(a)   As of September 30, 2014, Bank Deposit Certificates (CDBs) include interest earned varying from 70% to 108% (from 70% to 109% in 2013) of Interbank Deposit Certificates (CDI). The CDBs earn an average income in excess of those from securities purchased under agreement to resell (Note 4.1); however, the Company invests in short term (up to 20 working days) through securities purchased under agreement to resell taking into account the exemption of IOF, which is not granted in the case of CDBs.

          The explanation related to this note was not subject to significant changes in relation to those reported in Note 4.2 to the financial statements as of December 31, 2013.

5.       Trade accounts receivable of development and services

	Company		Consolidated
	9/30/2014	12/31/2013	9/30/2014	12/31/2013

Real estate development and sales	1,064,471	1,205,137	2,050,604	2,356,976
( - ) Allowance for doubtful accounts and cancelled contracts	(6,215)	(7,040)	(124,796)	(179,372)
( - ) Adjustments to present value	(17,460)	(10,188)	(25,224)	(14,484)
Services and construction and other receivables	13,966	28,993	30,630	60,548
	1,054,762	1,216,902	1,931,214	2,223,668

Current	804,177	1,034,833	1,575,922	1,909,877
Non-current	250,585	182,069	355,292	313,791

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

5. Trade accounts receivable of development and services --Continued

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	9/30/2014	12/31/2013	9/30/2014	12/31/2013

2014	541,094	1,052,062	1,001,051	2,103,733
2015	349,904	95,610	831,874	183,140
2016	98,897	43,011	118,557	61,963
2017	40,692	12,011	70,298	31,677
2018	10,584	6,979	13,167	8,275
2019 onwards	37,266	24,457	46,287	28,736
	1,078,437	1,234,130	2,081,234	2,417,524
( - ) Adjustment to present value	(17,460)	(10,188)	(25,224)	(14,484)
( - ) Allowance for doubtful account and cancelled contracts	(6,215)	(7,040)	(124,796)	(179,372)
	1,054,762	1,216,902	1,931,214	2,223,668

During the period ended September 30, 2014, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

	Company

Balance at December 31. 2013	(7,040)
Write-offs (Note 23)	825
Balance at September 30,2014	(6,215)
	Consolidated
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31. 2013	(179,372)	107,172	(72,200)
Write-offs (Note 23)	54,576	(44,914)	9,662
Balance at September 30,2014	(124,796)	62,258	(62,538)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 5 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

6.   Properties for sale

	Company		Consolidated
	9/30/2014	12/31/2013	9/30/2014	12/31/2013

Land	802,489	719,180	1,424,958	1,076,879
Property under construction	475,633	327,343	756,384	630,407
Real estate cost in the recognition of the provision for cancelled contracts - Note 5	-	-	62,258	107,172
Completed units	96,212	74,907	269,484	291,232
( - ) Provision for impairment in the realization of properties for sale	(3,298)	(3,298)	(11,276)	(11,276)
	1,371,036	1,118,132	2,501,808	2,094,414

Current portion	1,069,935	780,867	1,868,671	1,442,019
Non-current portion	301,101	337,265	633,137	652,395

There was no change in the provision for impairment in the realization of properties for sale in the period ended September 30, 2014.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 6 to the financial statements as of December 31, 2013.

7.   Other accounts receivable

	Company		Consolidated
	9/30/2014	12/31/2013	9/30/2014	12/31/2013

Advances to suppliers	2,134	2,544	5,122	5,266
Recoverable taxes (IRRF, PIS, COFINS, among other)	15,206	23,679	62,541	70,054
Judicial deposit (Note 17)	107,605	95,343	149,459	127,405
Other	4	78	5,247	5,986

	124,949	121,644	222,369	208,711

Current portion	5,844	15,749	66,076	71,083
Non-current portion	119,105	105,895	156,293	137,628

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

8.   Non-current assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Consolidated
	Cost	Provision for impairment	Net balance

Balance at December 31, 2013	172,110	(57,263)	114,847
Additions	4,444	(2,675)	1,769
Reversal/Write-offs	(46,804)	12,359	(34,445)
Balance at September 30, 2014	129,750	(47,579)	82,171

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 8.1 to the financial statements as of December 31, 2013.

8.2 Non-current assets held for sale and income from discontinued operations

In order to meet the provisions of 38 of CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the Company shows below the main lines of the statement of profit or loss and cash flows of the associate Alphaville Urbanismo S.A. (AUSA):

Statement of profit or loss	9/30/2013

Net operating revenue	603,097
Operating costs	(328,814)
Operating expenses, net	(97,953)
Depreciation and amortization	(13,924)
Equity pick-up	4,179
Financial expenses	(20,846)
Income and social contribution tax	(17,981)
127,758
Noncontrolling interests	(15,375)
Profit for the period	112,383
Cash flows	9/30/2013

Operating activities	(203,149)
Investing activities	102,463
Financing activities	(18,386)

On December 9, 2013, the Company disclosed a material fact informing about the completion of transaction for selling the majority interest it held of 70% in AUSA. Therefore, with the disposal and cease of control over AUSA, the remaining stake of 30% is recognized using the equity method.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note  8.2 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in ownership interests

(i)      Ownership interests

(a)    Information on subsidiaries and jointly-controlled investees

										Company				Consolidated
		Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments		Equity pick-up		Investments		Equity pick-up
Direct investees		9/30/2014	12/31/2013	9/30/2014	9/30/2014	9/30/2014	12/31/2013	9/30/2014	9/30/2013	9/30/2014	12/31/2013	9/30/2014	9/30/2013	9/30/2014	12/31/2013	9/30/2014	9/30/2013

Construtora Tenda S.A.	-	100%	100%	2,237,481	1,173,075	1,064,406	1,127,970	(80,663)	(122,175)	1,064,406	1,127,969	(80,377)	(122,176)	-	-	286	-
Alphaville Urbanismo S.A.	(g)	10%	10%	1,925,842	1,433,122	492,720	454,054	38,535	98,526	49,272	45,405	3,843	10,003	147,816	136,216	11,529	(1,647)
Shertis Emp. e Part. S.A.	-	100%	100%	366,064	90,968	275,096	267,415	7,682	22,064	275,096	267,340	7,756	22,065	-	(75)	75	1
Gafisa SPE 26 Ltda.	(h)	100%	100%	176,953	10,490	166,463	162,059	4,404	-	166,463	-	488	-	-	-	-	-
Gafisa SPE 89 Ltda.	-	100%	100%	78,352	9,553	68,799	77,656	(2,157)	20,646	68,799	77,656	(2,157)	20,646	-	-	-	-
Gafisa SPE 51 Ltda.	-	100%	100%	62,722	3,955	58,767	57,377	(51)	(1,151)	58,767	57,377	(51)	(1,151)	-	-	-	-
Gafisa SPE 72 Ltda.	-	100%	100%	53,907	10,283	43,624	41,596	2,028	(3,768)	43,624	41,596	2,028	(3,768)	-	-	-	-
Gafisa SPE 116 Empr. Imob. Ltda	(a)	50%	50%	82,754	1,691	81,063	82,075	(2,937)	(105)	40,532	41,038	(1,469)	(53)	40,532	41,038	(1,469)	(53)
Parque Ecoville SPE 29 Emp. Imob. S.A.	-	100%	100%	85,705	47,131	38,574	40,008	(1,434)	9,437	38,574	40,008	(1,434)	7,109	-	-	-	(2,328)
EDSP 88 Participações S.A.	-	100%	100%	43,305	5,867	37,438	39,883	(2,445)	(2,705)	37,438	39,883	(2,445)	(2,705)	-	-	-	-
GAFISA SPE 130 Empr. Imob. Ltda	-	100%	100%	50,350	13,709	36,641	(7)	7,031	(1)	36,641	(7)	7,031	(1)	-	-	-	-
Manhattan Residencial 02 SPE Ltda	-	100%	100%	35,402	4	35,398	3,088	8	(46)	35,398	3,211	8	-	-	-	-	-
Città Ville SPE Emp. Imob. Ltda.	-	50%	50%	64,302	3,803	60,499	55,886	(305)	1,130	30,249	27,943	(153)	1,130	-	-	-	-
Gafisa SPE 110 Empr. Imob. Ltda	-	100%	100%	60,015	30,593	29,422	25,745	3,677	7,317	29,422	25,745	3,677	7,317	-	-	-	-
Gafisa SPE 107 Empr. Imob.Ltda	(h)	100%	0%	32,786	3,614	29,172	28,971	201	-	29,172	-	(15)	-	-	-	-	-
Sítio Jatiuca Emp. Imob. SPE Ltda.	(a)	50%	50%	58,636	4,609	54,027	64,035	2,011	488	27,014	32,018	1,006	244	27,014	32,018	1,006	244
Gafisa SPE 41 Ltda.	-	100%	100%	27,772	1,289	26,483	26,357	126	(461)	26,483	26,357	126	(461)	-	-	-	-
Gafisa SPE 50 Ltda.	-	100%	100%	51,372	25,568	25,804	25,837	(33)	(326)	25,804	25,837	(33)	(326)	-	-	-	-
Gafisa SPE 31 Ltda.	-	100%	100%	26,340	629	25,711	25,494	217	(400)	25,711	25,494	217	(400)	-	-	-	-
Gafisa SPE 47 Ltda.	(a)	80%	80%	31,478	115	31,363	31,275	(1)	(1)	25,091	25,020	(1)	(1)	25,091	25,020	(1)	(1)
Gafisa SPE 88 Ltda.	(h)	100%	0%	28,256	3,374	24,882	25,600	(680)	-	24,882	-	(643)	-	-	-	-	-
Gafisa SPE 111 Empr. Imob. Ltda	-	100%	100%	75,582	52,410	23,172	10,561	12,611	2,648	23,172	10,561	12,611	2,648	-	-	-	-
Varandas Grand Park Em. Im. SPE Ltda	(a)	50%	50%	120,597	75,380	45,217	25,982	2,993	12,392	21,647	12,991	1,497	7,501	21,647	12,991	1,497	7,501
Gafisa SPE 112 Empr. Imob. Ltda	(h)	100%	0%	23,245	1,690	21,555	20,634	921	-	21,555	-	288	-	-	-	-	-
Gafisa SPE 123 Empr. Imob. Ltda	-	100%	100%	98,665	77,185	21,480	10,462	11,019	5,892	21,480	10,462	11,019	5,892	-	-	-	-
Parque das Árvores Emp. Imob. Ltda.	(a)	50%	50%	39,764	-	39,764	37,990	1,798	5,632	19,882	24,550	899	793	19,882	24,550	899	793
Gafisa SPE 121 Empr. Imob. Ltda	-	100%	100%	90,231	70,480	19,751	6,151	13,600	3,312	19,751	6,151	13,600	3,312	-	-	-	-
Gafisa SPE 32 Ltda.	-	100%	100%	19,180	1,076	18,104	18,070	22	91	18,104	18,070	22	91	-	-	-	-
Manhattan Comercial 02 SPE Ltda	-	100%	100%	18,019	63	17,956	1,797	49	(157)	17,956	1,642	49	-	-	-	-	-
Gafisa SPE 119 Empr. Imob. Ltda	-	100%	100%	49,444	31,668	17,776	10,163	7,612	2,062	17,776	10,163	7,612	2,062	-	-	-	-
Gafisa SPE 30 Ltda.	(h)	100%	100%	63,780	47,642	16,138	16,033	105	(145)	16,138	16,033	105	(145)	-	-	-	-
Fit 13 SPE Empr. Imob. Ltda.	(a)	50%	50%	38,153	6,696	31,457	16,398	79	7,021	15,728	12,203	39	5,828	-	-	-	-
Gafisa SPE 106 Empr. Imob. Ltda	(h)	100%	0%	17,456	1,780	15,676	17,010	(1,333)	-	15,676	-	(8)	-	-	-	-	-
Gafisa SPE 92 Ltda.	(h)	100%	0%	16,414	902	15,512	14,644	868	-	15,512	-	781	-	-	-	-	-
Diodon Participações Ltda.	-	100%	100%	15,415	-	15,415	15,372	43	-	15,472	-	(10)	-	57	-	-	-
Gafisa SPE 71 Ltda.	(a)	100%	80%	15,642	1,262	14,380	19,617	59	485	14,380	15,694	(89)	388	758	15,694	610	388

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in ownership interests --Continued

(i)    Ownership interests

(a)  Information on subsidiaries and jointly-controlled investees--Continued

										Company				Consolidated
		Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments		Equity pick-up		Investments		Equity pick-up
Direct investees		9/30/2014	12/31/2013	9/30/2014	9/30/2014	9/30/2014	12/31/2013	9/30/2014	9/30/2013	9/30/2014	12/31/2013	9/30/2014	9/30/2013	9/30/2014	12/31/2013	9/30/2014	9/30/2013
Gafisa SPE 33 Ltda.	-	100%	100%	13,622	-	13,622	14,179	(406)	-	13,622	-	(479)	-	-	-	-	-
Aram SPE Emp. Imob. Ltda.	-	100%	100%	14,060	844	13,216	6,081	3,565	-	13,216	6,387	3,268	-	-	306	(297)	-
Apoena SPE Emp. Imob. S.A.	-	100%	100%	13,867	1,071	12,796	12,941	(145)	262	12,796	12,941	(145)	209	-	-	-	(52)
Alto da Barra São Miguel Emp. Im. Ltda.	(a)	50%	50%	24,097	1,336	22,761	22,943	(182)	(37)	11,381	11,472	(91)	(19)	11,381	11,472	(91)	(19)
Gafisa SPE 25 Ltda.	(h)	100%	100%	11,530	322	11,208	11,411	(203)	-	11,208	-	(136)	-	-	-	-	-
Gafisa SPE 65 Ltda.	-	100%	80%	19,110	7,973	11,137	13,831	657	(78)	11,137	11,065	507	(62)	746	11,065	597	(62)
Gafisa SPE-73 Ltda	-	80%	80%	13,951	65	13,886	13,389	27	(6)	11,109	10,711	21	(5)	11,109	10,711	21	(5)
Gafisa SPE 113 Empr. Imob.	(a)	60%	60%	68,004	49,934	18,070	15,648	3,864	4,831	10,842	9,389	2,318	2,899	10,842	9,389	2,318	2,899
Gafisa SPE 81 Ltda	(h)	100%	0%	65,876	55,737	10,139	6,290	3,849	-	10,139	-	2,138	-	-	-	-	-
Dubai Residencial Emp. Imob. Ltda.	(a)	50%	50%	19,461	-	19,461	19,400	(206)	5,169	9,730	12,895	(103)	(2,553)	9,730	12,895	(103)	(2,553)
Gafisa SPE 55 Empr. Imob.Ltda	(a) (h)	80%	0%	15,161	3,118	12,043	-	3,149	-	9,634	-	90	-	9,634	-	-	-
Parque das Águas Emp. Imob. Ltda.	(a)	50%	50%	17,734	-	17,734	15,289	338	2,156	8,867	11,640	203	(2,096)	8,867	11,640	203	(2,096)
Gafisa SPE 36 Ltda.	-	100%	100%	24,158	16,123	8,035	7,691	343	1,188	8,035	7,691	343	1,188	-	-	-	-
Gafisa SPE 38 Ltda.	-	100%	100%	8,135	148	7,987	7,890	96	136	7,987	7,890	96	136	-	-	-	-
Gafisa SPE 84 Empr. Imob. Ltda	-	100%	0%	15,088	7,216	7,872	8,109	(237)	-	7,872	-	(108)	-	-	-	-	-
Atins Empr. Imob. Ltda	(a)	50%	50%	26,547	11,147	15,400	-	70	-	7,700	-	36	-	7,700	-	36	-
Gafisa SPE 109 Empr. Imob.Ltda	(h)	100%	0%	8,894	1,586	7,308	6,938	371	-	7,308	-	78	-	-	-	-	-
Gafisa SPE 120 Empr. Imob.Ltda	-	100%	100%	31,011	23,739	7,272	1,255	6,018	(568)	7,272	1,255	6,018	(568)	-	-	-	-
Gafisa SPE 85 Empr. Imob.Ltda	(a)	80%	80%	43,424	34,963	8,461	7,064	1,504	(12,987)	6,769	5,651	1,203	(10,389)	6,769	5,651	1,203	(10,389)
Gafisa SPE 37 Ltda.	-	100%	100%	7,545	795	6,750	6,811	(61)	223	6,750	6,811	(61)	223	-	-	-	-
Costa Maggiore Emp. Imob. Ltda	(a)	50%	50%	14,928	1,647	13,281	15,463	1,119	2,795	6,641	10,307	683	1,480	6,641	10,307	683	1,480
Gafisa SPE 90 Ltda	(h)	100%	0%	11,056	4,569	6,487	6,351	136	-	6,487	-	32	-	-	-	-	-
O Bosque Empr. Imob. Ltda	(a)	60%	60%	9,126	355	8,771	9,123	(380)	(32)	5,262	5,460	(228)	(102)	5,262	5,460	(228)	(102)
Gafisa SPE 22 Ltda.	-	100%	100%	5,863	612	5,251	5,255	(4)	16	5,251	5,255	(4)	16	-	-	-	-
Gafisa SPE 27 Ltda.	-	100%	100%	21,159	15,971	5,188	5,973	(785)	800	5,188	5,973	(785)	800	-	-	-	-
Gafisa SPE 77 Empr. Imob.Ltda	(h)	65%	65%	34,972	27,072	7,900	9,565	(1,664)	-	5,135	-	407	-	-	-	-	-
OCPC01 Adjustments – Capitalized Interests	(b)			-	-	-	-	-	-	26,061	24,185	-	-	-	-	-	-
Other (*)	-			345,139	179,818	165,321	(43,048)	(8,297)	(1,521)	6,091	124,649	4,071	(826)	20,874	95,591	1,097	(10,199)

Gafisa Spe 55 Ltda.	-	0%	80%	-	-	-	47,591	-	-	-	-	-	-	-	41,278	-	(29)
Saí Amarela S/A	-	50%	50%	2,388	38	2,350	1,935	(69)	(153)	-	-	-	-	933	968	(35)	(76)
Sunshine SPE S/A	-	60%	60%	5,934	1,975	3,960	360	(452)	(14)	-	-	-	-	2,376	2,647	(271)	(685)
Other (*)	-			5,801	477	5,323	17,807	(192)	(18,409)	-	-	-	-	317	1,690	(123)	254
Indirect Subsidiaries Gafisa				14,123	2,490	11,633	67,693	(713)	(18,576)	-	-	-	-	3,626	46,583	(429)	(536)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in ownership interests --Continued

(i)    Ownership interests

          (a) Information on subsidiaries and jointly-controlled investees -- Continued

										Company				Consolidated
		Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments		Equity pick-up		Investments		Equity pick-up
Direct investees		9/30/2014	12/31/2013	9/30/2014	9/30/2014	9/30/2014	12/31/2013	9/30/2014	9/30/2013	9/30/2014	12/31/2013	9/30/2014	9/30/2013	9/30/2014	12/31/2013	9/30/2014	9/30/2013
Acedio SPE Emp. Imob. Ltda.	-	55%	55%	4,868	1	4,867	4,696	6	(1)	-	-	-	-	2,677	2,583	3	(1)
Maria Inês SPE Emp. Imob. Ltda.	-	60%	60%	21,321	437	20,885	20,836	49	346	-	-	-	-	12,531	12,502	29	208
FIT 02 SPE Emp. Imob. Ltda.	-	60%	60%	12,500	607	11,894	11,758	136	(38)	-	-	-	-	7,136	7,055	81	(23)
FIT Jardim Botânico SPE Emp. Imob. Ltda.	-	55%	55%	40,498	1,368	39,130	39,404	(250)	693	-	-	-	-	21,521	21,672	(137)	381
FIT 11 SPE Emp. Imob. Ltda.	-	70%	70%	57,937	31,220	26,717	27,452	(1,105)	5,327	-	-	-	-	18,702	19,217	(774)	3,729
FIT 31 SPE Emp. Imob. Ltda.	-	70%	70%	24,118	12,174	11,944	15,155	(2,863)	694	-	-	-	-	8,361	10,608	(2,004)	486
FIT 34 SPE Emp. Imob. Ltda.	-	70%	70%	32,650	967	31,683	29,964	1,535	2,241	-	-	-	-	22,178	20,975	1,075	1,569
FIT 03 SPE Emp. Imob. Ltda.	-	80%	80%	10,983	611	10,372	10,044	328	(2,152)	-	-	-	-	8,297	8,035	262	(1,722)
FIT Campolim SPE Emp. Imob. Ltda	-	55%	55%	6,726	0	6,726	6,623	(1)	-	-	-	-	-	3,699	3,643	-	-
AC Participações Ltda.	-	80%	80%	26,892	5,980	20,912	23,755	(3,406)	1,513	-	-	-	-	16,730	19,004	(2,725)	1,210
Consolidado FIT 13	-	50%	50%	38,628	7,171	31,457	31,207	79	-	-	-	-	-	18,379	31,222	79	13,893
Imbuí I SPE Emp. Imob. Ltda.	-	50%	50%	9,465	574	8,891	8,899	10	(66)	-	-	-	-	4,445	4,450	(2)	(30)
Città Ipitanga SPE Emp. Imob. Ltda.	-	50%	50%	12,914	979	11,935	16,578	(577)	(361)	-	-	-	-	5,968	8,289	(287)	(197)
Klabin Segall Fit 1 Emp. Imob. SPE Ltda.	-	0%	50%	-	-	-	7,130	-	(89)	-	-	-	-	-	3,565	-	(1)
Parque dos Pássaros SPE Emp. Im. Ltda.	-	50%	50%	41,569	5,244	36,326	35,230	2,439	2,272	-	-	-	-	18,163	17,615	1,228	3,051
Citta Itapua Emp. Imob. SPE Ltda.	-	50%	50%	14,764	1,650	13,114	14,757	(627)	(650)	-	-	-	-	6,557	7,379	(329)	(406)
SPE Franere Gafisa 08 Emp. Imob. Ltda.	-	50%	50%	85,885	22,805	63,079	59,996	65	1,836	-	-	-	-	31,540	29,998	33	918
Other (*)				1	-	(1)	6,212	(1)	-	-	-	-	-	(3,118)	(2,111)	(7)	(563)
Indirect subsidiaries of Tenda				441,719	91,788	349,931	369,696	(4,183)	11,565	-	-	-	-	203,766	225,701	(3,475)	22,502

									Company				Consolidated
	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments		Equity pick-up		Investments		Equity pick-up
Direct investees	9/30/2014	12/31/2013	9/30/2014	9/30/2014	9/30/2014	12/31/2013	9/30/2014	9/30/2013	9/30/2014	12/31/2013	9/30/2014	9/30/2013	9/30/2014	12/31/2013	9/30/2014	9/30/2013

Subtotal	7,640,741	3,782,115	3,858,626	3,546,489	33,300	63,038	2,692,557	2,360,037	5,189	(43,827)	599,744	744,223	15,967	5,766

Other investments (c)							-	91,056	-	-	-	-	-	-
Goodwill on acquisition of subsidiaries (d)							43,080	43,080	-	-	-	-	-	-
Goodwill based on inventory surplus							71,641	77,360	-		-	-	-
Addition to remeasurement of investment in associate (e)
Gafisa							108,300	108,300	-	-	108,300	108,300	-	-
Shertis							-	-	-	-	267,553	267,553	-	-
Total investments							2,915,578	2,679,833	5,189	(43,827)	975,597	1,120,076	15,967	5,766

 (*) Includes companies with investment balances below R$5,000.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in ownership interests --Continued

(i)    Ownership interests

          (a) Information on subsidiaries and jointly-controlled investees -- Continued

									Company				Consolidated
	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Provision for net capital deficiency		Equity pick-up		Provision for net capital deficiency		Equity pick-up
Direct investees	9/30/2014	12/31/2013	9/30/2014	9/30/2014	9/30/2014	12/31/2013	9/30/2014	9/30/2013	9/30/2014	12/31/2013	9/30/2014	9/30/2013	9/30/2014	12/31/2013	9/30/2014	9/30/2013
Provision for net capital deficiency (f):
Manhattan Emp. Imob. Res. 01 SPE Ltda	50%	50%	85,917	147,644	(61,727)	(43,283)	(17,066)	(1,401)	(30,864)	(21,642)	(9,121)	(701)	(30,864)	(21,642)	(9,121)	(701)
Gafisa Vendas Intermediação Imob. Ltda.	100%	100%	5,766	20,444	(14,678)	(5,398)	(9,280)	(3,304)	(14,678)	(5,398)	(9,280)	(3,304)	-	-	-	-
Gafisa SPE-69 Emp. Imob. Ltda.	100%	100%	951	6,593	(5,642)	(2,862)	(2,780)	(607)	(5,642)	(2,862)	(2,780)	(607)	-	-	-	-
Gafisa SPE-117 Emp. Imob. Ltda.	100%	100%	15,936	21,233	(5,296)	(5,735)	439	212	(5,296)	(5,735)	439	212	-	-	-	-
Gafisa SPE-122 Emp. Imob. Ltda.	100%	100%	49,458	52,497	(3,039)	(230)	(2,809)	-	(3,039)	(230)	(2,809)	-	-	-	-	-
Gafisa SPE-83 Emp. Imob. Ltda.	100%	100%	4,639	6,622	(1,984)	(1,605)	(379)	(245)	(1,984)	(1,605)	(379)	(245)	-	-	-	-
Península 2 SPE S/A	50%	50%	1,603	4,735	(3,133)	(3,887)	649	487	(1,566)	(1,943)	325	244	(1,566)	(1,943)	325	244
Gafisa SPE-74 Emp. Imob. Ltda.	100%	100%	-	1,289	(1,289)	(1,282)	(1)	(1)	(1,283)	(1,282)	(1)	(1)	-	-	-	-
Gafisa SPE-129 Emp. Imob. Ltda.	100%	100%	24,317	25,346	(1,030)	1	(1,030)	(3)	(1,030)	-	(1,030)	(3)	-	-	1	-
Jardim II Planej, Promoção e Venda Ltda.	100%	100%	5,508	6,491	(982)	(976)	(7)	(371)	(982)	(976)	(7)	155	-	-	-	526
Other (*)			34,548	36,652	(2,103)	12,880	304	(390)	(2,076)	(1,927)	65	(383)	(24)	(1,863)	(1)	(1)
Total provision for net capital deficiency			228,643	329,546	(100,903)	(52,377)	(31,960)	(5,623)	(68,440)	(43,600)	(24,578)	(4,633)	(32,454)	(25,448)	(8,796)	68

Total equity pick-up									-	-	(19,389)	(48,460)	-	-	7,171	5,834

(a)   Jointly-controlled investees.

(b)   Financial charges of the subsidiary not appropriated to the income (loss) of subsidiaries, as required by paragraph 6 of OCPC01.

(c)   At a meeting of the venture partners held on February 3, 2014, the reduction in the capital of the unincorporated venture (“SCP”) was resolved in the amount of R$100,000 Class B shares, thus fulfilling all obligations provided for in the contract, and carrying out its dissolution. As of December 31, 2013, the Company’s shares in such venture amounted to R$91,056 (Note 15).

(d)   See composition in Note 11.

(e)   Amount regarding the addition to the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$375,853, of which R$108,300 refers to the portion of 10% in Gafisa and R$267,553 refers to the portion of 20% in Shertis. On October 9, 2014, the subsidiary Shertis was merged into the Company (Note 33 (i)).

(f)    Provision for net capital deficiency is recorded in account “Other payables” (Note 16).

(g)   The Company’s interest of 30% in AUSA is composed of 10% in the parent company Gafisa and 20% in the subsidiary Shertis.

(h)   Entities reclassified from the SCP to the parent company (see item (c), in view of the settlement of the obligations provided for in the contract and its subsequent dissolution (Note 15).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in ownership interests --Continued

(b)  Change in investments

		Company	Consolidated

Balance at December 31, 2013		2,679,833	1,120,076
Equity pick-up		(19,389)	7,171
Redemption of shares of subsidiaries	(a)	(100,000)	-
Contribution (reduction) of capital		11,762	(70,120)
Effect reflecting the program for purchase of treasury shares of Gafisa by Tenda	(b)	(22,728)	-
Reclassification of SCP investments	(c)	389,642	-
Dividends receivable		(42,740)	(58,311)
Other investments		14,211	(23,219)
Reclassification of the provision for investment losses to the investments heading		11,417	-
Usufruct of shares (paid dividends) (Note 15)		(6,700)	-
Balance at September 30, 2014		2,915,578	975,597

(a)     It refers to the redemption of shares of the Company’s subsidiary (Note 15(a))

(b)     In the period ended February 26, 2014, cancellation date of this share purchase program, 7,000,000 shares in the total amount of R$22,728 were acquired by Tenda (Note 19.1).

(c)     Reclassification because of the termination of the SCP and the transfer of the balances of assets and liabilities of investments to the parent company (Note 15 (a)).

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 9 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

10.  Property and equipment

		Company				Consolidated
Type	12/31/2013	Addition	Write-off	100% depreciated items	9/30/2014	12/31/2013	Addition	Write-off	100% depreciated items	9/30/2014
Cost
Hardware	18,100	1,517	-	(9,198)	10,419	32,722	2,311	-	(14,419)	20,614
Vehicles	-	-	-	-	-	979	-	-	(979)	-
Leasehold improvements and installations	8,545	3,868	-	(4,365)	8,048	34,256	5,423	(3,187)	(10,996)	25,496
Furniture and fixtures	1,717	168	(246)	(960)	679	5,764	1,189	(449)	(1,111)	5,393
Machinery and equipment	2,637	3	-	-	2,640	3,836	2,031	(1,859)	(4)	4,004
Molds	-	-	-	-	-	8,130	9,348	-	(8,130)	9,348
Sales stands	139,758	14,674	-	(139,677)	14,755	203,236	17,892	(208)	(201,257)	19,663
	170,757	20,230	(246)	(154,200)	36,541	288,923	38,194	(5,703)	(236,896)	84,518

Accumulated depreciation
Hardware	(13,177)	(1,478)	-	9,198	(5,457)	(21,820)	(2,990)	-	14,419	(10,391)
Vehicles	-	-	-	-	-	(979)	-	-	979	-
Leasehold improvements and installations	(6,804)	(1,412)	-	4,365	(3,851)	(21,499)	(4,064)	1,745	10,996	(12,822)
Furniture and fixtures	(1,360)	(47)	246	960	(201)	(3,662)	(429)	1	1,111	(2,979)
Machinery and equipment	(817)	(197)	-	-	(1,014)	(1,104)	(298)	-	4	(1,398)
Molds	-	-	-	-	-	(6,945)	(2,131)	505	8,130	(441)
Sales stands	(136,360)	(7,350)	-	139,677	(4,033)	(196,529)	(11,388)	198	201,257	(6,462)
	(158,518)	(10,484)	246	154,200	(14,556)	(252,538)	(21,300)	2,449	236,896	(34,493)

	12,239	9,746	-	-	21,985	36,385	16,894	(3,254)	-	50,025

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 10 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

11. Intangible assets

		Company
	12/31/2013				9/30/2014
	Balance	Addition	Write-down/ amortization	100% amortized items	Balance

Software – Cost	80,406	6,254	-	14,780	71,880
Software – Depreciation	(42,787)	-	(10,394)	(14,780)	(38,402)
Other	8,404	2,353	(4,698)	-	6,060
	46,023	8,607	(15,092)	-	39,538

		Consolidated
	12/31/2013				9/30/2014
	Balance	Addition	Write-down/ amortization	100% amortized items	Balance
Goodwill
AUSA	25,476	-	-	-	25,476
Cipesa	40,687	-	-	-	40,687
Provision for non-realization	(23,083)	-	-	-	(23,083)
	43,080	-	-	-	43,080

Software – Cost	104,625	8,505	(1,133)	(15,275)	96,722
Software – Depreciation	(54,708)	-	(13,816)	15,275	(53,249)
Other	13,343	2,366	(5,856)	-	9,853
	63,260	10,871	(20,805)	-	53,326

	106,340	10,871	(20,805)	-	96,406

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 11 to the financial statements as of December 31, 2013.

The Company evaluates the recovery of the carrying amount of goodwill at the end of each year. As of September 30, 2014, the Company did not find any indication of impairment in the carrying amount of goodwill.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

12. Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	9/30/2014	12/31/2013	9/30/2014	12/31/2013

National Housing System - SFH / SFI (i)	October 2014 to October 2018	8.3% to 11.0% + TR 117% of CDI 12.87% Fixed	916,374	699,132	1,146,570	1,088,258
Certificate of Bank Credit - CCB (ii)	June 2015 to June 2017	117.9%-123% of CDI 2.20% + CDI 13.20% Fixed	283,349	550,052	283,349	550,052
			1,199,723	1,249,184	1,429,919	1,638,310

Current portion			381,272	376,047	474,361	590,386
Non-current portion			818,451	873,137	955,558	1,047,924

(i)     On September 29, 2014, the Company took out a loan for Building a Real Estate Venture in he amount of R$194,000, with final maturity on October 8, 2018, backed by secured guarantee represented by first-grade mortgage of select real estate ventures of the Company and fiduciary assignment of real estate receivables of these selected ventures. This contract has clauses that restrict the ability of taking some actions, and may require the early maturity in case these clauses are not fulfilled. As of September 30, 2014, the Company is compliant with all of its contractual obligations.

(ii)  On September 29, 2014, the Company settled in advance the amount of R$66,000 related to the debt balance of Certificates of Bank Credit (CCB) with secured guarantee and final maturity on May 2, 2016, discharging the Company from all commitments taken on this contract as of such date.

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	9/30/2014	12/31/2013	9/30/2014	12/31/2013

2014	44,628	376,047	57,527	590,386
2015	473,739	489,889	612,701	642,328
2016	382,471	275,118	452,925	296,464
2017	216,666	106,898	224,444	107,901
2018	82,219	1,232	82,322	1,231
	1,199,723	1,249,184	1,429,919	1,638,310

The contracts of the Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of new debts, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of  September 30, 2014 and December 31, 2013 are disclosed in Note 13.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

12. Loans and financing --Continued

The following table shows the summary of financial expenses and charges and the capitalized rate in the account properties for sale.

	Company		Consolidated
	9/30/2014	9/30/2013	9/30/2014	9/30/2013

Total financial charges for the period	188,839	170,856	257,255	232,791
Capitalized financial charges	(112,340)	(58,383)	(162,343)	(102,104)

Financial expenses (Note 25)	76,499	112,473	94,912	130,687

Financial charges included in “Properties for sale”:

Opening balance	142,860	135,582	214,298	239,327
Capitalized financial charges	112,340	58,383	162,343	102,104
Charges appropriated to profit or loss (Note 24)	(68,184)	(58,697)	(126,169)	(112,336)

Closing balance	187,016	135,268	250,472	229,095

The other explanation related to this note were not subject to significant changes in relation to those reported in Note 12 to the financial statements as of December 31, 2013.

13. Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	9/30/2014	12/31/2013	9/30/2014	12/31/2013

Sixth placement (i)	100,000	CDI + 1.50%	June 2014	-	151,513	-	151,513
Seventh placement	600,000	TR + 9.8160%	December 2017	541,579	551,855	541,579	551,855
Eighth placement /first series	288,427	CDI + 1.95%	October 2015	304,423	294,073	304,423	294,073
Eighth placement /second series	11,573	IPCA + 7.96%	October 2016	15,802	14,216	15,802	14,216
Ninth placement (ii)	130,000	CDI + 1.90%	July 2018	130,111		130,111
First placement (Tenda) (iii)	600,000	TR + 9.28%	October 2016	-	-	409,335	409,561
				991,915	1,011,657	1,401,250	1,421,218

Current portion				281,104	354,271	390,439	563,832
Non-Current portion	-			710,811	657,386	1,010,811	857,386

(i)  On June 2, 2014, the Company made the payment in the amount of R$158,969, of which R$100,000 related to the Face Value of the Placement and R$58,969 related to the interest payable, thus settling all obligations of its 6th Debenture Placement.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

13. Debentures--Continued

(ii) On July 22, 2014, the Company approved the ninth private placement  of non-convertible debentures, with general guarantee, in sole series in the amount of R$130,000, fully paid-in on July 28, 2014 with final maturity on July 27, 2018. The proceeds from the placement will be used in the development of select real estate ventures and their general guarantees are represented by the fiduciary assignment of real estate receivables and the real estate mortgage of such ventures. The face value of the Placement will accrue interest corresponding to the cumulative variation of the DI plus a spread equivalent to 1.90% p.a.. This placement was subject to an assignment to the securitization company by its debenture holders, which later issued mortgage-backed securities (CRI).

(iii)On March 28, 2014, the partial deferment of the payment for the fourth installment of the face value of this placement was approved in the amount of R$90,000 until May 1, 2014, while R$10,000 should be paid on the original due date on April 1, 2014. On April 17, 2014, the totality of the debenture holders of the first placement  of subsidiary Tenda unanimously approved without any exception: (a) the change in the maturity schedule of this placement to the following amounts and due dates: (i) R$10,000 on April 1, 2014, (ii) R$10,000 on October 1, 2014, (iii) R$80,000 on April 1, 2015, (iv) R$100,000 on October 1, 2015, (v) R$100,000 on April 1, 2016, (vi) R$100,000 on October 1, 2016; (b) reduction in the Guaranteed Percentage to 130% of Eligible Receivables; (c) reduction to three (3) months the period for retaining the amounts in the Centralized Account previous to the maturity of each amortization and/or interest installment; (d) change in the definition of associate credit (“crédito associativo”), a government real estate finance aid, of the Indenture (e) permission for cancelling the restriction of Receivables in case of guarantee surplus; (f) exclusion of the possibility of early redemption and/or early amortization of Debentures.

The current and non-current portions fall due as follows.

	Company		Consolidated
Maturity	9/30/2014	12/31/2013	9/30/2014	12/31/2013

2014	204,551	354,271	233,886	563,832
2015	302,776	299,093	482,776	499,093
2016	175,654	158,292	375,654	158,292
2017	244,690	200,001	244,690	200,001
2018	64,244	-	64,244	-
	991,915	1,011,657	1,401,250	1,421,218

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

13. Debentures--Continued

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at September 30, 2014 and December 31, 2013 are as follows:

	9/30/2014	12/31/2013
Seventh placement
Total accounts receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-8.03 times	-6.21 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-23.32%	-31.6%
Total receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payables for purchase of properties plus unappropriated cost	2.29 times	2.79 times

Eighth placement - first and second series and Loans and Financing
Total accounts receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	-4.85 times	-4.31 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-23.32%	-31.6%

Ninth placement
Total accounts receivable plus total inventory required to be below zero or 2.0 times over net debt	4.29 times	n/a
Net debt cannot exceed 100% of equity plus noncontrolling interests	43.71%	n/a
	9/30/2014	12/31/2013
First placement – Tenda
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below zero, considering that TR(4) plus TE(5) is always above zero.	-2.43 times	-2.49 times
Net debt less debt with secured guarantee (3) required to be not in excess of 50% of equity.	-54.59%	-56.97%
Total receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time the net debt plus payable for purchase of properties plus unappropriated cost, or below zero	6.39 times	56.85 times

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet

(3)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)   Total receivables.

(5)   Total inventory.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 13 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

14. Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio are as follows:

	Company		Consolidated
	9/30/2014	12/31/2013	9/30/2014	12/31/2013

CCI obligation Jun/09	-	-	5,299	12,295
CCI obligation Jun/11	6,931	13,407	9,496	17,146
CCI obligation Dec/11	3,337	5,654	5,207	13,686
CCI obligation Jul/12	1,771	2,578	1,771	2,578
CCI obligation Nov/12	-	-	7,383	10,639
CCI obligation Dec/12	11,021	35,831	11,021	35,831
CCI obligation Dec/13	3,926	5,675	10,929	17,154
FIDC obligation	3,375	5,337	6,958	6,381
Other	8,708	5,719	7,690	4,187
	39,069	74,201	65,754	119,897

Current portion	22,548	50,184	37,527	82,787
Non-current potion	16,521	24,017	28,227	37,110

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 14 to the financial statements as of December 31, 2013.

15. Payables to venture partners

	Company		Consolidated
	9/30/2014	12/31/2013	9/30/2014	12/31/2013

Payable to venture partners (a)	-	100,000	-	103,814
Usufruct of shares (b)	14,442	19,536	17,080	19,866

	14,442	119,536	17,080	123,680

Current portion	7,297	108,742	9,935	112,886
Non-current portion	7,145	10,794	7,145	10,794

The current and non-current portions fall due as follows:

	Company		Consolidated
	9/30/2014	12/31/2013	9/30/2014	12/31/2013

2014	3,649	108,742	6,287	112,886
2015	6,081	6,080	6,081	6,080
2016	3,573	3,574	3,573	3,574
2017	1,139	1,140	1,139	1,140
Total	14,442	119,536	17,080	123,680

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

15. Payables to venture partners --Continued

(a)     At a meeting of the venture partners held on February 3, 2014, they decided to reduce the SCP capital by R$100,000 Class B shares and, as consequence of this resolution, the SCP paid R$100,000 to the partners that held such units and R$4,742 related to the mandatory minimum dividend, thus fulfilling all obligations arising from this contract, with subsequent termination of the SCP created for this purpose.

(b)     In the period ended September 30, 2014, the total amount of paid dividends to the preferred shareholders by means of the SPE-89 Empreendimentos Imobiliários S.A. was R$6,700 (Note 9).

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 15 to the financial statements as of December 31, 2013.

16. Other obligations

		Company		Consolidated
	2012	9/30/2014	12/31/2013	9/30/2014	12/31/2013

Acquisition of interests	2.286	-	5,102	1,504	5,102
Provision for penalties for delay in construction works	8.883	4,125	6,873	9,208	14,530
Cancelled contract payable	2.363	13,397	9,457	34,684	38,901
Warranty provision	28.345	20,213	23,087	45,986	53,006
Deferred sales taxes (PIS and COFINS)	21.772	20,682	24,841	29,394	40,461
Provision for net capital deficiency (Note 9)	35.570	68,440	43,600	32,454	25,448
Long-term suppliers		17,107	14,754	33,528	29,780
Other liabilities	13.781	14,344	11,733	26,859	39,386

	113.000	158,308	139,447	213,617	246,614

Current portion	90.953	119,100	101,296	147,895	176,740
Non-current portion	22.047	39,208	38,151	65,722	69,874

17. Provisions for legal claims and commitments

In the period ended September 30, 2014, the changes in the provision are summarized as follows:

Company	Civil claims	Tax claims	Labor claims	Total
Balance at December 31, 2013	107,872	163	31,564	139,599
Addition to and reversal of provision (Note 24)	23,504	55	16,861	40,420
Payment and reversal of provision not used	(14,192)	-	(7,143)	(21,335)
Balance at September 30, 2014	117,184	218	41,282	158,684

Current portion	56,466	218	41,282	97,966
Non-current portion	60,718	-	-	60,718

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

17. Provisions for legal claims and commitments--Continued

Consolidated	Civil claims	Tax claims	Labor claims	Total
Balance at December 31, 2013	134,483	173	63,272	197,928
Addition to and reversal of provision (Note 24)	42,610	408	34,265	77,283
Payment and reversal of provision not used	(29,203)	(161)	(22,101)	(51,465)
Balance at September 30, 2014	147,890	420	75,436	223,746

Current portion	56,466	218	41,282	97,966
Non-current portion	91,424	202	34,154	125,780

(a)     Civil, tax and labor lawsuits

As of September 30, 2014, the Company and its subsidiaries have deposited in court the amount of R$107,605 (R$95,343 as of December 31, 2013) in the Company’s statement, and R$149,459 (R$127,405 as of December 31, 2013) in the consolidated statement (Note 7).

(i)     Lawsuits in which likelihood of loss is rated as possible

As of September 30, 2014, the Company and its subsidiaries are aware of other civil, labor and tax claims and risks. Based on the history of probable lawsuits and the specific analysis of main claims, the estimate for lawsuits which likelihood of loss is rated as possible is of R$565,802 (R$435,046 as of December 31, 2013), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts and the review of the involved amounts.

	Company		Consolidated
	9/30/2014	12/31/2013	9/30/2014	12/31/2013

Civil claims	240,754	64,026	438,790	331,976
Tax claims	38,098	39,248	53,839	45,413
Labor claims	48,461	36,227	73,173	57,657
	327,313	139,501	565,802	435,046

(b)     Payables related to the completion of real estate ventures

There was no significant change in relation to the information reported in Note 17(i)(b) to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

17. Provisions for legal claims and commitments--Continued

(c)     Commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has the following other commitments:

(i)     The Company has contracts for the rental of properties where its facilities are located, the monthly cost amounting to R$905 adjusted by the IGP-M/FGV variation. The rental term ranges from one to ten years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

As of September 30, 2014, the Company and its subsidiaries have long-term obligations in the amount of R$23,988 (R$29,780 as of December 31, 2013), related to the supply of the raw material used in the development of its real estate ventures.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 17 to the financial statements as of December 31, 2013.

18. Payables for purchase of properties and advances from customers

	Company		Consolidated
	9/30/2014	12/31/2013	9/30/2014	12/31/2013

Payables for purchase of properties	116,573	115,397	255,303	262,902
Adjustment to present value	(5,582)	(873)	(6,184)	(873)
Advances from customers
Development and sales	22,398	39,868	50,819	48,220
Barter transaction - Land	175,700	165,703	268,514	178,100

	309,089	320,095	568,452	488,349

Current portion	263,358	284,366	492,293	408,374
Non-current portion	45,731	35,729	76,159	79,975

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

19. Equity

19.1.  Capital

As of September 30, 2014 and December 31, 2013, the Company's authorized and paid-in capital amounts to R$2,740,662, represented by 435,559,201 registered common shares, without par value, of which 30,288,991 (19,099,486 in 2013) were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) common shares.

On February 26, 2014, the Board of Directors of Tenda approved the termination of the program to repurchase the common shares issued by Gafisa for holding them in treasury and later sell them. In the period ended February 26, 2014, 7,000,000 shares in free float totaling R$22,728 were acquired.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

19. Equity--Continued

19.1.  Capital --Continued

On the same date, the Board of Directors of the Company created a program to repurchase its common shares aimed at holding them in treasury and later selling or cancelling them, limiting the acquisition to 17,456,434 shares to be carried out in up to 365 days. In the period ended September 30, 2014, 9,652,900 shares totaling R$30,833. were acquired. Additionally, the Company transferred 5,463,395 shares in the total amount of R$17,583 related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$6,919.

Treasury shares- 09/30/2014
Type	GFSA3	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,020	1,731
1st quarter 2013	1,000,000	4.3316	0.23%	3,370	4,336
2nd quarter 2013	9,000,000	3.9551	2.07%	30,330	35,634
4th quarter 2013	8,500,000	3.6865	1.95%	28,645	31,369
1st quarter 2014	14,900,000	3.2297	3.42%	50,213	48,168
2nd quarter 2014 (transfers)	(4,169,157)	3.2168	-1.03%	(14,109)	(13,424)
2nd quarter 2014	1,000,000	3.1843	0.25%	3,370	3,187
3nd quarter 2014 (transfers)	(1,294,238)	3.2135	-0.30%	(4,362)	(4,159)
3nd quarter 2014	752,900	2.9283	0.17	2,537	2,206
	30,288,991	3.4988	6.89%	102,014	109,048

(*)   Market value calculated based on the closing share price at September 30, 2014 (R$2.96), not considering the possible effect of volatilities.

Treasury shares - 12/31/2013
Type	GFSA3	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,116	1,731
1st quarter 2013	1,000,000	4.3316	0.23%	3,530	4,336
2nd quarter 2013	9,000,000	3.9551	2.07%	31,770	35,634
4th quarter 2013	8,500,000	3.6865	1.95%	30,005	31,369
	19,099,486	3.8258	4.39%	67,421	73,070

(*)   Market value calculated based on the closing share price at December 31, 2013 (R$3.53), not considering the possible effect of volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of claims.

The change in the number of shares outstanding is as follows:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

19. Equity --Continued

Common shares - In thousands
Shares outstanding as of December 31, 2013	416,459
Repurchase of treasury shares	(16,653)
Transfer related to the stock option plan	5,463
Shares outstanding as of September 30, 2014	405,269

Weighted average shares outstanding	405,279

On February 12, 2014, the Company made the settlement of interest on capital in the net amount of R$117,122.

19.2.  Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 24) in the periods ended September 30, 2014 and 2013 totaled:

	9/30/2014	9/30/2013

Gafisa	13,402	13,611
Tenda	311	104
	13,713	13,715

(i)    Gafisa

The Company has a total of five stock option plans comprising common shares, launched in  2010, 2011, 2012, 2013 and 2014 which follow the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

Changes in the stock options outstanding in the period ended September 30, 2014 and in the year ended December 31, 2013, including the respective weighted average exercise prices are as follows:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

19. Equity --Continued

19.2.  Stock option plan

	2014		2013
	Number of options	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)
Options outstanding at the beginning of the year	11,908,128	1.47	9,742,400	1.32
Options granted	4,361,763	1.93	5,383,627	1.86
Options exercised	(5,463,395)	1.26	(2,329,422)	2.09
Options expired	(748,518)	3.66	-	-
Options forfeited	(417,637)	0.04	(888,477)	0.39

Options outstanding at the end of the period	9,640,341	1.48	11,908,128	1.47

Vested options at the end of the year	1,178,113	2.53	-	-

Outstanding and exercisable options as of September 30, 2014, are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

9,640,341	4.27	1.48	1,178,113	2.53

During the period ended September 30, 2014, the Company granted 4,361,760 options in connection with its stock option plan comprising common shares  (5,383,627 options granted in 2013).

The fair value of the new options granted totaled R$7,464 (R$11,048 in 2013), which was determined based on the following assumptions:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

19. Equity --Continued

19.2.  Stock option plan

	2014	2013
Pricing model	MonteCarlo	Binomial	MonteCarlo
Exercise price of options (R$)	R$3.13 type A and R$0.01 type B	R$2.73	R$2.73 e R$0.01
Weighted average price of options (R$)	R$ 1.93	R$2.73	R$0.73
Expected volatility (%) – (*)	55%	40%	40%
Expected option life (years)	4.91 years	11.03 years	1.97 years
Dividend income (%)	1.90%	1.90%	1.90%
Risk-free interest rate (%)	10.55%	7.85%	7.85%

 (*)The volatility was determined based on regression analysis of the ratio of the share volatility of Gafisa S.A. to the Ibovespa index.

In the period ended September 30, 2014, the Company recognized in the heading "Other income (expenses), net", the expenses with the stock option plan of the former subsidiary Alphaville Urbanismo S.A., in the amount of R$13,863 related to the adjustment to the balance payable, according to the contract between the parties (Note 24).

(ii)   Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to the parent company Gafisa, responsible for share issuance. As of September 30, 2014, the amount of R$14,965 (R$14,939 as of December 31, 2013), related to the reserve for granting options of Tenda is recognized under the account “Related Parties” of Gafisa.

On August 11, 2014, the Board of Directors of Tenda granted a total of 41,324,221 stock options to employees and management members of the Company (beneficiaries), the exercise dates of which are 687,580 on March 31, 2017; 8,264,839 on March 31, 2018; 31,340,450 on March 31, 2019; and 1,031,352 on March 31, 2020.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

19. Equity --Continued

19.2.  Stock option plan

The granted options entitle their holders (beneficiaries) to purchase common shares of the Company’s capital, on condition they remain employed in the Company, and expire ten years after the grant date.

The fair value of the new granted options totaled R$9,137, which was determined based on the following assumptions:

2014
Pricing model	Black-Scholes
Exercise price of options (R$)	R$0.77
Weighted average price of options (R$)	R$0.33
Expected volatility (%) – (*)	31.02%
Expected option life (years)	5.62
Risk-free interest rate (%) (**)	11.81%

(*) The volatility was determined based on the history of the BM&FBOVESPA Real Estate Index (IMOBX).

(**) The risk-free interest rate of the market for the option term in the grant moment varied between 11.66% and 11.81%.

In the period ended September 30, 2014, the Company recorded the amount of R$286 related to the expenses with this stock option plan.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

20. Income and social contribution taxes

(i)      Current income and social contribution taxes

The reconciliation of the effective tax rate for the periods ended September 30, 2014 and 2013 is as follows:

	Consolidated
	9/30/2014	9/30/2013

Loss before income and social contribution taxes, and statutory interest	(24,700)	(132,005)
Income tax calculated at the applicable rate - 34%	8,398	44,882
Net effect of subsidiaries taxed by presumed profit	5,671	(16,278)
Tax losses (tax loss carryforwards used)	(7,636)	(3,235)
Equity pick-up	2,439	1,983
Stock option plan	(9,376)	(4,663)
Other permanent differences	(12,625)	(31,147)
Charges on payables to venture partners	2,533	2,061
Tax benefits recognized (not recognized)	(16,837)	(14,051)
	(27,432)	(20,448)

Tax expenses - current	(26,896)	(13,657)
Tax expenses - deferred	(536)	(6,791)

 (ii)  Deferred income and social contribution taxes

As of September 30, 2014 and December 31, 2013, deferred income and social contribution taxes are from the following sources:

	Company		Consolidated
	9/30/2014	12/31/2013	9/30/2014	12/31/2013

Provisions for legal claims	53,952	47,464	76,073	67,296
Temporary differences – PIS and COFINS deferred	7,198	7,918	13,581	15,566
Provisions for realization of non-financial assets	2,698	2,698	19,302	22,852
Temporary differences – CPC adjustment	10,573	21,733	19,057	31,819
Other provisions	57,260	39,684	86,016	76,735
Income and social contribution tax loss carryforwards	81,546	86,848	305,213	288,712
Tax credits from downstream acquisition	11,171	9,226	11,171	9,226
Tax benefits not recognized	(15,476)	(12,327)	(291,370)	(274,534)
	208,922	203,244	239,043	237,672

Liabilities
Negative goodwill	(91,323)	(91,323)	(91,323)	(91,323)
Temporary differences –CPC adjustment	(26,319)	(36,822)	(116,959)	(127,790)
Differences between income taxed on cash basis and recorded on an accrual basis	(42,181)	(26,000)	(85,060)	(75,211)
	(159,823)	(154,145)	(293,342)	(294,324)
Total net	49,099	49,099	(54,299)	(56,652)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

20. Income and social contribution taxes --Continued

(ii)      Deferred income and social contribution taxes--Continued

The Company has income and social contribution tax loss carryforwards for offset limited to 30% of annual taxable profit, which have no expiration, in the following amounts:

Company
9/30/2014			12/31/2013
Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total

Balance of the income and social contribution tax loss carryforwards

239,840	239,840	-	255,435	255,435	-

Deferred tax assets (25%/9%)

59,960	21,586	81,546	63,859	22,989	86,848

Recognized deferred tax asset

48,581	17,489	66,070	54,795	19,726	74,521

Unrecognized deferred tax asset

11,379	4,097	15,476	9,064	3,263	12,327

Consolidated
9/30/2014			12/31/2013
Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total

Balance of the income and social contribution tax loss carryforwards

897,684	897,684	-	849,150	849,150	-

Deferred tax assets (25%/9%)

224,421	80,792	305,213	212,288	76,424	288,712

Recognized deferred tax asset

48,581	17,489	66,070	54,795	19,726	74,521

Unrecognized deferred tax asset

175,840	63,303	239,143	157,493	56,698	214,191

Based on the estimate of projections for generation of future taxable profit of Gafisa, the estimated recovery of the Company’s balance of deferred income and social contribution tax is as follows:

Company

2014

4,124

2015

46,534

2016

531

2017

9,120

2018

17,871

2019 to 2023

116,144

194,324

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 20 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with the objective of hedging is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and subsequent performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)   Risk considerations

a)    Credit risk

There was no significant change in relation to the credit risks disclosed in Note 21(i)(a) to the financial statements as of December 31, 2013.

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency, index and interest rate risks to its operations, when considered necessary.

The Company holds derivative instruments to mitigate its exposure to index and interest volatility recognized at their fair value in profit (loss) for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments for purposes other than hedging.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

b)    Derivative financial instruments--Continued

As of September 30, 2014, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity between December 2014 and October 2018. The derivative contracts are as follows:

Consolidated
		Reais	Percentage		Validity		Gain (loss) not realized with derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index– Asset position	Swap – Liability position	Beginning	End	9/30/2014	12/31/2013

Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 14.0993%	CDI 1.6344%	12/20/2013	06/20/2014	-	978
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 11.4925%	CDI 0.2801%	06/20/2014	12/22/2014	128	128
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI 1.6344%	12/22/2014	06/22/2015	66	(91)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI 0.2801%	06/22/2015	12/21/2015	(227)	(306)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI 1.6344%	12/21/2015	06/20/2016	(81)	(236)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI 0.2801%	06/20/2016	12/20/2016	(165)	(255)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI 1.6344%	12/20/2016	06/20/2017	75	(35)
Gafisa S/A	Banco Votorantim S.A. (a)	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	(705)	-
Gafisa S/A	Banco HSBC (b)	194,000	Fixed 12.8727%	120% CDI	09/29/2014	10/08/2018	(4,165)	-
							(5,074)	183

					Current		(393)	183
					Non-current		(4.681)	-

(a)      On July 22, 2014, the Company bought derivative swap transaction to mitigate the exposure to the fixed index of the debenture placed on such date (Note 13), changing the position from CDI + 1.90% pa to 118% of CDI.

(b)      On September 29, 2014, the Company bought a derivative swap transaction to mitigate the exposure to the fixed index of the financing taken out on such date (Note 12), changing the fixed position from 12.8727% to 120% of CDI.

During the period ended September 30, 2014, the amount of R$4,354 (R$4,280 in 2013) in the Company’s statements and in the consolidated statements, which refer to net result of the interest swap transaction, was recognized in the “financial income” line in the statement of profit or loss for

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

b)    Derivative financial instruments--Continued

the period, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s balance sheet (Note25).

       The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific valuation methodologies.

       However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts realized upon the financial settlement of transactions.

c)    Interest rate risk

There was no significant change in relation to the interest rate risks disclosed in Note 21(i)(c) to the financial statements as of December 31, 2013.

d)    Liquidity risk

There was no significant change in relation to the liquidity risks disclosed in Note 21(i)(d) to the financial statements as of December 31, 2013.

The maturities of the financial instruments such as loans, financing, suppliers, payables to venture partners and debentures are as follows:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquid risk--Continued

	Company
Period ended September 30, 2014	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	381,272	703,557	114,894	-	1,199,723
Debentures (Note 13)	281,104	546,865	163,946	-	991,915
Payables to venture partners (Note 15)	7,297	7,145	-	-	14,442
Suppliers	49,909	-	-	-	49,909
	719,582	1,257,567	278,840	-	2,255,989

	Company
Year ended December 31, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	376,047	765,007	108,130	-	1,249,184
Debentures (Note 13)	354,271	457,386	200,000	-	1,011,657
Payables to venture partners (Note 15)	108,742	9,654	1,140	-	119,536
Suppliers	51,415	-	-	-	51,415
	890,475	1,232,047	309,270	-	2,431,792

	Consolidated
Period ended September 30, 2014	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	474,361	840,250	115,308	-	1,429,919
Debentures (Note 13)	390,439	846,865	163,946	-	1,401,250
Payables to venture partners (Note 15)	9,935	7,145	-	-	17,080
Suppliers	83,467	-	-	-	83,467
	958,202	1,694,260	279,254	-	2,931,716

	Consolidated
Year ended December 31, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	590,386	938,792	109,132	-	1,638,310
Debentures (Note 13)	563,832	657,386	200,000	-	1,421,218
Payables to venture partners (Note 15)	112,886	9,654	1,140	-	123,680
Suppliers	79,342	-	-	-	79,342
	1,346,446	1,605,832	310,272	-	3,262,550

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquid risk--Continued

Fair value classification

The Company uses the same classification disclosed in Note 21(i)(d) to the financial statements as of December 31, 2013 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented as of September 30, 2014 and December 31, 2013:

	Company			Consolidated
	Fair value classification
As of September 30, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	62,306	-	-	161,767	-
Short-term investments (Note 4.2)	-	764,159	-	-	1,301,658	-

	Company			Consolidated
	Fair value classification
As of December 31, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	39,032	-	-	215,194	-
Short-term investments (Note 4.2)	-	1,241,026	-	-	1,808,969	-
Derivative financial instruments (Note 21.i.b)	-	183	-	-	183	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquid risk--Continued

       In addition, we show the fair value classification of financial instruments liabilities:

	Company			Consolidated
	Fair value classification
As of September 30, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,203,220	-	-	1,426,996	-
Debentures (Note 21.ii.a)	-	1,002,812	-	-	1,401,779	-
Payables to venture partners (Note 21.ii.a)	-	16,743	-	-	16,743	-
Derivative financial instruments (Note 21.i.b)	-	5,074	-	-	5,074	-

	Company			Consolidated
	Fair value classification
As of December 31, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,254,757	-	-	1,641,503	-
Debentures (Note 21.ii.a)	-	1,019,298	-	-	1,428,859	-
Payables to venture partners (Note 21.ii.a)	-	121,060	-	-	125,719	-

       In the period ended September 30, 2014 and the year ended December 31, 2013, there were not any transfers between the Levels 1 and 2 fair value valuation, nor transfers between Levels 3 and 2 fair value valuation.

       There was no significant change in relation to the other information disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(ii)   Fair value of financial instruments

a)     Fair value measurement

       The Company uses the same methods and assumptions disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2013 in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

The main consolidated carrying amounts and fair values of financial assets and liabilities at September 30, 2014 and December 31, 2013 are as follows:

	Company
	9/30/2014		12/31/2013
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	62,306	62,306	39,032	39,032
Short-term investments (Note 4.2)	764,159	764,159	1,241,026	1,241,026
Derivative financial instruments (Note 21(i)(b))	-	-	183	183
Trade accounts receivable (Note 5)	1,054,762	1,054,762	1,216,902	1,216,902

Financial liabilities
Loans and financing (Note 12)	1,199,723	1,203,220	1,249,184	1,254,757
Debentures (Note 13)	991,915	1,002,812	1,011,657	1,019,298
Payables to venture partners (Note 15)	14,442	16,743	119,536	121,060
Derivative financial instruments (Note 21(i)(b))	5,074	5,074	-	-
Suppliers	49,909	49,909	51,415	51,415

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(ii)   Fair value of financial instruments

a)     Fair value measurement

	Consolidated
	9/30/2014		12/31/2013
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	161,767	161,767	215,194	215,194
Short-term investments (Note 4.2)	1,301,658	1,301,658	1,808,969	1,808,969
Derivative financial instruments (Note 21(i)(b))	-	-	183	183
Trade accounts receivable (Note 5)	1,931,214	1,931,214	2,223,668	2,223,668

Financial liabilities
Loans and financing (Note 12)	1,429,919	1,426,996	1,638,310	1,641,503
Debentures (Note 13)	1,401,250	1,401,779	1,421,218	1,428,859
Payables to venture partners (Note 15)	17,080	16,743	123,680	125,719
Derivative financial instruments (Note 21(i)(b))	5,074	5,074	-	-
Suppliers	83,467	83,467	79,342	79,342

There was no significant change in relation to the risks of debt acceleration disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(iii)   Capital stock management

The other explanation related to this note did not undergo significant changes in relation to those disclosed in Note 21 (iii) to the financial statements as of December 31, 2013.

The Company includes in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments:

	Company		Consolidated
	9/30/2014	12/31/2013	9/30/2014	12/31/2013

Loans and financing (Note 12)	1,199,723	1,249,184	1,429,919	1,638,310
Debentures (Note 13)	991,915	1,011,657	1,401,250	1,421,218
Obligations assumed on assignment of receivables (Note 14)	39,069	74,201	65,754	119,897
Payables to venture partners (Note 15)	14,442	119,536	17,080	123,680
( - ) Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	(826,465)	(1,280,058)	(1,463,425)	(2,024,163)
Net debt	1,418,684	1,174,520	1,450,578	1,278,942
Equity	3,106,916	3,190,724	3,129,137	3,214,483
Equity and net debt	4,525,600	4,365,244	4,579,715	4,493,425

 (iv) Sensitivity analysis

The sensitivity analysis of financial instruments for the year December 31, 2013 and period September 30, 2014, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material variations on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(iv)  Sensitivity analysis --Continued

a)  Financial investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)  Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;

c)  Trade accounts receivable, linked to the National Civil Construction Index (INCC).

To the sensitivity analysis of the interest rates of investments, loans and accounts receivables, the Company considered the CDI rate at 10.82%, (9.78% in 2013) the TR at 0.75%, (0.31% in 2013), the INCC at 6.96%, (8.09% in 2013), the IGP-M at 3.66%, (5.46% in 2013) and the IPCA at 6.31%, (5.73% in 2013). The scenarios considered were as follows:

Scenario I: 50% increase in the risk variables used for pricing

Scenario II: 25% increase in the risk variables used for pricing

Scenario III: 25% decrease in the risk variables used for pricing

Scenario IV: 50% decrease in the risk variables used for pricing

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(iv)  Sensitivity analysis --Continued

As of September 30, 2014:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Financial investments	CDI	61,291	30,645	(30,645)	(61,291)
Loans and financing	CDI	(31,828)	(15,914)	15,914	31,828
Debentures	CDI	(21,205)	(10,602)	10,602	21,205
Derivative financial instruments	CDI	(38,783)	(20,353)	22,552	47,625

Net effect of CDI variation		(30,525)	(16,224)	18,423	39,367

Loans and financing	TR	(2,645)	(1,323)	1,323	2,645
Debentures	TR	(3,546)	(1,773)	1,773	3,546

Net effect of TR variation		(6,191)	(3,096)	3,096	6,191

Debentures	IPCA	(469)	(234)	234	469

Net effect of IPCA variation		(469)	(234)	234	469

Accounts receivable	INCC	62,873	31,437	(31,437)	(62,873)
Properties for sale	INCC	63,512	31,756	(31,756)	(63,512)

Net effect of INCC variation		126,385	63,193	(63,193)	(126,385)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(iv)  Sensitivity analysis --Continued

As of December 31, 2013:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Financial investments	CDI	77,110	38,555	(38,555)	(77,110)
Loans and financing	CDI	(33,920)	(16,960)	16,960	33,920
Debentures	CDI	(19,843)	(9,921)	9,921	19,843
Payables to venture partners	CDI	(4,623)	(2,312)	2,312	4,623
Derivative financial instruments	CDI	(9,303)	(4,856)	5,344	11,219

Net effect of CDI variation		9,421	4,506	(4,018)	(7,505)

Loans and financing	TR	(1,208)	(604)	604	1,208
Debentures	TR	(1,474)	(737)	737	1,474

Net effect of TR variation		(2,682)	(1,341)	1,341	2,682

Debentures	IPCA	(385)	(193)	193	385

Net effect of IPCA variation		(385)	(193)	193	385

Accounts receivable	INCC	83,051	41,525	(41,525)	(83,051)
Properties for sale	INCC	58,235	29,117	(29,117)	(58,235)

Net effect of INCC variation		141,286	70,642	(70,642)	(141,286)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

22. Related parties

22.1.  Balances with related parties

The transactions between the Company and related companies are realized under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	9/30/2014	12/31/2013	9/30/2014	12/31/2013

Assets
Current account:
Total SPEs	150,647	163,130	110,271	80,804
Condominium and consortia and thirty party’s works	8,495	1,743	8,495	1,743
Loan receivable	75,989	98,272	117,058	136,508
Dividends receivable	5,246	7,443	-	-
	240,377	270,588	235,824	219,055

Current	164,388	172,316	118,766	82,547
Non-current	75,989	98,272	117,058	136,508

Liabilities
Current account
Purchase/sale of interests	(41,527)	(39,100)	(41,527)	(39,100)
Total SPEs and Tenda	(476,100)	(163,075)	(124,560)	(94,578)
	(517,627)	(202,175)	(166,087)	(133,678)

Current	(517,627)	(202,175)	(166,087)	(133,678)

The composition, nature and condition of loan receivable by the Company are shown below:

	Company
	9/30/2014	12/31/2013	Nature	Interest rate

Engenho	16	15	Construction	12% p.a. + IGPM
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	-	2,279	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	10,925	15,201	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	-	2,929	Construction	3% p.a. + CDI
Gafisa SPE 46 Emp. Imobiliários Ltda.	1,208	1,056	Construction	12% p.a. + IGPM
Gafisa SPE 71 Emp. Imobiliários Ltda.	7,019	6,066	Construction	3% p.a. + CDI
Gafisa SPE 76 Emp. Imobiliários Ltda.	-	3,863	Construction	4% p.a. + CDI
Acquarelle Civilcorp Incorporações Ltda.	470	411	Construction	12% p.a. + IGPM
Manhattan Residencial I	48,535	62,441	Construction	10% p.a. + TR
Manhattan Comercial I	-	15	Construction	10% p.a. + TR
Manhattan Residencial II	-	137	Construction	10% p.a. + TR
Manhattan Comercial II	-	65	Construction	10% p.a. + TR
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda	7,816	3,794	Construction	12% p.a. + IGPM
Total Company	75,989	98,272

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

22. Related parties --Continued

22.1.  Balances with related parties --Continued

	Consolidated
	9/30/2014	12/31/2013	Nature	Interest rate

Engenho	16	15	Construction	12% p.a. + IGPM
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	-	2,279	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	10,925	15,201	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	-	2,929	Construction	3% p.a. + CDI
Gafisa SPE-46 Emp. Imobiliários Ltda.	1,208	1,056	Construction	12% p.a. + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	7,019	6,066	Construction	3% p.a. + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	-	3,863	Construction	4% p.a. + CDI
Acquarelle - Civilcorp Incorporações Ltda.	470	411	Construction	12% p.a. + IGPM
Manhattan Residencial I	48,535	62,441	Construction	10% p.a. + TR
Manhattan Comercial I	-	15	Construction	10% p.a. + TR
Manhattan Residencial II	-	137	Construction	10% p.a. + TR
Manhattan Comercial II	-	65	Construction	10% p.a. + TR
Scena Laguna - Tembok Planej. E Desenv. Imob. Ltda.	7,816	3,794	Construction	12% p.a. + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda.	18,852	17,998	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	8,072	7,183	Construction	120% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	4,041	4,003	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,961	3,589	Construction	113.5% of 126.5% of CDI
Ac Participações Ltda.	5,390	4,710	Construction	12% p.a. + IGPM
Other	753	753	Construction	Sundry
Total consolidated	117,058	136,508

In the period ended September 30, 2014 he recognized financial income from interest on loans amounted toR$5,156 (R$6,643 in 2013) in the Company’s statement and R$7,679 (R$8,094 in 2013) in the consolidated statement (Note  25).

Information regarding management transactions and compensation is described in Note 26.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 22 to the financial statements as of December 31, 2013.

22.2.  Endorsements, guarantees and sureties

The financial transactions of subsidiaries are backed by endorsements or sureties in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$1,117,919 (R$1,428,286 in 2013).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

23. Net operating revenue

Company

Consolidated

9/30/2014

9/30/2013

9/30/2014

9/30/2013

Gross operating revenue

Real estate development, sale, barter transactions and construction services

863,407	982,773	1,571,666	1,842,997

(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)

825	3,798	54,576	90,055

Taxes on sale of real estate and services

(79,377)	(88,021)	(124,520)	(156,591)

Net operating revenue

784,855	898,550	1,501,722	1,776,461

24. Costs and expenses by nature

These are represented by the following:

	Company		Consolidated

9/30/2014

9/30/2013

9/30/2014

9/30/2013

Cost of real estate development and sale:
Construction cost	(330,290)	(374,856)	(680,249)	(846,667)
Land cost	(93,068)	(120,671)	(153,030)	(212,494)
Development cost	(30,229)	(33,317)	(79,164)	(100,458)
Capitalized financial charges (Note 12)	(68,184)	(58,697)	(126,169)	(112,336)
Maintenance / warranty	(21,322)	(9,172)	(27,091)	(20,938)
Recognition (reversal) of provision for cancelled contracts (Note 5)	-	-	(44,914)	(88,122)
	(543,093)	(596,713)	(1,110,617)	(1,381,015)

Commercial expenses:
Product marketing expenses	(22,288)	(37,075)	(44,368)	(70,321)
Brokerage and sale commission	(12,565)	(35,554)	(25,008)	(67,437)
Customer Relationship Management expenses and corporate marketing	(16,727)	(9,856)	(33,293)	(18,694)
Other	(4,000)	(2,816)	(7,960)	(5,340)
	(55,719)	(85,301)	(110,899)	(161,792)

General and administrative expenses:
Salaries and payroll charges	(31,529)	(39,165)	(57,006)	(70,530)
Employee benefits	(3,056)	(3,246)	(5,047)	(5,864)
Travel and utilities	(1,154)	(2,190)	(2,051)	(3,859)
Services	(14,204)	(11,007)	(25,601)	(20,363)
Rents and condominium fees	(7,281)	(4,798)	(11,102)	(7,900)
IT	(10,996)	(4,859)	(17,889)	(10,251)
Stock option plan (Note 19.2)	(13,402)	(13,611)	(13,713)	(13,715)
Reserve for profit sharing (Note 26.iii)	(13,910)	(14,699)	(26,151)	(26,236)
Other	(347)	2,987	(164)	959
	(95,879)	(90,588)	(158,724)	(157,759)

Other income (expenses), net:
Expenses with lawsuits (Note 17)	(40,420)	(32,780)	(77,283)	(47,388)
Equity pick-up in unincorporated venture (“SCP”)	4,839	(8,539)	-	-
Expenses with the adjustment to the stock option plan balance of AUSA (Note 19.2)	(13,863)	-	(13,863)	-
Other	(2,272)	2,594	(1,479)	3,540
	(51,716)	(38,725)	(92,625)	(43,848)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

25. Financial income

	Company		Consolidated

9/30/2014

9/30/2013

9/30/2014

9/30/2013

Financial income
Income from financial investments	60,303	15,442	100,919	36,748
Financial income on loans (Note 22)	5,156	6,643	7,679	8,094
Interest income	1,993	699	2,578	1,104
Other financial income	2,718	497	7,458	6,740
	70,170	23,281	118,634	52,686
Financial expenses
Interest on funding, net of capitalization (Note 12)	(76,499)	(112,473)	(94,912)	(130,687)
Amortization of debenture cost	(3,362)	(2,623)	(3,161)	(3,434)
Payables to venture partners	(2,211)	(2,427)	(2,255)	(12,399)
Banking expenses	(2,627)	(1,092)	(2,875)	(5,035)
Derivative transactions (Note 21 (i) (b))	(4,354)	(4,280)	(4,354)	(4,280)
Discount on securitization transaction	369	(1,600)	369	(1,602)
Offered discount and other financial expenses	(10,863)	(17,787)	(30,460)	(26,562)
	(99,547)	(142,282)	(137,648)	(183,999)

26. Transactions with management and employees

(i)    Management compensation

The amounts recorded in the account “general and administrative expenses” for the period ended September 30, 2014 and 2013, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Period ended September 30, 2014	Board of Directors	Statutory Board	Fiscal Council

Number of members	8	5	3
Fixed compensation for the period (in R$)	1,316	2,806	140
Salary / Fees	1,297	2,530	140
Direct and indirect benefits	19	276	-
Monthly compensation (in R$)	146	312	16
Total compensation	1,316	2,806	140
Profit sharing	-	3,413	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

26. Transactions with management and employees--Continued

(i)    Management compensation--Continued

	Management compensation
Period ended September 30, 2013	Board of Directors	Statutory Board	Fiscal Council

Number of members	9	8	3
Fixed compensation for the period (in R$)	1,420	3,791	120
Salary / Fees	1,389	3,510	120
Direct and indirect benefits	31	218	-
Monthly compensation (in R$)	158	421	13
Total compensation	1,420	3,791	120
Profit sharing	-	6,469	-

       The maximum aggregate compensation of the Company for the year 2014 was established at R$13,425, as approved at the Annual Shareholders’ Meeting held on April 25, 2014.

       On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2015 was approved at R$192.

(ii)   Sales

In the period ended September 30, 2014 , the total sales of units sold in 2014 to the Management is R$1,513 (R$2,405 in 2013) and the total receivables is R$4,600 (R$5,845 as of December 31, 2013).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

26. Transactions with management and employees--Continued

(iii)   Profit sharing

In the period ended September 30, 2014, the Company recorded an expense for profit sharing amounting to R$13,910 in the Company’s statement (R$14,699 in 2013) and R$26,151 in the consolidated statement (R$26,236 in 2013) in the heading “General and Administrative Expenses” (Note 24), which is broken down as follows.

Consolidated	9/30/2014	9/30/2013

Gafisa and Tenda’ Statutory Board	8,093	6,469
Other collaborators	18,058	19,767
	26,151	26,236

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 26 to the financial statements as of December 31, 2013.

27. Insurance

For the period ended September 30, 2014, insurance contracts were not subject to significant changes in relation to those disclosed in Note 27 to the financial statements as of December 31,2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

28. Earning and loss per share

The following table shows the calculation of basic and diluted earning and loss per share. In view of the losses for the periods ended September 30, 2014 and 2013, shares with dilutive potential are not considered, because the impact would be antidilutive.

	9/30/2014	9/30/2013
Basic numerator
Proposed dividends and interest on capital	-	-
Undistributed loss	(50,594)	(53,839)
Undistributed loss, available for the holders of common shares	(50,594)	(53,839)

Basic denominator (in thousands of shares)
Weighted average number of shares	405,279	427,757

Basic loss per share in Reais	(0,1248)	(0,1259)
Diluted numerator
Proposed dividends and interest on capital
Undistributed loss	-	-
Undistributed loss, available for the holders of common shares	(50,594)	(53,839)
	(50,594)	(53,839)
Diluted denominator (in thousands of shares)
Weighted average number of shares	405,279	427,757
Stock options	-	-
Diluted weighted average number of shares	405,279	427,757

Diluted loss per share in Reais	(0.1248)	(0.1259)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 28 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

29. Segment information

The quarterly information of the business segments of the Company is as follows:

			Consolidated
	Gafisa S.A.	Tenda	9/30/2014
Net operating revenue	1,089,913	411,809	1,501,722
Operating costs	(775,165)	(335,452)	(1,110,617)

Gross profit	314,748	76,357	391,105

Selling expenses	(69,133)	(41,766)	(110,899)
General and administrative expenses	(95,886)	(62,838)	(158,724)
Depreciation and amortization	(30,261)	(11,453)	(41,714)
Financial expenses	(101,218)	(36,430)	(137,648)
Financial income	75,903	42,731	118,634
Tax expenses	(20,019)	(7,413)	(27,432)

Net profit/(loss) for the period from continuing operations	30,399	(80,993)	(50,594)

Customers (short and long term)	1,544,413	386,801	1,931,214
Inventories (short and long term)	1,749,750	752,058	2,501,808
Other assets	2,047,209	1,098,623	3,145,832

Total assets	5,341,372	2,237,482	7,578,854

Total liabilities	3,270,322	1,179,395	4,449,717

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

29. Segment information --Continued

			Consolidated
	Gafisa S.A.	Tenda	9/30/2013

Net operating revenue	1,173,898	602,563	1,776,461
Operating cost	(796,126)	(584,889)	(1,381,015)

Gross profit	377,772	17,674	395,446

Selling expenses	(101,165)	(60,627)	(161,792)
General and administrative expenses	(91,493)	(66,266)	(157,759)
Depreciation and amortization	(30,328)	(8,245)	(38,573)
Financial expenses	(156,835)	(27,164)	(183,999)
Financial income	27,060	25,626	52,686
Tax expenses	(8,773)	(11,675)	(20,448)

Loss for the period from continuing operations	(30,278)	(122,175)	(152,453)

Profit for the period from discontinued operations	-	-	127,758

	Gafisa S.A.	Tenda	12/31/2013
Customers (short and long term)	1,662,572	561,096	2,223,668
Inventories (short and long term)	1,420,359	674,055	2,094,414
Other assets	2,658,263	1,206,685	3,864,948

Total assets	5,741,194	2,441,836	8,183,030

Total liabilities	3,679,292	1,289,255	4,968,547

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 29 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments

In order to enhance its notes and in line with items 20 and 21 of ICPC 02, the Company describes below some information on ventures under construction as of September 30, 2014:

30.1     The contracted sales revenue deducted from the appropriated sales revenue is the unappropriated sales revenue (net revenue calculated by the continuous transfer approach, according to OCPC 04). The unappropriated sales revenue of ventures under construction plus the accounts receivable of completed ventures plus the advance from clients less cumulative receipts, comprise the receivables from developments, as follows:

Ventures under construction:
Contracted sales revenue (*)	4,078,200
Appropriated sales revenue (A) (**)	(2,754,007)
Unappropriated sales revenue (B) (*)	1,324,193

Completed ventures (C)	868,979

Cumulative receipts (D) (**)	(1,623,201)
Advances from clients
Appropriated revenue surplus (Note 18) (E)	50,819

Total accounts receivable from developments (Note 5) (-A+C+D+E)	2,050,604

(*) Information other than accounting considered in the scope of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method  (PoC).

(**) Amounts stated cumulatively. Accordingly, they do not reflect the impacts on    the statement of profit or loss for the period.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments --Continued

The information on unappropriated sales revenue and contracted sales revenue do not include ventures that are subject to restriction due to a suspensive clause, the legal period of 180 days in which the Company can cancel a development and therefore is not appropriated to profit or loss.

The real estate development revenue from units sold and under construction of real estate development is appropriated to statement of profit or loss over the construction period of ventures, in compliance with the requirements of item 14 of CPC 30 – Revenue. The procedures adopted in the appropriation to profit or loss over the construction period are described in Note 2 – Presentation of  Financial Statements and summary of main accounting practices of the financial statements as of December 31, 2013.

30.2     As of September 30, 2014, the total cost incurred and to be incurred in connection with units sold or in inventory, estimated until the completion of ventures under construction, is as follows:

Ventures under construction: Incurred cost of units in inventory (Note 6)	756,384
Estimated cost to be incurred with units in inventory (*)	838,568
Total estimated cost incurred and to be incurred with units in inventory (a)(F)	1,594,952

Estimated cost of units sold (*) (G)	2,820,987
Incurred cost of units sold (H) (**)	(1,809,606)
Unappropriated estimated cost of units sold (*) (I)	1,011,381

Total cost incurred and to be incurred (F+G)	4,415,939

(a) The amount of R$229,685 refers to units of cancelled developments which contracts are not yet cancelled with the respective customers.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments –Continued

 (*)Information other than accounting considered in the scope of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method  (PoC).

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of profit or loss for the period.

30.3     As of September 30, 2014, the estimated profit to be earned until the completion of ventures under construction in connection with units sold is as follows:

Unappropriated sales revenue (B)	1,324,193
Unappropriated barter for land	226,218
1,550,411

Unappropriated cost of units sold (I)	(1,011,381)
Estimated profit	539,030

Information other than accounting considered in the scope of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

The estimated profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges, barter and guarantees, which will be carried out as at the extent they are realized.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments –Continued

30.4     As of September 30, 2014, the retained profit of ventures under construction in connection with units sold is as follows:

Appropriated sales revenue (A) (**)	2,754,007
Appropriated barter for land (**)	99,657
2,853,664

Incurred cost of units sold (H) (**)	(1,809,606)
Profit (**)	1,044,058

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of profit or loss for the period.

The above profit is gross of taxes and present value adjustment (AVP).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitment --Continued

30.5 The Company shows below a table of the percentage of asset related to the Company’s ventures that are included in the structures of equity segregation of the purchase as of September 30, 2014.

9/30/2014

Total assets included in the structures of equity segregation of the purchase (*)	7,629,503
Total consolidated assets	7,635,269
Percentage	99.92%

(*)Total assets of the Company, except for the Gafisa Vendas subsidiary, a company that sells the ventures of Gafisa. Regarding the ventures of subsidiaries, the follow-up of the cash and cash equivalents and corporate debts are carried out through the National Corporate Taxpayers’ Registry (CNPJ) of the company and not separately by venture.

31. Communication with regulatory bodies

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 31 to the financial statements as of December 31,2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

32. Additional Information

Law 12,973/14 of May 13, 2014 made amendments to the IRPJ, CSLL, PIS and COFINS, effective for 2015, allowing taxpayers to adhere to the new rules in 2014 already, on irrevocable basis. This Law which was originated from the provisional measure 627 among other matters, particularly dealt with the harmonization of the tax legislation with the accounting criteria and procedures introduced by Laws 11,638/2007 and 11,941/2009, as well as the extinction of the Transitory Tax Regime (RTT) and new tax rules for companies domiciled in Brazil in relation to profit earned abroad by subsidiary and associates, and amendments to how goodwill is used. The Company opted for not early adopting this Law. However, based on the wording in effect, we estimate that such Law does not produce material accounting effects on the financial information of the Company.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

33. Subsequent events

(i)      Merger of the subsidiary Shertis

On October 9, 2014, the Company approved the Proposal for the Merger of Shertis Empreendimentos S.A. ("Shertis") into the Company. The subsidiary Shertis was created by the Company in 2010 and its only asset was the ownership interest of 20% in the capital of AUSA. The merger does not result in an increase or reduction in the equity or capital of the Company, considering that the equity of Shertis is fully reflected in the equity of the company as a result of the equity method. As 100% of the Shertis’ shares are of the Company, the merger aims at simplifying the ownership structure of the group and reducing operating costs.

(ii)     Funds held in trust by third parties

On October 1, 2014, Tenda made the payment of the eleventh installment of interest rates in the amount of R$19,496 and the fifth installment of amortization in the amount of R$10,000 related to the first placement of debentures in the total amount of R$29,496.

(iii)    Amortization of the first series of the eight placement of debentures of the Company

On October 15, 2014, the Company made a payment in the amount of R$163,671, of which R$144,214 related to the face value of the placement and R$18,281 to the interest payable over the period of the first series of the eight placement of debentures, and R$1,176 related to the interest payable over the period of the second series of the same placement.

***

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Comments on Company’s Business projections

OUTLOOK

On October 20, 2014, the Company disclosed in a Material Fact a revision to its 2014 launch guidance ("Guidance") for the Gafisa segment, due to continuing uncertainties in the current economic environment. This change in the projected volume of launches has also affected guidance for the ratio of Administrative Expenses to Launch Volumes for the Gafisa segment, as well as projected consolidated launches.

Launches in the first nine months of 2014 totaled R$1,395 million, representing 75.4% of the midpoint of full year guidance. Gafisa segment accounted for 82.1% of launches and Tenda represented the remaining 17.9%.

Launch Guidance (2014E)

	Guidance (2014E)	Revision	Actual Figures 9M14	9M14A / Midpoint of Guidance
Consolidated Launches	R$2.1 – R$2.5 bn	R$1.7 – R$2.0 bn	1,394.8 million	75%
Breakdown by Brand
Gafisa Launches	R$1.5 – R$1.7 bn	R$1.1 – R$1.2 bn	1,023.0 million	89%
Tenda Launches	R$600 – R$800 mn	R$600 – R$800 mn	371.7 million	53%

With the completion of the sale of the Alphaville stake in 2013, the Company began 2014 with a solid liquidity position. As reported in this release, the Company’s Net Debt/Equity ratio has remained stable at 44.3% since the 1Q14. Given this result, and considering the Company's business plan for 2014, the Company expects leverage to remain between 55% - 65%, as measured by the Net Debt/Equity ratio.

	Guidance (2014E)	Revision	Actual Figures 9M14	9M14A / Midpoint of Guidance
Consolidated Data	55% - 65% Net Debt / Equity	55% - 65% Net Debt / Equity	44.3%	OK

Also on October 20, the Company withdrew its guidance for 2014 regarding the ratio of Administrative Expenses to Launch Volumes for Gafisa. With the reduction in launch guidance for the year, the Company is unable to meet this projection.

	Guidance (2014E)	Revision
Gafisa	7.5%	Not applicable
Tenda	Not applicable	Not applicable

	Guidance (2015E)	Revision
Gafisa	7.5%	7.5%
Tenda	7.0%	7.0%

Finally, the Company defined as a benchmark for profitability the Return on Capital Employed (ROCE), and it expects that in the next three year period, this ratio shall be between 14% - 16% for both the Tenda and Gafisa segments.

	Guidance (3 years)	Revision
Gafisa	14% - 16%	14% - 16%
Tenda	14% - 16%	14% - 16%

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other information deemed relevant by the Company 1. SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	9/30/2014
	Common shares
Acionista	Shares	%

Treasury shares	30,288,991	6.95
FUNCEF – Fundação dos Economiários Federais	25,181,789	5.78
Polo	23,266,216	5.34
Skagen Global	29,307,300	6.73
Outstanding shares	327,514,905	75.20

Total shares	435,559,201	100.00%

	9/30/2013
	Common shares
Acionista	Shares	%

Treasury shares	10,599,486	2.44
Polo	30,472,246	7.00
FUNCEF – Fundação dos Economiários Federais	23,835,800	5.47
Outstanding shares	370,472,875	85.09

Total shares	435,380,407	100.00%

(A free translation from the original in Portuguese into English)

Gafisa S.A.

2. SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	9/30/2014
	Common shares
	Shares	%

Shareholders holding effective control of the Company	77,755,305	17.85
Board of Directors	592,609	0.14
Executive directors	1,643,445	0.38
Fiscal council	-	-

Executive control, board members, officers and fiscal council	79,991,359	18.37

Treasury shares	30,288,991	6.95
Outstanding shares in the market (*)	325,278,851	74.68

Total shares	435,559,201	100.00%

	9/30/2013
	Common shares
	Shares	%

Shareholders holding effective control of the Company	54,308,046	12.47
Board of Directors	821,313	0.19
Executive directors	3,003,328	0.69
Fiscal council	-	-

Executive control, board members, officers and fiscal council	58,132,687	13.35

Treasury shares	10,599,486	2.44
Outstanding shares in the market (*)	366,648,234	84.21

Total shares	435,380,407	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other relevant information

3.COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6,404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Report on the review of quarterly information - ITR

To the Shareholders, Board of Directors and Officers

Gafisa S.A.

São Paulo, SP

We have reviewed the accompanying individual and consolidated interim financial information of Gafisa S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended September 30, 2014, which comprises the balance sheet as at September 30, 2014 and the respective statement of operations and statement of comprehensive income (loss) for the quarter and nine-month period then ended, and the statement of changes in equity and statement of cash flows for the nine-month period then ended, including explanatory notes.

The Company’s management is responsible for the preparation of individual interim financial information in accordance with the Technical Pronouncement of the Brazilian (CPC) 21 – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by the Brazilian (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian Federal Accounting Council (CFC), as well as for the presentation of these information in compliance with the rules issued by the CVM, applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion from the individual and consolidated interim financial information prepared in accordance with CPC 21 (R1)

Based on our review, we are not aware of any fact that makes us believe that the individual and consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Conclusion from the consolidated interim information prepared in accordance with IAS 34, which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by the Brazilian (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian Federal Accounting Council (CFC)

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with IAS 34, which considers the Technical Orientation - OCPC 04 - Application of technical interpretation ICPC02 to the Brazilian Real Estate Development Entities, issued by the Brazilian (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian Federal Accounting Council (CFC) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Emphasis of matter

As described in Note 2, the individual (Company) and consolidated interim financial information was prepared in accordance with accounting practices adopted in Brazil (CPC21 (R1)). The consolidated interim financial information prepared in accordance with the IFRS applicable to the real estate development entities also considers the Technical Orientation OCPC04, edited by the Brazilian (CPC). This Technical Orientation refers to the revenue recognition of this sector and comprises other matters related to the meaning and adoption of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as further described in Note 2. Our conclusion is not modified in view of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statement of value added for the nine-month period ended September 30, 2014, prepared under the responsibility of the Company’s management, the presentation of which in the interim financial information is required by the rules of the CVM applicable to Quarterly Information (ITR), and as supplementary information under IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, according to the individual and consolidated interim financial information taken as a whole.

São Paulo, November 7th, 2014

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Giuseppe Masi

Accountant CRC 1SP176273/O-7

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and statements \ Management statement of interim financial Information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i) Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended September 30, 2014; and

ii)  Management has reviewed and agreed with the interim information for the period ended September 30, 2014.

Sao Paulo, November 7, 2014

GAFISA S.A.

Management

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and Statements \ Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i) Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended September 30, 2014; and

ii) Management has reviewed and agreed with the interim information for the period ended September 30, 2014.

Sao Paulo, November 7, 2014

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 19, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer